Exhibit 99.1

(Subject to Completion, Dated May 10, 2007)

[•], 2007

Dear NCR Corporation Stockholder:

We are pleased to inform you that the Board of Directors of NCR Corporation has approved the distribution of all of the shares of common stock of Teradata Corporation, a wholly-owned subsidiary of NCR, to NCR stockholders through a stock dividend. At the time of its distribution, Teradata Corporation will hold the assets and liabilities associated with the Teradata Data Warehousing business. Upon the distribution, NCR stockholders will own 100% of the outstanding common stock of Teradata.

This distribution is being made pursuant to a plan preliminarily approved by our Board of Directors on January 5, 2007 to separate NCR into two independent, publicly traded companies: NCR Corporation and Teradata Corporation.

The distribution of Teradata Corporation common stock will occur on [•], 2007 by way of a pro rata stock dividend to NCR stockholders. Each NCR stockholder will receive one share of Teradata Corporation common stock for each share of NCR common stock held by such stockholder at the close of business on [•], 2007, the record date of the distribution. The dividend will be issued in book-entry form only, which means that no physical stock certificates will be issued. If you own your shares through a broker, your brokerage account will be credited with the new shares of Teradata Corporation. If you have an account with NCR’s transfer agent (Mellon), the new shares of Teradata will be credited to your account at Mellon. Stockholder approval of the distribution is not required, nor are you required to take any action to receive your Teradata Corporation common stock. Following the distribution, if you are an NCR stockholder on the record date, you will own shares in NCR and Teradata Corporation.

Because this strategic separation will result in the value of the Teradata business being transferred to the new Teradata Corporation, the value of NCR’s stock will decrease upon completion of the separation on [•], 2007.

Teradata Corporation intends to apply to have its common stock listed on the New York Stock Exchange under the symbol “TDC.” NCR’s common stock will continue to trade on the New York Stock Exchange under the symbol “NCR.”

The enclosed information statement, which is being mailed to all NCR stockholders, describes the distribution of Teradata Corporation common stock in detail and contains important information about Teradata Corporation. We urge you to read this information statement carefully.

We want to thank you for your continued support of NCR, and we look forward to your support of Teradata Corporation in the future.

Sincerely,

James M. Ringler Chairman of the Board

William R. Nuti
President and Chief Executive Officer

(Subject to Completion, Dated May 10, 2007)

[Teradata logo]

[•], 2007

Dear Teradata Corporation Stockholder:

It is our great pleasure to welcome you as a stockholder of Teradata Corporation. We are very excited about our future and believe we are well poised to benefit from the growth opportunities in the data warehousing market as an independent company.

Teradata Corporation pioneered the data warehousing industry when it was first founded in 1979, and it has been a market leader ever since. In 1991, NCR purchased Teradata, enabling us to evolve into the industry’s leading provider of single-source enterprise data warehousing solutions and gain recognition as a world-class data warehouse solution provider.

Today, organizations around the world rely on Teradata’s proven expertise, best-in-class technologies, and award-winning solutions to enhance decision-making and to drive growth, profitability and competitive advantage. Our enterprise data warehousing solutions deliver value to customers across a wide range of industries by combining the Teradata® database software, analytical applications, hardware, and consulting and support services.

We believe the power of our technology, our strength in the marketplace and our financial performance are the keys to our growth and success. Looking forward, we plan to continue executing our strategy to improve and expand the scope of our solutions and market leadership.

We intend to apply to have our common stock listed on the New York Stock Exchange under the symbol “TDC” in connection with the distribution of Teradata’s common stock by way of a pro rata stock dividend to NCR stockholders.

We thank you in advance for your support as a holder of Teradata Corporation common stock, and invite you to learn more about Teradata by reviewing the enclosed information statement or visiting www.teradata.com.

Sincerely,

[•]
Chairman of the Board

Michael Koehler
President and Chief Executive Officer

Preliminary Information Statement

(Subject to Completion, Dated May 10, 2007)

[TERADATA logo]

Information Statement

Distribution of

Common Stock of

TERADATA CORPORATION

by

NCR CORPORATION

to NCR Corporation Stockholders

This information statement is being furnished in connection with the distribution by NCR Corporation to its stockholders of all of its shares of common stock of Teradata Corporation, a wholly-owned subsidiary of NCR that holds directly or indirectly the assets and liabilities associated with NCR’s Teradata Data Warehousing business. To implement the distribution, NCR will distribute all of its shares of Teradata Corporation common stock on a pro rata basis to the holders of NCR common stock. Each of you, as a holder of NCR common stock, will receive one share of Teradata Corporation common stock for each share of NCR common stock that you held at the close of business on [•], 2007, the record date for the distribution. The distribution will be effective as of [•], 2007. Immediately after the distribution is completed, Teradata Corporation will be an independent publicly traded company.

No vote of NCR stockholders is required in connection with this distribution. You are not required to send us a proxy card. NCR stockholders will not be required to pay any consideration for the shares of Teradata common stock they receive in the distribution, and they will not be required to surrender or exchange shares of their NCR common stock or take any other action in connection with the distribution.

All of the outstanding shares of Teradata’s common stock are currently owned by NCR. Accordingly, there currently is no public trading market for our common stock. We intend to file an application to list our common stock under the ticker symbol “TDC” on the New York Stock Exchange. Assuming that Teradata’s common stock is approved for listing, we anticipate that a limited market, commonly known as a “when-issued” trading market, for Teradata’s common stock will develop on or shortly before the record date for the distribution and will continue up to and including through the distribution date, and we anticipate that “regular-way” trading of Teradata’s common stock will begin on the first trading day following the distribution date.

In reviewing this information statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 13 of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of the securities of Teradata Corporation or determined whether this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is [•], 2007.

This information statement was first mailed to NCR stockholders on or about [•], 2007.

TRADEMARKS AND SERVICE MARKS

The Teradata Corporation and NCR Corporation logos and the other trademarks, trade names, and service marks of Teradata mentioned in this information statement, including Teradata® and BYNET™, are currently the property of, and are used with the permission of, NCR Corporation. In connection with the separation, the logos and other trademarks, trade names and service marks of Teradata Corporation, including Teradata® and BYNET™, will be transferred to, and become the property of, Teradata Corporation. More generally, we own or have rights to use the trademarks, service marks and trade names that we use in conjunction with the operation of our business. Some of the more important trademarks that we own or have rights to use that appear in this information statement include the Teradata® and BYNET™ marks, which may be registered in the United States and other jurisdictions. Each trademark, trade name or service mark of any other company appearing in this information statement is owned by such company.

INDUSTRY AND MARKET DATA

In this information statement, we rely on and refer to information and statistics regarding the data warehousing industry and the technology industry. We obtained this data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

All industry and statistical information included in this information statement, other than information derived from our financial and accounting records, is presented as of December 31, 2006, unless otherwise indicated. Unless otherwise indicated, financial data and information derived from our accounting records which are presented as “current” are as of December 31, 2006.

SUMMARY

This summary highlights selected information from this information statement relating to Teradata, Teradata’s separation from NCR and the distribution of Teradata common stock by NCR to its stockholders. For a more complete understanding of our business and the separation and distribution, you should read this information statement carefully.

Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement, including the combined financial statements of the Teradata business of NCR, which are comprised of the assets and liabilities involved in managing and operating the data warehousing business of NCR, assumes the completion of all the transactions referred to in this information statement in connection with the separation and distribution.

Except as otherwise indicated or unless the context otherwise requires, “Teradata,” “we,” “us,” “our” and “our company” refer to Teradata Corporation and its subsidiaries and “NCR Corporation” and “NCR” refer to NCR Corporation and its subsidiaries.

Our Business

Teradata is a global leader in enterprise data warehousing, including enterprise analytic technologies and services, as measured by leading research analysts and customers. Data warehousing is the process of capturing, storing, integrating and analyzing data to gain insight. An enterprise data warehouse (“EDW”) is generally a single, application-neutral repository of an organization’s current and historical data. Our enterprise data warehouse solutions include our leading Teradata® database software, analytic applications, hardware, and related consulting and support services. These solutions are designed to give our customers a single, integrated view of their customers, products, services, demand chains, supply chains, financial and other data, and to transform that data into useful, insightful and actionable information.

We extend the use of traditional data warehousing by integrating advanced analytics into enterprise business processes through active enterprise intelligence. This advanced solution enables companies to integrate active, near real-time data with detailed historical information, and the resulting insights can facilitate more effective and proactive actions throughout all levels of the organization.

We focus our sales efforts on the global 3,000 leading companies across a broad set of industries, including banking and financial services, entertainment (including gaming and media), government, insurance and healthcare, manufacturing, retail, telecommunications, transportation, and travel. We currently have relationships with over 850 of these companies, although the extent to which any given customer contributes to our revenues generally varies significantly from year to year and quarter to quarter. With more than 25 years of experience, Teradata is a leader in implementing scaleable, enterprise-wide data warehouses.

Our revenues are primarily generated in the growing enterprise data warehousing market, which is a subset of the larger multi-billion dollar data warehouse market. For the full year ended December 31, 2006, we had net income of $198 million and total revenues of $1.560 billion, of which approximately 60% was derived in North America and Latin America (the “Americas”), 23% in Europe, the Middle East and Africa (“EMEA”), and 17% in Asia Pacific and Japan (“APJ”).

Later in this information statement we describe the data warehousing operations that will be separated from NCR. Following the spin-off, Teradata will be an independent, publicly traded company, and NCR will not retain any ownership interest in Teradata. In connection with the spin-off, Teradata and NCR will enter into a number of agreements that will govern our relationship following the spin-off.

Our business is subject to various risks. For a description of these risks, see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement.

The Separation

Overview

On January 5, 2007, the Board of Directors of NCR preliminarily approved a plan to separate NCR into two independent, publicly traded companies—one for the Teradata Data Warehousing business and the other for NCR’s retained businesses, the Financial Self Service, Retail Store Automation, Customer Services, Systemedia, and Payment & Imaging businesses. The separation is anticipated to occur through the distribution to NCR stockholders of all of the shares of common stock of a subsidiary of NCR that holds or will hold the assets and liabilities, including the entities holding substantially all of the assets and liabilities, of the Teradata business. On [•], 2007, the Board of Directors of NCR approved the distribution of all of the shares of common stock of Teradata Corporation, a wholly-owned subsidiary of NCR that holds directly or indirectly the assets and liabilities associated with the Teradata Data Warehousing business. Following the distribution, NCR stockholders will own 100% of the common stock of Teradata Corporation.

Before Teradata’s separation from NCR, Teradata will enter into a Separation and Distribution Agreement and several other agreements with NCR to effect the separation and distribution and provide a framework for our relationships with NCR. These agreements will govern the relationships between Teradata and NCR subsequent to the completion of the separation plan and will provide for the allocation between Teradata and NCR of NCR’s assets, liabilities and obligations (including transition services, employee benefits, intellectual property and tax-related assets and liabilities) attributable to periods prior to Teradata’s separation from NCR. Teradata and NCR will also enter into several commercial agreements which will provide for services and hardware to be provided to each other on an ongoing basis at market prices.

The NCR Board of Directors believes that separating the Teradata business from the NCR business is in the best interests of NCR and its stockholders and has concluded that the separation will provide each separated company with certain opportunities and benefits. The management of each separated company will be able to focus on their respective businesses and pursue their specific growth and development agendas, design and implement corporate policies and strategies that are based primarily on the business characteristics of each company, and concentrate financial resources wholly on their own operations. In addition, each company will have direct access to capital markets to fund its growth agenda and can appeal to the investor bases who best understand, appreciate and value the respective businesses of the separated companies. Increased transparency and clarity into the different businesses of NCR will allow investors to more appropriately value the merits, performance and future prospects of each company. The NCR Board of Directors also determined that the creation of separate equity securities for each of the businesses will facilitate incentive compensation arrangements for employees and the ability to effect future acquisitions, in each case with common stock that is more directly tied to the performance of the relevant company’s business.

The NCR Board of Directors also considered a number of potentially negative factors in evaluating the separation, including risks relating to the creation of a new public company and possible increased costs, and concluded that the potential benefits of the separation outweighed these factors. For more information, see the section entitled “The Separation—Reasons for the Separation” included elsewhere in this information statement.

The distribution of our common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For more information, see the section entitled “The Separation—Conditions to the Distribution” included elsewhere in this information statement.

Teradata Corporation is a recently formed company that will, prior to the distribution, directly or indirectly receive and hold all of the assets and liabilities of the Teradata Data Warehousing business as a result of an internal reorganization implemented by NCR. Teradata’s headquarters is located at 1700 S. Patterson Blvd., Dayton, OH 45479 and its general telephone number is (937) 445-5000. We maintain an Internet site at http://www.teradata.com. Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this information statement.

Questions and Answers about Teradata and the Separation

Why is the separation of Teradata structured as a distribution?

NCR believes that a distribution of shares of Teradata to the NCR stockholders is a tax-efficient way to separate the Teradata Data Warehousing business from the rest of NCR in a manner that will create long-term value for NCR stockholders.

How will the separation of Teradata work?

The separation will be accomplished through a transaction in which all of the assets and liabilities of the Teradata Data Warehousing business will be transferred to Teradata and the common stock of Teradata will be distributed by NCR to its stockholders on a one-for-one basis.

When will the distribution occur?	We expect that NCR will distribute the shares of Teradata common stock on [•], 2007 to holders of record of NCR common stock on [•], 2007, the record date.

What do stockholders need to do to participate in the distribution?

Nothing, but we urge you to read this document carefully. Stockholders who hold NCR common stock as of the record date will not be required to take any action to receive Teradata’s common stock in the distribution. No stockholder approval of the distribution is required or sought. We are not asking you for a vote, and we are not requesting you to send us a proxy card. You will not be required to make any payment, surrender or exchange of your shares of NCR common stock or to take any other action to receive your shares of Teradata common stock.

If you own NCR common stock as of the close of business on the record date, NCR, with the assistance of Mellon Investor Services, LLC (“Mellon”), the distribution agent, will electronically issue shares of Teradata common stock to you or to your brokerage firm on your behalf by way of direct registration in book-entry form. Teradata will not issue paper stock certificates. If you are a registered stockholder (meaning you own your stock directly through an account with NCR’s transfer agent, Mellon), Mellon will mail you a book-entry account statement that reflects the number of Teradata shares you own. If you own your NCR shares through a bank or brokerage account, your bank or brokerage firm will credit your account with the Teradata shares.

Following the distribution, stockholders whose shares are held at the transfer agent may request that their shares of either NCR or Teradata be transferred to a brokerage or other account at any time. You should consult your broker if you wish to transfer your shares.

Can NCR decide to cancel the distribution of the common stock even if all the conditions have been met?

Yes. The distribution is subject to the satisfaction or waiver of certain conditions. For more information, see the section entitled “The Separation—Conditions to the Distribution” included elsewhere in this information statement. However, NCR has the right to terminate the distribution, even if all of the conditions are satisfied, if at any time the Board of Directors of NCR determines that the distribution is not in the best interests of NCR and its stockholders.

Does Teradata plan to pay dividends?	We do not expect to pay a regular cash dividend.

Will Teradata have any debt?

NCR will not transfer any of its debt to Teradata. We expect to enter into a customary revolving credit facility with available borrowing capacity of approximately $300 million, although we have not yet obtained any financing commitment for that facility.

For information relating to our planned financing arrangements, see the section entitled “Description of Material Indebtedness” included elsewhere in this information statement.

What will the separation cost?

NCR currently expects to incur one-time, non-recurring pre-tax separation costs of approximately $50 to $65 million in connection with the consummation of the separation plan, with the possibility that such costs could be higher. These one-time costs are expected to consist of, among other things: financial, legal, tax, accounting and other advisory fees; non-income tax costs and regulatory fees incurred as part of the reorganization and separation; costs for building and/or reconfiguring the required information systems to run the stand-alone companies and restacking of building facilities as required; other various costs for branding the new company, NYSE listing fees, investor and other stakeholder communications, printing costs, fees of the distribution agent; and employee recruiting fees and incentive compensation, among other things. Nearly all of these costs will be incurred by NCR prior to the spin-off. To the extent additional separation costs are incurred by Teradata after the spin-off, they will be the responsibility of Teradata. In addition, there are expected to be certain incremental costs incurred on a going-forward basis in connection with operating an independent publicly traded company. For more information regarding the costs of the strategic separation and ongoing incremental costs, see the section entitled “Unaudited Pro Forma Balance Sheet” included elsewhere in this information statement.

What are the U.S. federal income tax consequences of the distribution to NCR stockholders?

The distribution is conditioned upon NCR’s receipt of a private letter ruling from the Internal Revenue Service (“IRS”) and an opinion of Wachtell, Lipton, Rosen & Katz, in each case substantially to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”).

NCR has applied for a private letter ruling from the IRS that the distribution will so qualify. Assuming the distribution so qualifies, for U.S. federal income tax purposes, no gain or loss will be recognized by you, and no amount will be included in your income, upon the receipt of shares of Teradata’s common stock pursuant to the distribution. For more information regarding the private letter ruling, the tax opinion and the potential consequences to you of the distribution, see the section entitled “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution” included elsewhere in this information statement.

How will I determine the tax basis I will have in the Teradata shares I receive in the distribution?

Generally, your aggregate basis in the stock you hold in NCR and the new Teradata shares received in the distribution will equal the aggregate basis of NCR common stock held by you immediately before the distribution. This aggregate basis should be allocated between your NCR common stock and the Teradata common stock you receive in the distribution in proportion to the relative fair market value of each on the date of the distribution. See the section entitled “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution” included elsewhere in this information statement for more information.

You should consult your tax advisor about how this allocation will work in your situation (including a situation where you have purchased NCR shares at different times or for different amounts) and regarding any particular consequences of the distribution to you, including the application of state, local and foreign tax laws.

What will the relationships between NCR and Teradata be following the separation?

Before our separation from NCR, we will enter into a Separation and Distribution Agreement and several other agreements with NCR to effect the separation and distribution and provide a framework for our relationships with NCR. These agreements will govern the relationships between Teradata and NCR subsequent to the completion of the separation and provide for the allocation between Teradata and NCR of NCR’s assets, liabilities and obligations (including transition services, employee benefits, intellectual property and tax-related assets and liabilities) attributable to periods prior to our separation from NCR. We cannot assure you that these agreements will be on terms as favorable to Teradata as agreements with unaffiliated third parties. Teradata and NCR will also enter into several commercial agreements which will provide for services and hardware to be provided to each other on an ongoing basis at market prices. For more information, see the section entitled “Certain Relationships and Related Party Transactions” included elsewhere in this information statement.

It is currently expected that up to two directors of Teradata will also be members of NCR’s Board of Directors, although one of these directors will have a term limited to two years and will not seek re-election after expiration of this term.

What if I want to sell my NCR common stock or my Teradata common stock?

You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither NCR nor Teradata makes any recommendations on the purchase, retention or sale of shares of NCR common stock or the Teradata common stock to be distributed.

If you decide to sell any shares after the record date, but before the distribution, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your NCR common stock or the Teradata common stock you will receive in the distribution or both. If you sell your NCR stock before the record date, you will not receive shares of the new Teradata corporation.

Where will I be able to trade shares of Teradata common stock?

There is not currently a public market for Teradata’s common stock. We intend to apply to list Teradata’s common stock on the New York Stock Exchange (“NYSE”), under the symbol “TDC.” We anticipate that trading in shares of Teradata’s common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and including through the distribution date and that “regular-way” trading in shares of Teradata’s common stock will begin on the first trading day following the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell Teradata’s common stock up to and including through the distribution date, but your transaction will not settle until after the distribution date. We cannot predict the trading prices for NCR’s or Teradata’s common stock before, on or after the distribution date.

What will happen to the listing of NCR common stock?

Nothing. It is expected that, after the distribution of our common stock, NCR common stock will continue to be traded on the NYSE under the symbol “NCR.” The number of shares of NCR common stock you own will not change.

Will the distribution of the common stock of Teradata affect the market price of my NCR shares?

Yes. As a result of the distribution, we expect the trading price of shares of NCR common stock immediately following the distribution to be lower than immediately prior to the distribution because the trading price will no longer reflect the value of the Teradata Data Warehousing business. Furthermore, until the market has fully analyzed the value of NCR without the Teradata Data Warehousing business, the price of NCR shares may experience more stock price volatility. There can be no assurance that the combined trading prices of NCR common stock and Teradata common stock after the distribution will not be less than the trading price of shares of NCR common stock before the distribution.

Are there risks to owning Teradata common stock?

Yes. Teradata’s business is subject to both general and specific risks relating to our business, our leverage, our relationship with NCR and our being a separate, publicly traded company. Our business is also subject to risks relating to the separation. These risks are described in the section entitled “Risk Factors” included elsewhere in this information statement beginning on page 13. We encourage you to read that section carefully.

Where can NCR stockholders get more information?	Before the separation, if you have any questions relating to the separation, you should contact:

NCR Corporation
Investor Relations
1700 South Patterson Blvd., WHQ-1
Dayton, OH 45479
Tel: (937) 445-5905
Fax: (937) 445-5541
www.ncr.com

After the separation, if you have any questions relating to Teradata common stock, you should contact:

Teradata Corporation
Investor Relations
1700 South Patterson Blvd.
Dayton, OH 45479
Tel: (800) 338-3251
Fax: (800) 354-0589
www.teradata.com

After the separation, if you have any questions relating to the distribution of our shares, you should contact:

Teradata Corporation
c/o Mellon Investor Services
P.O. Box 3316
S. Hackensack, NJ 07606
Tel: [•]

Summary of the Separation

The following is a summary of the material terms of the separation and other related transactions.

Distributing company	NCR Corporation. After the distribution, NCR will not own any shares of Teradata common stock.

Distributed company

Currently, Teradata is a Delaware corporation and is a wholly-owned subsidiary of NCR that was formed to hold directly or indirectly all of the assets and liabilities of the Teradata Data Warehousing business. After the distribution, Teradata will be an independent publicly traded company.

Distribution ratio	Each holder of NCR common stock will receive one share of Teradata common stock for each share of NCR common stock held on [•], 2007.

Distributed securities

NCR will distribute all of the shares of Teradata common stock owned by NCR, which will be 100% of our common stock outstanding immediately prior to the distribution. Based on the approximately [•] shares of NCR common stock outstanding on [•], and applying the distribution ratio of one share of Teradata common stock for each share of NCR common stock, approximately [•] million shares of Teradata common stock will be distributed to NCR stockholders who hold NCR common stock as of the record date.

Fractional shares

Since NCR utilizes the book-entry form, some NCR stockholders own fractional shares (for example, 150.5 shares or 0.5 shares). NCR expects to distribute fractional shares of Teradata common stock to its stockholders to the extent required by the one-for-one distribution ratio.

Record date	The record date for the distribution is the close of business on [•], 2007.

Distribution method	Teradata common stock will be issued only in book-entry form. No paper stock certificates will be issued.

Distribution date	The distribution date is [•], 2007.

Conditions to the distribution

The distribution of our common stock is subject to the satisfaction or, if permissible under the Separation and Distribution Agreement, waiver by NCR of the following conditions, among other conditions described in this information statement:

•

the Securities and Exchange Commission (“SEC”) shall have declared effective our registration statement on Form 10, of which this information statement is a part, with a no stop order relating to the registration statement being in effect;

•

any required actions and filings with regard to state securities and blue sky laws of the United States (and any comparable laws under any foreign jurisdictions) shall have been taken and, where applicable, have become effective or been accepted;

•	the Teradata common stock shall have been accepted for listing on the NYSE, on official notice of issuance;

•

NCR shall have received a private letter ruling from the IRS substantially to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, and such ruling shall be in form and substance satisfactory to NCR in its sole discretion;

•

NCR shall have received an opinion of Wachtell, Lipton, Rosen & Katz substantially to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, and such opinion shall be in form and substance satisfactory to NCR;

•

no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the separation, distribution or any of the transactions contemplated by the Separation and Distribution Agreement or any ancillary agreement, shall be in effect;

•

such other actions as the parties hereto may reasonably request to be taken prior to the separation in order to assure the successful completion of the separation and the other transactions contemplated by the Separation and Distribution Agreement shall have been taken;

•	the Separation and Distribution Agreement shall not have been terminated;

•	any material government approvals and other consents necessary to consummate the distribution shall have been obtained and be in full force and effect; and

•	no other events or developments shall have occurred that, in the judgment of NCR’s Board of Directors, would result in the distribution having a material adverse effect on NCR or its stockholders.

The fulfillment of the foregoing conditions does not create any obligations on NCR’s part to effect the distribution, and the NCR Board of Directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the distribution, including by accelerating or delaying the timing of the consummation of all or part of the distribution, at any time prior to the distribution date.

Stock exchange listing	We intend to file an application to list our shares of common stock on the NYSE under the ticker symbol “TDC.”

Risks relating to ownership of our common stock and the distribution

Our business is subject to both general and specific risks and uncertainties relating to our business, our leverage, our relationship with NCR and our being a separate publicly traded company. Our business is also subject to risks relating to the separation. You should read carefully the section entitled “Risk Factors” included elsewhere in this information statement.

Tax considerations

Assuming the distribution, together with certain related transactions, qualifies as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, no gain or loss will be recognized by a stockholder, and no amount will be included in the income of a stockholder, upon the receipt of shares of our common stock pursuant to the distribution.

Certain agreements with NCR

Before our separation from NCR, Teradata will enter into a Separation and Distribution Agreement and several other agreements with NCR to effect the separation and distribution and provide a framework for our relationships with NCR. These agreements will govern the relationships between Teradata and NCR subsequent to the completion of the separation plan and provide for the allocation between us and NCR of NCR’s assets, liabilities and obligations (including transition services, employee benefits, intellectual property and tax-related assets and liabilities) attributable to periods prior to our separation from NCR. For a discussion of these arrangements, see the section entitled “Certain Relationships and Related Party Transactions” included elsewhere in this information statement. Teradata and NCR will also enter into several commercial agreements which will provide for services and hardware to be provided to each other on an ongoing basis at market prices.

The Teradata Data Warehousing Business of NCR Corporation Selected Financial Data

In millions, except per share and employee amounts

For the year ended December 31	2006	2005(1)	2004(2)	2003	2002
Revenue	$1,560	$1,467	$1,349	$1,203	$1,217
Income from operations	$312	$284	$199	$124	$96
Income tax expense	$114	$78	$61	$34	$39
Net income	$198	$206	$138	$90	$57

At December 31

Total assets	$1,009	$911	$871	$798	$777
Debt	$—	$—	$—	$—	$—
Parent company equity	$597	$517	$444	$424	$413
Cash dividends	$—	$—	$—	$—	$—
Number of employees	5,100	4,500	4,100	4,000	4,200

(1)	Includes income tax benefits totaling $33 million from the favorable settlement of prior year tax audits.

(2)	Includes $14 million income tax benefit resulting from the favorable settlement of tax audit issues relating to the period when NCR was a subsidiary of AT&T Corp.

RISK FACTORS

You should carefully consider each of the following risk factors and all of the other information set forth in this information statement. The risk factors generally have been separated into three groups: (i) risks relating to our business, (ii) risks relating to the separation, and (iii) risks relating to our common stock. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our company in each of these categories of risks. However, the risks and uncertainties our company faces are not limited to those set forth in the risk factors described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. In addition, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.

If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on our business, financial condition or results of operations. In such case, the trading price of our common stock could decline.

Risks Relating to Our Business

Economic Pressures—Our business is affected by the global economies in which we operate and the economic climate of the industries we serve.

The information technology (“IT”) industry in which we operate is susceptible to significant changes in the strength of the economy and the economic health of companies who make capital commitments for new technologies. Accordingly, downturns in the global or regional economies in which we operate or certain economic sectors (such as the telecommunications or transportation industries) may adversely impact our business. For example, adverse changes to the economy could impact the timing of purchases by our current and potential customers or the ability of our customers to fulfill their obligations to us. Furthermore, decreased or more closely scrutinized capital spending in our customers’ businesses, in the industries we serve, in the domestic economy or in international economies where our customers do substantial business, may adversely impact our business.

The extent of these impacts, if any, on our business, is dependent on a number of factors, including the duration and extent of any economic downturns, their effect on the markets and other general economic and business conditions.

Competition—The information technology industry is intensely competitive, and competitive pressures could adversely affect prices or demand for our products and services.

We operate in the intensely competitive information technology industry, which is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions, and price and cost reductions. In particular, in the data warehousing market, we face:

•	changes in customer IT spending habits and other shifts in market demands, which drive competition;

•	a trend toward consolidation of companies which could adversely affect our ability to compete, including if our key partners merge or partner with our competitors;

•	increasing pressure on price/performance for data warehousing solutions;

•	changing and aggressive competitive pricing, marketing and product strategies;

•	rapid changes in computing technology and capabilities that challenge our ability to maintain differentiation at the lower range of data warehousing analytic functions; and

•	changing competitive requirements and deliverables in developing and emerging markets.

To compete successfully in this environment, we must rapidly and continually design, develop and market solutions and related products and services that are valued in the marketplace. To do this, we must react on a timely basis to shifts in market demands. In addition, our market position depends on our ability to reduce costs without creating operating inefficiencies and to sustain competitive operating margins, while also maintaining the quality of our products and services.

Our primary competitors are IBM and Oracle, who are well-capitalized companies with widespread distribution, brand recognition and penetration of platforms and service offerings. The significant purchasing and market power of these larger competitors, which have greater financial resources than us, could allow them to surpass our market penetration and marketing efforts to promote and sell their products and services. In addition, many other companies participate in specific areas of our business, such as enterprise application analytic and business intelligence software. The status of our business relationships with these companies can influence our ability to compete in data warehousing opportunities in such areas. We also expect additional competition from both established and emerging companies which have recently become active at the entry-levels of the data warehousing market and which may increase their level of competitive activities. Failure to compete successfully with new or existing competitors in these and other areas could have a material adverse impact on our ability to generate new revenues or sustain existing revenue levels.

Data Warehousing Market—If the overall data warehousing market declines or does not grow, we may sell fewer products and services, and our business may not be able to sustain its current level of operations.

If the market trends toward more conservative IT spending, this could result in fewer customers making investments in our products and services. In the past, we have seen periodic breaks in the buying patterns from some of our larger customers, which indicate a level of maturation of their current data warehouse implementation or a shifting of IT priorities when these customers are still incorporating the investments they have made in their core data warehousing infrastructures during past years. In addition, reduced prices and improvements in data warehousing solutions are creating increased pressure on hardware and software revenues, as well as on customer services annuity revenue streams. If the growth rates for the data warehousing market decline for any reason, there could be a decrease in demand for our products and services, which would have a material adverse effect on our financial results.

Renewal Rates and Support Services Pricing Pressures— If our existing customers fail to renew their support agreements, or if customers do not license updated products on terms favorable to us, our revenues could be adversely affected.

We currently derive a significant portion of our overall revenues from customer support services, and we depend on our installed customer base for future revenue from customer services and licenses of updated products. The terms of our standard support service arrangements generally provide for the payment of license fees and prepayment of first-year support fees and are generally renewable on an annual basis. The IT industry generally has been experiencing increasing pricing pressure from customers when purchasing or renewing support agreements. Moreover, the trend towards consolidation in certain industries that we serve, such as telecommunications, could result in a reduction of the hardware and software being serviced and put pressure on our maintenance terms with customers who have merged. Given this environment, there can be no assurance that our current customers will renew their support agreements or agree to the same terms when they renew, which could result in our reducing or losing support fees, and therefore in reduced revenue.

If our existing customers fail to renew their support agreements, or if we are unable to generate additional support fees through the license of updated products to existing or new customers, our business and future operating results could be adversely affected.

Operating Result Fluctuations—Our financial results are subject to fluctuations caused by many factors that could result in our failing to achieve anticipated financial results.

Our quarterly and annual financial results have varied in the past and are likely to continue to vary in the future due to a number of factors, many of which are beyond our control. In particular, if orders that we expect to be booked at the end of a quarter are not booked until a later date, our net income for that quarter could be substantially below expectations, especially given the large size of our transactions. These and any one or more of the factors listed below or other factors could cause us not to achieve our revenue or profitability expectations. The resulting failure to meet market expectations could cause a drop in our stock price. These factors include the risks discussed elsewhere in this section and the following:

•	Changes in demand for our products and services, including changes in growth rates in the data warehousing market;

•	The size, timing and contractual terms of large orders for our products and services, which may impact in particular our quarterly operating results;

•	Possible delays in or inability to recognize revenue as the result of revenue recognition rules;

•	The budgeting cycles of our customers and potential customers;

•	Any downturn in our customers’ businesses, in the domestic economy or in international economies where our customers do substantial business;

•	Changes in pricing policies resulting from competitive pressures, such as aggressive price discounting by our competitors, or other factors;

•	Our ability to develop and introduce on a timely basis new or enhanced versions of our products and services;

•	Unexpected needs for capital expenditures or other unanticipated expenses;

•	Changes in the mix of revenues attributable to domestic and international sales;

•	Seasonal fluctuations in buying patterns; and

•	Future acquisitions and divestitures of technologies, products and businesses.

Due to resulting fluctuations, we believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful, and that these comparisons may not be an accurate indicator of our future performance.

Unanticipated delays or accelerations in our sales cycles make accurate estimation of our revenues difficult and could result in significant fluctuations in our quarterly operating results.

The size and timing of large orders for our products and services varies considerably, which can impact results from quarter to quarter. The process we use to forecast sales and trends in our business relies heavily on estimates of closure on a transaction-specific basis. It is very difficult to predict sales in a particular quarter or over a longer period of time. Unanticipated delays or accelerations in our sales cycles make accurate estimation of our revenues difficult and could result in significant fluctuations in our quarterly operating results.

The length of our sales cycle varies depending on a number of factors over which we may have little or no control, including the size and complexity of a potential transaction, the level of competition that we encounter in our selling activities and our current and potential customers’ internal budgeting and approval process. As a result of a generally long sales cycle, we may expend significant effort over a long period of time in an attempt to obtain an order, but ultimately not complete the sale, or the order ultimately received may be smaller than anticipated. Our revenue from different customers varies from quarter to quarter, and a customer with a large order in one quarter may generate significantly lower revenue in subsequent quarters. Our results in any particular quarter have generally been dependent on the ability to generate large orders for that quarter from a relatively small number of customers.

In addition, the budgeting and IT capital spending cycles of our customers and potential customers make forecasting more difficult and may adversely affect our ability to accurately predict financial results. Spending may be particularly heavy in our fourth quarter because of large enterprise customers placing orders before the expiration of IT budgets tied to that calendar year.

Our operating expenses are based on projected annual and quarterly revenue levels and are generally incurred ratably throughout each quarter. Since our operating expenses are relatively fixed in the short term, failure to realize projected revenues for a specified period could adversely impact our operating results, reducing net income or causing an operating loss for that period. The deferral or non-occurrence of such sales revenues would materially adversely affect our operating results for that quarter and could impair our business in future periods.

Seasonal trends in sales of our products and services could adversely affect our quarterly operating results.

In general, we see fluctuations in buying patterns with lower revenue in the first quarter and higher revenue in the fourth quarter of each year. Such seasonality also causes our working capital cash flow requirements to vary from quarter to quarter depending on the variability in the volume, timing and mix of product sales. In addition, revenue in the third month of each quarter is typically higher than in the first and second months, which further impacts our ability to predict financial results accurately and enhances the enterprise risks inherent in our business. These and other factors make forecasting more difficult and may adversely affect our ability to predict financial results accurately.

Revenue Mix Variability—Our revenue is variable depending on the mix of products and services in any given period, and changes in the mix of products and services that we sell could materially adversely affect our operating results.

Our business model is based on our anticipated mix of products and services and the corresponding profit margins for such products and services. Unanticipated shifts in such mix could adversely impact our results of operations and require changes to our business model. Professional consulting services margins are generally lower than the other elements of our data warehousing solutions. In addition, when we use third parties to supplement the services we provide to customers, we generally have lower margin rates. As a result, increases in professional consulting services revenues as a percentage of our total revenues may decrease overall margins, which could materially adversely affect our operating results.

We also realize different margins on the storage components we sell with our solutions, and the mix of such hardware varies from quarter to quarter depending on customer requirements. In addition, changes in the price and performance of our data warehousing hardware could negatively impact maintenance, support and subscription service revenues.

Complexity of Our Solutions—The solutions we sell are very complex, and we need to rapidly and successfully develop and introduce new solutions in a competitive, demanding and rapidly changing environment.

To succeed in the intensely competitive information technology industry, we must continually improve and refresh our product and service offerings to include newer features, functionality or solutions. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in EDW database performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers’ existing information technology infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with the Teradata database platform. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Teradata products may become less willing to provide us with access to their products, technical information and marketing and sales support.

As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted. There can be no assurance that our innovations will be profitable, and if we cannot successfully market and sell both existing and newly developed solutions, our business and operating results could be impacted. If we were to lose our significant technology advantage, our market share and growth could be adversely affected. In addition, if we are unable to deliver products, features, and functionality as projected, we may be unable to meet our commitments to customers, which could have an adverse affect on our reputation and business.

Risks of New Products—When we develop new products with higher capacity and more advanced technology, the increased difficulty and complexity associated with producing these products increases the likelihood of reliability, quality or operability problems.

Despite rigorous testing prior to their release and superior quality processes, our software and hardware products may contain errors or security flaws, which may be found after the products are introduced and shipped. This risk is enhanced when products are first introduced or when new versions are released, as well as when we develop products with more advanced technology, since the increased difficulty and complexity associated with producing these products increases the likelihood of reliability, quality or operability problems. The correction and detection of errors may cause delays, lost revenues and incremental costs. Errors in our software products could also affect the ability of our products to work with other hardware or software products, could delay the development or release of new products or new versions of products, and could adversely affect market acceptance of our products. While we attempt to remedy errors that we believe would be considered critical by our customers prior to shipment, we may not be able to detect or remedy all such errors.

Our customers who rely on our solutions for business-critical applications are more sensitive to product errors, which could expose us to product liability, performance and warranty claims, as well as harm our reputation. These and other risks associated with new product and service offerings may have a material adverse impact on our results of operations and future performance.

Product introductions and certain enhancements of existing products by us in the future periods may also reduce demand for our existing products or could delay purchases by customers awaiting arrival of our new products. As new or enhanced products are introduced, we must successfully manage the transition from older products.

In the ordinary course of business, we continually evaluate opportunities for new product and service offerings, new markets and new geographic sectors, and development of such opportunities could entail certain business risks which could affect our financial condition.

Security Lapses—The confidentiality of information we hold or the security of our computer systems could be jeopardized.

We operate pursuant to a business-to-business model, and therefore we normally do not handle large volumes of personally identifiable information for our customers – such as employee data, customer data, data that our customers collect from their customers, and information regulated by the Health Insurance Portability and Accountability Act of 1996. However, some of our services require us to have access to such highly confidential information. If unauthorized access to or use of such information occurs, despite our data security measures to protect it, our results of operation and reputation could be adversely impacted.

Reliance on Third Parties—Our future results depend in part on our relationships with key suppliers, strategic partners and other third parties.

Our development, marketing and distribution strategies depend in part on our ability to form strategic alliances with third parties that have complementary products, software, services and skills. Our strategic partners include consultants and system integrators, software and technology providers, and indirect channel distributors in certain countries. These relationships create risks beyond our control of our partners changing their business focus, entering into strategic alliance with other companies, being acquired by our competitors, failing to meet performance criteria or improperly using our confidential information. If we fail to maintain or expand our relationships with strategic partners, our business may be materially adversely affected.

Third-party vendors provide important elements to our solutions; if we do not maintain our relationships with these vendors, interruptions in the supply of our products may result. There are some components of our solutions that we purchase from single sources due to price, quality, technology or other reasons. For example, we have relied on Solectron as a key single source contract manufacturer for our hardware systems for the last several years. In addition, we depend on Accenture for transaction processing services, silicon computer chips and microprocessors from Intel Corporation, and storage disk systems from EMC Corporation and LSI Corporation. Some components supplied by third parties may be critical to our solutions, and several of our suppliers may terminate their agreements with us without cause with 180 days notice. If we were unable to purchase necessary services, parts, components or products from a particular vendor and had to find an alternative supplier, our shipments and deliveries could be delayed, and our operations could be adversely impacted.

In addition, smaller suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties. We could also be impacted by their inability to provide high-quality products or services that conform to required specifications or contractual arrangements, which could negatively impact our business and operating results.

Reliance on the Intellectual Property of Third Parties—The loss of our rights to use software licensed to us by third parties could harm our business.

We have an active partner program that offers rights to sublicense third party software as part of a complete suite of solutions for our customers. This offering, as well as our reliance on third party software and licenses in our operating system software and business, creates risks that are not present when developing software in-house. For example, the viability, reliability and quality of such partners’ businesses, as well as their ability to fulfill their obligations to us, are factors that come into play and could adversely affect our financial condition. Our operations could also be impacted if we are forced to seek alternative technology, or technology for new solutions, that may not be available on commercially reasonable terms. Also, many of our offerings are complemented by technologies developed by others, and if we are unable to continue to obtain licenses for such technologies, our business would be impacted.

Intellectual Property—If we are unable to develop, preserve and protect our intellectual property assets, our operating results may be adversely affected.

As a technology company, our intellectual property portfolio is crucial to our continuing ability to be a leading EDW solutions provider. We strive to protect and enhance our proprietary intellectual property rights through patent, copyright, trademark and trade secret laws, as well as through technological safeguards. These efforts include protection of the products and application, diagnostic and other software we develop.

To the extent we are not successful, our business could be materially adversely impacted. We may be unable to prevent third parties from using our technology without our authorization or independently developing technology that is similar to ours, particularly in those countries where the laws do not protect our proprietary rights as fully as in the United States. With respect to our pending patent applications, we may not be successful in securing patents for these claims, and our competitors may already have applied for patents that, once issued, will prevail over our patent rights or otherwise limit our ability to sell our products.

While we take steps to provide for confidentiality obligations of employees and third parties with whom we do business (including customers, suppliers and strategic partners), there is a risk that such parties will breach such obligations and jeopardize our intellectual property rights. Many customers have outsourced the administration and management of their data warehouses to third parties, including some of our competitors, who then have access to our confidential information. Although we have agreements in place to mitigate this risk, there can be no assurance that such protections will be sufficient. In addition, our ability to capture and re-use field-based developed intellectual property is important to future business opportunities and margins.

We are actively engaged in efforts to protect the value of our intellectual property and to prevent others from infringing our intellectual property rights. However, due to the complex and technical nature of such efforts and the potentially high stakes involved, such enforcement activity can be expensive and time consuming, and there can be no assurance that we will be successful in these efforts.

Research and Development—We make significant investments in research and development and cannot assure you that these investments will be profitable.

As part of our business strategy, we must continue to dedicate a significant amount of resources to our research and development efforts in order to maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years, if at all. Research and development expenses represent a significant portion of our fixed costs. We believe these new technologies could significantly improve our products and services over the long-term. However, if we have invested too much in these or other technologies, our results of operations could be adversely affected. In addition, as we replace our existing assets with new, higher cost assets, we expect that our depreciation expense will increase, which will contribute to our high level of fixed costs and reduce our earnings.

Intellectual Property Infringement Claims by Third Parties—Claims by others that we infringe their intellectual property rights could harm our business and financial condition.

We have seen a trend towards aggressive enforcement of intellectual property rights as the functionality of products in our industry increasingly overlaps and the volume of issued software patents continues to grow. As a result, there is a risk that we could be subject to infringement claims which, regardless of their validity, could:

•	be expensive, time consuming and divert management attention away from normal business operations;

•	require us to pay monetary damages or enter into non-standard royalty and licensing agreements;

•	require us to modify our product sales and development plans; or

•	require us to satisfy indemnification obligations to our customers.

Regardless of whether these claims have any merit, they can be burdensome to defend or settle and can harm our business and reputation.

Dependence on Key Employees—We depend on key employees and face competition in hiring and retaining qualified employees.

Our employees are critical to our success. Our future success depends on our ability to attract and retain the services of senior management and key personnel in all functional areas of our company, including engineering and development, marketing and sales professionals, and consultants. Competition for highly skilled personnel in the IT industry is intense. No assurance can be made that key personnel will remain with us, and it may be difficult and costly to replace such employees. There also can be no assurance that we will be successful in our initiative to grow our direct sales and consulting work forces. These risks are enhanced by the transitional efforts in connection with the spin-off that may adversely impact our workforce. Our failure to hire, retain and replace our key personnel could have a material adverse impact on our business operations.

Internal Controls—Inadequate internal controls and accounting practices could lead to errors, which could adversely impact our financial condition or results of operations.

We have internal controls and management oversight systems in place, however, we may not be able to prevent or detect misstatements in our reported financial statements due to system errors, the potential for human error and unauthorized actions of employees or contractors, inadequacy of controls, temporary lapses in controls due to shortfalls in transition planning and oversight or resource contracts, and other factors. In addition, due to their inherent limitations, such controls may not prevent or detect misstatements in our reported financial results as required under SEC and NYSE rules, which could increase our operating costs or impair our ability to operate our business. Controls may also become inadequate due to changes in circumstances, and it is necessary to replace, upgrade or modify our internal information systems from time to time. If we are unable to implement these changes in a timely and cost-effective manner, our ability to capture and process financial transactions and support our customers as required may be adversely impacted and could harm our operating results.

In addition, despite transition planning and management oversight, our transition from operating as a division of NCR to operating as a standalone company, as well as the outsourcing of certain transaction processing functions to Accenture, create certain risks of operational delays and difficulties.

Damage to Our Information Systems—Our information systems, computer equipment and information databases are critical to our business operations, and any damage or disruptions could adversely affect our operations.

Our operations are dependent on our ability to protect our computer equipment and the information stored in our databases from damage by, among other things, earthquake, fire, natural disaster, power loss, telecommunications failures, unauthorized intrusions and other catastrophic events. A significant part of our operations is based in an area of California that has experienced power outages and earthquakes and is considered seismically active. Despite our best efforts at planning for such contingencies, catastrophic events of this nature may still result in system failures and other interruptions in our operations, which could have a material adverse effect on our business and financial condition.

In addition, it is periodically necessary to replace, upgrade or modify our internal information systems. If we are unable to do this in a timely and cost-effective manner, especially in light of demands on our information technology resources, our ability to capture and process financial transactions and therefore our financial condition or results of operations may be adversely impacted.

Acquisitions and Alliances—Our ability to successfully integrate acquisitions and effectively manage acquisition and alliance activities may be an important element of future growth.

From time to time, we may make investments in companies, products, service capabilities and technologies through acquisitions, equity investments, joint ventures or strategic alliances. Such transactions entail various risks, including risks associated with:

•	assimilating and integrating different business operations, corporate cultures, personnel, infrastructures and technologies or products acquired or licensed;

•	the potential for unknown liabilities and quality issues within the acquired or combined business;

•	disruptions of our ongoing business or inability to successfully incorporate acquired products, services or technologies into our solutions and maintain quality;

•	failure to achieve the projected synergies after integration of acquired companies; and

•	additional costs not anticipated at the time of acquisition.

Our operating results may fluctuate as a result of acquisitions and other strategic growth transactions, and there is a risk that our financial results may be materially adversely affected.

Legal Contingencies and Regulatory Matters—Like other technology companies, we face uncertainties with regard to lawsuits, regulations and other related matters.

In the normal course of business, we are subject to proceedings, lawsuits, claims and other matters, including those that relate to the environment, health and safety, employee benefits, export compliance, intellectual property, tax matters, and other regulatory compliance and general matters. Because such matters are subject to many uncertainties, their outcomes are not predictable. While we believe that amounts provided in our consolidated financial statements are currently adequate in light of the probable and estimable liabilities, there can be no assurances that the amounts required to satisfy alleged liabilities from such matters will not impact future operating results.

In addition, we are subject to diverse and complex laws and regulations, including those relating to corporate governance, public disclosure and reporting – which are rapidly changing and subject to many possible changes in the future. Laws and regulations impacting our customers, such as those relating to privacy and data protection, could also impact our future business.

There is an increased focus by the SEC on Foreign Corrupt Practices Act (“FCPA”) enforcement activities. Given the breadth and scope of our international operations, we may not be able to detect improper or unlawful conduct by our international partners and employees, despite our high ethics, governance and compliance standards, which could put Teradata at risk regarding possible violations of laws, including the FCPA.

Considerable management time and resources will be spent to understand and comply with changing laws, regulations and standards relating to corporate governance, public disclosure (including the Sarbanes-Oxley Act of 2002), SEC regulations, Basel II and the rules of the NYSE where our shares are expected to be listed. Although we do not believe that recent regulatory and legal initiatives will result in significant changes to our internal practices or our operations, rapid changes in accounting standards, taxation requirements, and federal securities laws and regulations, among others, may substantially increase costs to our organization and could have an impact on our future operating results.

Environmental Liabilities—Our business operations and our predecessor’s historical and ongoing manufacturing activities may subject us to environmental exposures, which could adversely impact our operations and financial results.

Our facilities and operations, and certain former operations for which we assumed liabilities, are subject to a wide range of environmental protection laws. For example, as a result of the Restriction of Hazardous Substances Directive (RoHS) and Directive 2002/96/EC on Waste Electrical and Electronic Equipment, our product distribution, logistics and waste management costs may increase and may adversely impact our financial condition. We expect from time to time to incur costs in connection with compliance with these matters. Given the uncertainties inherent in such activities, there can be no assurances that the costs required to comply with applicable environmental laws will not adversely impact future operating results.

NCR has been identified as a potentially responsible party in connection with certain environmental matters, including the Fox River matter, as further described in NCR’s Annual Report on Form 10-K for the year ended December 31, 2006, at “Environmental Matters” under Note 11 of Notes to Consolidated Financial Statements, “Commitments and Contingencies,” and in the “Critical Accounting Policies and Estimates” section of NCR’s “Management Discussion and Analysis,” and we incorporate such disclosures by reference and make them a part of this risk factor. As described in more detail in such disclosures, NCR maintains an accrual for potential liability relating to the Fox River matter that represents certain critical estimates and judgments made by NCR regarding potential liability; however, both the ultimate costs associated with the Fox River matter and NCR’s share of those costs are subject to a wide range of potential outcomes. We believe that Teradata should not be contingently liable for the Fox River matter under applicable law, whether as a successor or otherwise. However, in the event that a party were to assert that we are liable, NCR is obligated under the Separation and Distribution Agreement to indemnify Teradata with respect thereto. See the section entitled “Certain Relationships and Related Party Transactions—Agreements with NCR—Separation and Distribution Agreement” included elsewhere in this information statement.

Other Factors—There are a number of other factors that could cause our operating results to fluctuate and could have a material adverse impact on our financial condition.

Our revenue and operating results could fluctuate for a number of reasons, including:

•

Foreign Currency Fluctuations: Our revenue and operating income are subject to variability due to the effects of foreign currency fluctuations against the U.S. Dollar. We have exposure to approximately 30 functional currencies, and our primary exposure is from fluctuations in the Euro, Japanese Yen and British Pound. A significant portion of our revenue and operating income is generated outside the United States, and therefore our financial results may fluctuate due to the effects of such foreign currency fluctuations, which are difficult to predict.

•

Contractual Obligations of Consulting Services: We maintain a professional services consulting workforce to fulfill contracts that we enter into with our customers that may extend to multiple periods. Our profitability is largely a function of performing to customer contractual arrangements within the estimated costs to perform these obligations. If we exceed these estimated costs, our profitability related to these contracts may be negatively impacted. In addition, if we are unable to maintain appropriate utilization rates for our consultants, we may not be able to sustain profitability on these contracts.

•

Pension Funds: As of January 1, 2007, NCR’s U.S. defined benefit plans ceased to accrue additional benefits due to amendments to such plans made in 2006. Consistent with this approach, we will not offer pension benefits to employees in the United States after the spin-off. However, consistent with local competitive practice and regulations, we will sponsor pension plans in many of the countries where we do business. A number of these pension plans are supported by pension fund investments that are subject to some financial market risk. The costs of these plans are reported in our financial statements in accordance with Statement of Financial Accounting Standards No. 87 (“SFAS 87”), Employer’s Accounting for Pensions. These costs were determined on a specific employee basis as if Teradata participated in NCR’s pension plans as a participant in a multiemployer plan. In conforming to the requirements of SFAS 87, we are required to make a number of actuarial assumptions for each plan, including expected long-term return on plan assets and discount rate. We do not expect that our future financial results will be materially impacted by these assumptions; however, many countries around the world are in the process of updating their laws and regulations regarding pension funding. These initiatives could require us to make larger contributions to our pension plans in future years.

•

Stock Option Accounting: Similar to other companies, we use stock awards as a form of compensation for certain employees. As part of NCR, the company adopted Statement of Financial Accounting Standards No. 123R (SFAS 123R), Share-Based Payment, beginning January 1, 2006. SFAS 123R requires all stock-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The amount recognized for stock compensation expense could vary depending on a number of assumptions or changes. For example, assumptions such as the risk-free rate, expected holding period and expected volatility that drive our valuation model could change. Other examples that could have an impact include changes in the mix and type of awards, changes in our compensation plans or tax rate, changes in our forfeiture rate, differences in actual results compared to management’s estimates for performance-based awards or an unusually high amount of expirations of stock options.

•

Research and Development Accounting: Statement of Financial Accounting Standard No. 86 (“SFAS 86”), Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed, establishes the financial accounting for software development costs that are incurred during the product development cycle. This standard applies to development costs incurred on projects that are intended to result in marketable software products or software used as part of a marketable product or process. The standard specifies that software development costs should be classified as a research and development expense until the intended product or process has achieved technological feasibility. Costs incurred after a product has achieved technological feasibility, but before product release, should be capitalized. The timing of when various research and development projects become technologically feasible or ready for release can cause fluctuation in the amount of engineering costs that are expensed or capitalized in any given period, thus impacting our reported profitability for that period.

•

Changes in Accounting Standards: We prepare our financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). These accounting principles require us to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of our financial statements. We are also required to make certain judgments that affect the reported amounts of revenues and expenses during each reporting period. We periodically evaluate our estimates and assumptions including those relating to revenue recognition, impairment of goodwill and tangible assets, the allowance for doubtful accounts, capitalized software, restructuring, income taxes, stock-based compensation and contingencies and litigation. We base our estimates on historical experience and various assumptions that we believe to be reasonable based on specific circumstances. Actual results could differ from these estimates, and changes in accounting standards could increase costs to our organization and could have an impact on our future operating results. For example, we recognize revenue for software and software related elements of our solutions in accordance with AICPA Statement of Position 97-2, Software Revenue Recognition and related interpretations. The AICPA and its Software Revenue Recognition Task Force continue to issue interpretations and guidance for applying accounting standards to a wide range of sales contract terms and business arrangements that are prevalent in software licensing arrangements. Future interpretations of these and other accounting standards or changes in our business practices could result in delays in our recognition of revenue that may have a material adverse effect on our operating results.

•

Income Taxes: We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (“SFAS 109”), Accounting for Income Taxes, which recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. If we are unable to generate sufficient future taxable income, if there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, or if the tax laws change unfavorably, then we could be required to increase our valuation allowance against our deferred tax assets, resulting in an increase in our effective tax rate.

International Operations—Generating substantial revenues from our multinational operations helps us to meet our strategic goals, but poses a number of risks.

In 2006, the percentage of our total revenues from outside of the United States was 45%. We believe that our geographic diversity may help to mitigate some risks associated with geographic concentrations of operations (e.g., adverse changes in foreign currency exchange rates and deteriorating economic environments or business disruptions due to economic or political uncertainties). However, our ability to sell our solutions domestically and internationally is subject to the following risks, among others:

•	General economic and political conditions in each country that could adversely affect demand for our solutions in these markets;

•	Currency exchange rate fluctuations that could result in lower demand for our products as well as generate currency translation losses;

•	The impact of civil unrest relating to war and terrorist activity on the economy or markets in general, or on our ability, or that of our suppliers, to meet commitments;

•

Changes to and compliance with a variety of local laws and regulations that may increase our cost of doing business in these markets or otherwise prevent us from effectively competing in these markets;

•	Cultural and management challenges with managing new and growing professional services consulting and engineering functions overseas in such countries as Pakistan, India and China;

•	Difficulties in staffing and managing our foreign offices and the increased travel, infrastructure and legal and compliance costs associated with multiple international locations;

•	Longer payment cycles for sales in foreign countries and difficulties in enforcing contracts and collecting accounts receivable;

•	Additional withholding taxes or other taxes on our foreign income, and tariffs or other restrictions on foreign trade or investment;

•	Difficulties in repatriating overseas earnings;

•	Costs and delays associated with developing products in multiple languages; and

•	Changing competitive requirements and deliverables in developing and emerging markets.

Our products are subject to U.S. export controls and, when exported from the United States, or re-exported to another country, must be authorized under applicable U.S. export regulations. Changes in our products or changes in export regulations may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export of our products to certain countries or customers altogether. Any change in export regulations or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by these regulations could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations.

Open Source Software—The growing market acceptance of open source software presents benefits and challenges for our industry.

We have developed a version of the Teradata database software to operate on the LINUX open source platform and have incorporated other types of open source software into our products, allowing us to enhance certain solutions without incurring substantial additional research and development costs and expand our solution offerings. “Open source” software is made widely available by its authors and is licensed for a nominal fee or, in some cases, at no charge. For example, LINUX is a free UNIX-type operating system, and the source code for LINUX is freely available. While we believe our contractual obligations are limited with respect to such software, no assurances can be give that unanticipated problems arising from our use of open source software will not arise in the future.

Open source licenses typically mandate that proprietary software, when combined in specific ways with open source software, become subject to the open source license. We take steps to ensure that our proprietary software is not combined with, or does not incorporate, open source software in ways that would require our proprietary software to be subject to an open source license. However, few courts have interpreted the open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to uncertainty.

Risks Relating to the Separation

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from NCR.

As a stand-alone, independent public company, we believe that our business will benefit from, among other things, allowing our management to design and implement corporate policies and strategies that are based primarily on the characteristics of our business, allowing us to focus our financial resources wholly on our own operations and implement and maintain a capital structure designed to meet our own specific needs. However, by separating from NCR there is a risk that our company may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of the current NCR. As part of NCR we were able to enjoy certain benefits from NCR’s operating diversity, purchasing and borrowing leverage, and available capital for investments. We may not be able to achieve some or all of the benefits that we expect to achieve as a stand-alone, independent company.

We have no operating history as a separate public company, and our historical and pro forma financial information is not necessarily representative of the results we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

The historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate publicly traded company during the periods presented or those that we will achieve in the future, primarily as a result of the following factors:

•

Prior to our separation, our business was operated by NCR as part of its broader corporate organization, rather than as an independent company. NCR or one of its affiliates performed various corporate functions for us, including, but not limited to, tax administration, cash management, accounting, information services, human resources, ethics and compliance program, real estate management, investor and public relations, certain governance functions (including compliance with the Sarbanes-Oxley Act of 2002 and internal audit) and external reporting. Our historical financial results and the consolidated pro forma financial results reflect allocations of corporate expenses from NCR for these and similar functions. These allocations may be less than the comparable expenses we would have incurred had we operated as a separate, publicly traded company.

•

Currently, our business is integrated with the other businesses of NCR. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. While we expect to enter into short-term transition agreements that will govern certain commercial and other relationships between us and NCR after the separation, those temporary arrangements may not capture the benefits our businesses have enjoyed as a result of being integrated with the other businesses of NCR. The loss of these benefits could have an adverse effect on our business, results of operations and financial condition following the completion of the separation.

•

Generally, our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of NCR. Cash generated by Teradata prior to the separation from NCR will be managed and retained by NCR. Immediately prior to the separation, NCR will transfer $200 million in cash to Teradata and, following completion of the separation, NCR will not be providing us with funds to finance our working capital or other cash requirements. Without the opportunity to obtain financing from NCR, we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, and the terms of those offerings may not be as favorable as those we could have obtained when we were part of NCR.

•	Other significant changes may occur in our cost structure, management, financing and business operations as a result of our operating as a company separate from NCR.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company, and we may experience increased costs after the separation or as a result of the separation.

Following the completion of our separation, NCR will be contractually obligated to provide to us only those transition services specified in the Interim Services and Systems Replication Agreement and the other agreements we enter into with NCR in preparation for the separation. The expiration date of the Interim Services and Systems Replication Agreement varies by service provided and is generally 18 months from the date of our separation, subject to extension in some cases for up to six additional months. We may be unable to replace in a timely manner or on comparable terms the services or other benefits that NCR previously provided to us that are not specified in the Interim Services and Systems Replication Agreement or the other agreements. Also, upon the expiration of the Interim Services and Systems Replication Agreement or other agreements, many of the services that are covered in such agreements will be provided internally or by unaffiliated third parties, and we expect that, in some instances, we will incur higher costs to obtain such services than we incurred under the terms of such agreements. In addition, if NCR does not perform effectively the transition services and the other services that are called for under the Interim Services and Systems Replication Agreement and other agreements, we may not be able to operate our business effectively and our profitability may decline. Furthermore, after the expiration of the Interim Services and Systems Replication Agreement and the other agreements, we may be unable to replace in a timely manner or on comparable terms the services specified in such agreements.

Similarly, we currently purchase a wide variety of products and services, including software licenses, from third parties jointly with NCR. We expect to experience some increased costs after the separation as a result of our inability to continue to purchase products and services on terms that are as favorable to us as those obtained under these joint purchasing arrangements. Although we cannot predict the extent of any such increased costs, it is possible that it could have a material adverse impact on our business and results of operations.

We may have been able to receive better terms from unaffiliated third parties than the terms provided in our agreements with NCR.

The agreements related to our separation from NCR, including the Separation and Distribution Agreement, Tax Sharing Agreement, Interim Services and Systems Replication Agreement and other agreements, were negotiated in the context of our separation from NCR while we were still part of NCR and, accordingly, may not reflect terms that would have been reached between unaffiliated parties. The terms of the agreements we negotiated in the context of our separation related to, among other things, allocation of assets, liabilities, rights, indemnifications and other obligations between NCR and us. Had these agreements been negotiated with unaffiliated third parties, they might have been more favorable to us. For more information, see the section entitled “Certain Relationships and Related Party Transactions” included elsewhere in this information statement.

If the distribution, together with certain related transactions, were to fail to qualify as a reorganization for U.S. federal income tax purposes under Sections 368(a)(1)(D) and 355 of the Code, then our stockholders, we and/or NCR might be subject to significant tax liability.

NCR has applied for a private letter ruling from the IRS substantially to the effect that the distribution, together with certain related transactions, will qualify for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code. In addition, NCR intends to obtain an opinion from Wachtell, Lipton, Rosen & Katz substantially to the effect that the distribution, together with certain related transactions, will so qualify. Although NCR’s Board of Directors may waive the conditions of receiving both the ruling and the opinion, NCR has advised us that it does not intend to complete the distribution if it has not obtained the IRS private letter ruling and an opinion from Wachtell, Lipton, Rosen & Katz substantially to the effect that the distribution, together with certain related transactions, will qualify for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code. The IRS private letter ruling and the opinion will rely on certain representations, assumptions and undertakings, including those relating to the past and future conduct of our business, and neither the IRS private letter ruling nor the opinion would be valid if such representations, assumptions and undertakings were incorrect. Moreover, the IRS private letter ruling does not address all the issues that are relevant to determining whether the distribution will qualify for tax-free treatment. Notwithstanding the IRS private letter ruling and opinion, the IRS could determine that the distribution should be treated as a taxable transaction if it determines that any of the representations, assumptions or undertakings that were included in the request for the private letter ruling is false or has been violated or if it disagrees with the conclusions in the tax opinion that are not covered by the IRS ruling. For more information regarding the tax opinion and the private letter ruling, see the section entitled “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution” included elsewhere in this information statement.

If the distribution fails to qualify for tax-free treatment, NCR would be subject to tax as if it had sold the common stock of our company in a taxable sale for its fair market value, and our initial public stockholders would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them. Under the Tax Sharing Agreement between NCR and us, we would generally be required to indemnify NCR against any tax resulting from the distribution to the extent that such tax resulted from (i) an acquisition of all or a portion of our stock or assets, whether by merger or otherwise, (ii) other actions or failures to act by us or (iii) any of our representations or undertakings being incorrect or violated. For a more detailed discussion, see the section entitled “Certain Relationships and Related Party Transactions—Agreements with NCR—Tax Sharing Agreement” included elsewhere in this information statement. Our indemnification obligations to NCR and its subsidiaries, officers and directors are not limited by any maximum amount. If we are required to indemnify NCR or such other persons under the circumstances set forth in the Tax Sharing Agreement, we may be subject to substantial liabilities.

Teradata and NCR might not be able to engage in desirable strategic transactions and equity issuances following the distribution.

To preserve the tax-free treatment to NCR of the distribution, under the Tax Sharing Agreement that we will enter into with NCR, for the two year period following the distribution, we may be prohibited, except in specified circumstances, from:

•	entering into any transaction pursuant to which all or a portion of our stock would be acquired, whether by merger or otherwise;

•	issuing equity securities beyond certain thresholds;

•	repurchasing Teradata common stock;

•	ceasing to actively conduct the Teradata business; and

•	taking or failing to take any other action that prevents the spin-off and related transactions from being tax-free.

These restrictions may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. For more information, see the sections entitled “The Separation—Certain U.S. Federal Income Tax Consequences of the Distribution” and “Certain Relationships and Related Party Transactions—Agreements with NCR—Tax Sharing Agreement” included elsewhere in this information statement.

As a general matter, we are a holding company with no substantial independent operations, and therefore we rely on dividends, interest and other payments, advances and transfers of funds from our subsidiaries to meet our debt service and other obligations.

Following the spin-off, we will be a holding company and will conduct substantially all of our operations through our subsidiaries. As a result, we will rely on dividends, loans and other payments or distributions from our subsidiaries to meet our debt service obligations and enable us to pay interest and dividends, if any. The ability of our subsidiaries to pay dividends and make other payments or distributions to us will depend substantially on their respective operating results and will be subject to restrictions under, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends), agreements of those subsidiaries, the terms of our financing arrangements and the terms of any future financing arrangements of our subsidiaries.

Several contracts will need to be assigned from NCR or its affiliates to us in connection with our separation from NCR, and many of these contracts require the consent of the counterparty to such an assignment.

The Separation and Distribution Agreement will provide that in connection with our separation from NCR, several contracts with customers, suppliers, landlords and other third parties are to be assigned from NCR or its affiliates to Teradata or Teradata’s affiliates. However, many of these contracts require the contractual counterparty’s consent to such an assignment. Similarly, in some circumstances, we and another business unit of NCR are jointly parties to a customer contract, and we will need to enter into a new agreement with the customer to assign the portion of the contract related to our business. It is possible that some customers may use the requirement of a consent to seek more favorable terms from us. If we are unable to obtain these consents, we may be unable to obtain the benefits, assets, and contractual commitments which are intended to be allocated to us as part of our separation from NCR. If we are unable to obtain consents with respect to a substantial portion of these contracts, the loss of these contracts could adversely impact our financial condition and future results of operations.

In connection with our separation from NCR, NCR will indemnify us for certain liabilities. However, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or that NCR’s ability to satisfy its indemnification obligations is not impaired in the future.

Pursuant to the Separation and Distribution Agreement, NCR will agree to indemnify us from certain liabilities, as discussed further in the section entitled “Separation and Distribution Agreement—Indemnification” included elsewhere in this information statement. This indemnity includes the Fox River environmental matter described in the section entitled “Risks Relating to Our Business—Environmental Liabilities” included elsewhere in this information statement. However, third parties could seek to hold us responsible for any of the liabilities that NCR has agreed to retain, and there can be no assurance that the indemnity from NCR will be sufficient to protect us against the full amount of such liabilities, or that NCR will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from NCR any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could adversely affect our business, results of operations and financial condition.

Potential liabilities may arise due to fraudulent transfer considerations, which would adversely affect our financial condition and our results of operations.

In connection with the spin-off, NCR intends to undertake several corporate restructuring transactions which, along with the spin-off, may be subject to federal and state fraudulent conveyance and transfer laws. If, under these laws, a court were to determine that, at the time of the spin-off, any entity involved in these restructuring transactions or the spin-off:

•	was insolvent,

•	was rendered insolvent by reason of the spin-off,

•	had remaining assets constituting unreasonably small capital, or

•	intended to incur, or believed it would incur, debts beyond its ability to pay these debts as they matured,

the court could void the spin-off, in whole or in part, as a fraudulent conveyance or transfer. The court could then require our stockholders to return to NCR some or all of the shares of our common stock issued pursuant to the spin-off, or require NCR or us, as the case may be, to fund liabilities of the other company for the benefit of creditors. The measure of insolvency will vary depending upon the jurisdiction whose law is being applied. Generally, however, an entity would be considered insolvent if the fair value of its assets were less than the amount of its liabilities or if it incurred debt beyond its ability to repay the debt as it matures.

After the separation, certain of our directors and officers may have actual or potential conflicts of interest because of their positions in Teradata and NCR and because of their stock or option ownership in NCR.

It is currently expected that up to two directors of Teradata will also be members of NCR’s Board of Directors, although one of these directors will have a term limited to two years and will not seek re-election after expiration of this term. These common directors could create, or appear to create, potential conflicts of interest when Teradata’s and NCR’s management and directors face decisions that could have different implications for the two companies.

Also, because of their current or former positions with NCR, most of our directors and executive officers own shares of NCR common stock, options to purchase shares of NCR common stock or other equity awards. Following the distribution, these officers and directors may own shares of NCR common stock and, in some cases, may have options to purchase shares of common stock or other equity awards in NCR. The individual holdings may be significant for some of these persons compared to these persons’ total assets. This ownership may create, or, may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for NCR and Teradata.

For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between Teradata and NCR regarding the terms of the agreements governing the separation and the relationship thereafter between the companies. Potential conflicts of interest could also arise if Teradata and NCR enter into any commercial arrangements with each other in the future.

Risks Relating to Our Common Stock

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop for our common stock. In addition, once our common stock begins trading, the market price of our shares may fluctuate widely.

There is currently no public market for our common stock. It is anticipated that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including through the distribution date. However, there can be no assurance that an active trading market for our common stock will develop as a result of the distribution or be sustained in the future.

We cannot predict the prices at which our common stock may trade after the distribution. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond Teradata’s control, including:

•

our business profile and market capitalization may not fit the investment objectives of NCR’s current stockholders, including stockholders who hold NCR stock based on NCR’s inclusion in the Standard & Poor’s 500 Index (“S&P 500”) and other indices, as there is a possibility that Teradata’s common stock will likely not be included in the S&P 500 and certain other indices after the distribution. However, some of this selling pressure may be offset to the extent Teradata stock is purchased by other investors due to Teradata’s inclusion in other indices;

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the distribution;

•	changes in earnings estimates by securities analysts or our ability to meet our earnings guidance;

•	the operating and stock price performance of other comparable companies; and

•	overall market fluctuations and general economic conditions.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our common stock.

Substantial sales of common stock may occur in connection with this distribution, which could cause our stock price to decline.

The shares of Teradata common stock that NCR distributes to its stockholders generally may be sold immediately in the public market. Although we have no actual knowledge of any plan or intention on the part of any 5% or greater stockholder to sell Teradata’s common stock following the separation, it is possible that some NCR stockholders, including possibly some of NCR’s large stockholders and index fund investors as described in the preceding risk factor, will sell NCR or Teradata common stock received in the distribution for various reasons, for example, our business profile or market capitalization as an independent company does not fit their investment objectives. The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.

Your percentage ownership in Teradata may be diluted in the future.

As with any publicly traded company, your percentage ownership in Teradata may be diluted in the future because of equity awards that we expect will be granted to our directors, officers and employees and the accelerated vesting of other equity awards. For a more detailed description of the Stock Incentive Plan and the Equitable Adjustment Awards, see the section entitled “Management—Employee Benefit Plans” included elsewhere in this information statement.

Provisions in our certificate of incorporation and by-laws, and provisions of Delaware law, may prevent or delay an acquisition of our company, which could decrease the trading price of our common stock.

Our certificate of incorporation, by-laws and Delaware law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirers to negotiate with our Board of Directors rather than to attempt a hostile takeover. These provisions include, among others:

•	the Board of Directors is divided into three classes with staggered terms;

•	the Board of Directors fixes the number of members on the Board;

•	elimination of the rights of our stockholders to act by written consent and call stockholder meetings;

•	rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

•	the right of our Board of Directors to issue preferred stock without stockholder approval;

•	supermajority vote requirements for certain amendments to our certificate of incorporation and by-laws;

•	anti-takeover provisions of Delaware law which may prevent us from engaging in a business combination with an interested stockholder; and

•	limitations on the right of stockholders to remove directors.

Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. For more information, see the section entitled “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation, By-laws and Delaware Law” included elsewhere in this information statement. We believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board and by providing our Board with more time to assess any acquisition proposal. These provisions are not intended to make our company immune from takeovers. However, these provisions apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our Board determines is not in the best interests of our company and our stockholders.

FORWARD-LOOKING STATEMENTS

Forward-looking statements in our public filings or other public statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or other public statements. These forward-looking statements were based on various facts and were derived utilizing numerous important assumptions and other important factors, and changes in such facts, assumptions or factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements include the information concerning our future financial performance, business strategy, projected plans and objectives. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “may increase,” “may fluctuate,” and similar expression or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward looking in nature and not historical facts. You should understand that the factors described under “Risk Factors” and the following important factors could affect our future results and could cause actual results to differ materially from those expressed in such forward-looking statements:

•

the uncertain economic climate and its impact on the markets in general or on the ability of our suppliers to meet their commitments to us, or the timing of purchases by our current and potential customers, and other general economic and business conditions;

•	the impact of our separation from NCR and risks relating to our ability to operate effectively as a stand-alone, publicly traded company;

•	changes in our cost structure, management, financing and business operations following our separation from NCR;

•

the rapidly changing and intensely competitive nature of the information technology industry and the data enterprise warehousing business, including the increasing pressure on price/performance for data warehousing solutions;

•	fluctuations in our operating results, unanticipated delays or accelerations in our sales cycles and the difficulty of accurately estimating revenues; and

•	risks inherent in operating in foreign countries, including the impact of economic, political, legal, regulatory, compliance, cultural, foreign currency fluctuations and other conditions abroad.

Other factors not identified above, including the risk factors described in the section entitled “Risk Factors” included elsewhere in this information statement, may also cause actual results to differ materially from those projected by our forward-looking statements. Most of these factors are difficult to anticipate and are generally beyond our reasonable control.

You should consider the areas of risk described above, as well as those set forth in the section entitled “Risk Factors” included elsewhere in this information statement, in connection with considering any forward-looking statements that may be made by us and our businesses generally. We undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

THE SEPARATION

General

On January 5, 2007, the Board of Directors of NCR preliminarily approved a plan to separate NCR into two independent, publicly traded companies. As preliminarily approved, the separation was to occur through the distribution to NCR stockholders of all of the shares of common stock of a subsidiary of NCR that holds or will hold, directly or indirectly, the assets and liabilities of the Teradata Data Warehousing business.

In furtherance of this plan, on [•], 2007, the NCR Board of Directors approved the distribution of all of the shares of our common stock held by NCR to holders of NCR common stock. On [•], 2007, the distribution date, each NCR stockholder will receive one share of our common stock for each share of NCR common stock held at the close of business on the record date, as described below. Following the distribution, NCR stockholders will own 100% of our common stock. You will not be required to make any payment, surrender or exchange your shares of NCR common stock or take any other action to receive your shares of Teradata’s common stock.

Furthermore, the distribution of Teradata’s common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see the caption entitled “—Conditions to the Distribution” included elsewhere in this section.

Reasons for the Separation

The NCR Board of Directors believes that separating the Teradata business from the NCR business is in the best interests of NCR and its stockholders and has concluded that the separation will provide each separated company, including us, with certain opportunities and benefits. The following are some of the opportunities and benefits that the NCR Board of Directors considered in approving the separation:

•

Allow management of each separated company to design and implement corporate strategies and policies that are based primarily on the business characteristics of that company, maintain a sharper focus on core business and growth opportunities, and concentrate their financial resources wholly on their own operations.

•

Allow management of each separated company to focus on their respective businesses in an effort to become experts in their respective areas, without distraction from the business of the other separated company, and free up time currently spent on processes designed to facilitate the cohesive functioning of a corporation with more diverse businesses.

•	Allow each separated company to recruit and retain employees pursuant to compensation policies which are appropriate for their respective lines of business.

•	As a separate, publicly traded company with its own CEO, Teradata may be able to attract greater media attention and press coverage, which could strengthen its ability to promote the Teradata brand.

•

The separated businesses will no longer need to compete internally for capital; instead, both companies will have direct access to capital markets to fund their growth agendas and can appeal to the investor bases who understand the respective businesses of the separated companies.

•	Reduce the negotiating leverage of customers which were shared by the separated businesses.

•	Provide both companies heightened strategic flexibility to form partnerships and alliances in their target markets, unencumbered by considerations of the potential impact on the other major business.

•

Create equity securities, including options and restricted stock units, for each of the publicly traded companies which should enable each company to provide incentive compensation arrangements for its key employees which are directly related to the market performance of each company’s common stock.

NCR believes such equity-based compensation arrangements should provide enhanced incentives for performance, and improve the ability for each company to attract, retain and motivate qualified personnel.

•	Allow us to effect future acquisitions utilizing our common stock for all or part of the consideration and to issue a security more directly tied to the performance of our business.

•

The separation will increase transparency and clarity into the different businesses of NCR and Teradata and thus will allow investors to more appropriately value the merits, performance and future prospects of each company. The separation is intended to reduce the complexities surrounding investor understanding and give current investors in NCR an enhanced ability to choose how to focus their holdings.

The NCR Board of Directors also considered a number of potentially negative factors in evaluating the separation, including the potential loss of synergies (if any) from operating as one company and potential increased costs, potential loss of joint purchasing power, potential disruptions to the businesses as a result of the separation, the limitations placed on Teradata as a result of the Tax Sharing Agreement and other agreements it is expected to enter into with NCR in connection with the spin-off, risks of being unable to achieve the benefits expected to be achieved by the separation, the risk that the plan of separation might not be completed and the one-time and ongoing costs of the separation. The NCR Board of Directors concluded that the potential benefits of the separation outweighed these factors.

In view of the wide variety of factors considered in connection with the evaluation of the separation and the complexity of these matters, the NCR Board of Directors did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to the factors considered. The individual members of the NCR Board of Directors likely may have given different weights to different factors.

Formation of a Holding Company Prior to Our Distribution

In connection with and prior to our distribution, NCR organized Teradata as a Delaware corporation for the purpose of transferring to Teradata all of the assets and liabilities, including certain entities holding such assets and liabilities, of the Teradata Data Warehousing business.

The Number of Shares You Will Receive

For each share of NCR common stock that you owned at the close of business on [•], 2007, the record date, you will receive one share of Teradata common stock on the distribution date. NCR will distribute fractional shares of Teradata common stock to its stockholders to the extent stockholders own fractional shares of NCR common stock.

When and How You Will Receive the Dividend

NCR will distribute the shares of our common stock on [•], 2007, the distribution date. NCR’s transfer agent and registrar, Mellon, will serve as transfer agent and registrar for the Teradata common stock and as distribution agent in connection with the distribution of Teradata common stock.

If you own NCR common stock as of the close of business on the record date, the shares of Teradata common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to your account as follows:

•

Registered Stockholders. If you own your shares of NCR stock directly (either in book-entry form through an account at NCR’s transfer agent, Mellon, and/or if you hold physical paper stock certificates), you will receive your shares of Teradata common stock by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership when no physical paper share certificates are issued to stockholders, as is the case in this distribution.

Commencing on or shortly after the distribution date, if you hold physical paper stock certificates that represent your shares of NCR common stock and you are the registered holder of the NCR shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of Teradata’s common stock that have been registered in book-entry form in your name.

If you have any questions concerning the mechanics of having shares of our common stock registered in book-entry form, we encourage you to contact Mellon at the address set forth on page 8 of this information statement.

•

Beneficial Stockholders. Most NCR stockholders hold their shares of NCR common stock beneficially through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your NCR common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares of Teradata common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares of our common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

Results of the Separation

After our separation from NCR, we will be a separate publicly traded company. Immediately following the distribution, we expect to have approximately [•] stockholders of record, based on the number of registered stockholders of NCR common stock on [•], and approximately [•] million shares of Teradata common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise of NCR options between the date the NCR Board of Directors declares the dividend for the distribution and the record date for the distribution.

Before the separation, we will enter into a Separation and Distribution Agreement and several other agreements with NCR to effect the separation and provide a framework for our relationships with NCR after the separation. These agreements will govern the relationships between Teradata and NCR subsequent to the completion of the separation plan and provide for the allocation between Teradata and NCR of NCR’s assets, liabilities and obligations (including transition services, employee benefits, intellectual property and tax-related assets and liabilities) attributable to periods prior to Teradata’s separation from NCR. The Separation and Distribution Agreement, in particular, requires NCR to allocate a specified portion of its cash to us.

For a more detailed description of these agreements, see the section entitled “Certain Relationships and Related Party Transactions” included elsewhere in this information statement.

The distribution will not affect the number of outstanding shares of NCR common stock or any rights of NCR stockholders.

Incurrence of Debt

We expect to enter into a customary revolving credit facility with available borrowing capacity of approximately $300 million, although we have not yet obtained any financing commitment for that facility.

Certain U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of certain material U.S. federal income tax consequences relating to the distribution by NCR. This summary is based on the Code, the U.S. Treasury regulations promulgated thereunder, and interpretations of the Code and the U.S. Treasury regulations by the courts and the IRS, in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary does not discuss all the tax considerations that may be relevant to NCR stockholders in light of their particular circumstances, nor does it address the consequences to NCR stockholders subject to special treatment under the U.S. federal income tax laws (such as non-U.S. persons, insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, financial institutions, mutual funds, pass-through entities and investors in such entities, holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction or who are subject to alternative minimum tax or holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation). In addition, this summary does not address the U.S. federal income tax consequences to those NCR stockholders who do not hold their NCR common stock as a capital asset. Finally, this summary does not address any state, local or foreign tax consequences. NCR STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM.

The distribution is conditioned upon NCR’s receipt of a private letter ruling from the IRS and an opinion of Wachtell, Lipton, Rosen & Katz, in each case, substantially to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. NCR has applied for a private letter ruling from the IRS that the distribution will so qualify. Assuming the distribution so qualifies: (i) the distribution will not generally result in any taxable income, gain or loss to NCR; (ii) no gain or loss will be recognized by (and no amount will be included in the income of) NCR common stockholders upon their receipt of shares of Teradata common stock in the distribution; (iii) the aggregate basis of the NCR common stock and the Teradata common stock in the hands of each NCR common stockholder after the distribution will equal the aggregate basis of NCR common stock held by the stockholder immediately before the distribution, allocated between the NCR common stock and the Teradata common stock in proportion to the relative fair market value of each on the date of the distribution; and (iv) the holding period of the Teradata common stock received by each NCR common stockholder will include the holding period at the time of the distribution for the NCR common stock on which the distribution is made, provided that the NCR common stock is held as a capital asset on the date of the distribution.

United States Treasury Regulations also generally provide that if an NCR common stockholder holds different blocks of NCR common stock (generally shares of NCR common stock purchased or acquired on different dates or at different prices), the aggregate basis for each block of NCR common stock purchased or acquired on the same date and at the same price will be allocated, to the greatest extent possible, between the shares of Teradata common stock received in the spin-off in respect of such block of NCR common stock and such block of NCR common stock, in proportion to their respective fair market values, and the holding period of the shares of Teradata common stock received in the spin-off in respect of such block of NCR common stock will include the holding period of such block of NCR common stock, provided that such block of NCR common stock was held as a capital asset on the distribution date. If an NCR common stockholder is not able to identify which particular shares of Teradata common stock are received in the spin-off with respect to a particular block of NCR common stock, for purposes of applying the rules described above, the stockholder may designate which shares of Teradata common stock are received in the spin-off in respect of a particular block of NCR common stock, provided that such designation is consistent with the terms of the spin-off. Holders of NCR common stock are urged to consult their own tax advisors regarding the application of these rules to their particular circumstances.

Although a private letter ruling from the IRS generally is binding on the IRS, if the factual representations or assumptions made in the letter ruling request are untrue or incomplete in any material respect, we will not be able to rely on the ruling. Furthermore, the IRS will not rule on whether a distribution satisfies certain requirements necessary to obtain tax-free treatment under Section 355 of the Code. Rather, the ruling is based upon representations by NCR that these conditions have been satisfied, and any inaccuracy in such representations could invalidate the ruling. In addition to obtaining the ruling from the IRS, NCR has made it a condition to the distribution that NCR obtain an opinion of Wachtell, Lipton, Rosen & Katz substantially to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S.

federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The opinion will rely on the ruling as to matters covered by the ruling. In addition, the opinion will be based on, among other things, certain assumptions and representations made by NCR and us, which if incorrect or inaccurate in any material respect would jeopardize the conclusions reached by counsel in its opinion. The opinion will not be binding on the IRS or the courts.

Notwithstanding receipt by NCR of the ruling and opinion of counsel, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, our initial public stockholders and NCR could be subject to significant U.S. federal income tax liability. In general, NCR would be subject to tax as if it had sold the common stock of our company in a taxable sale for its fair market value and our initial public stockholders would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them. In addition, even if the distribution were otherwise to qualify under Section 355 of the Code, it may be taxable to NCR (but not to NCR’s stockholders) under Section 355(e) of the Code, if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, stock representing a 50% or greater interest in NCR or us. For this purpose, any acquisitions of NCR stock or of our common stock within the period beginning two years before the distribution and ending two years after the distribution are presumed to be part of such a plan, although we or NCR may be able to rebut that presumption.

In connection with the distribution, we and NCR will enter into a Tax Sharing Agreement pursuant to which we will agree to be responsible for certain liabilities and obligations following the distribution. In general, under the terms of the Tax Sharing Agreement, in the event the distribution were to fail to qualify for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code (including as a result of Section 355(e) of the Code) and if such failure was the result of actions taken after the distribution by NCR or us, the party responsible for such failure would be responsible for all taxes imposed on NCR to the extent that such taxes result from such actions. However, if such failure was the result of any acquisition of our shares, we would be responsible for all taxes imposed on NCR as a result of such acquisition. For a more detailed discussion, see the section entitled “Certain Relationships and Related Party Transactions—Agreements with NCR—Tax Sharing Agreement” included elsewhere in this information statement. Our indemnification obligations to NCR and its subsidiaries, officers and directors are not limited in amount or subject to any cap. If we are required to indemnify NCR and its subsidiaries and their respective officers and directors under the circumstances set forth in the Tax Sharing Agreement, we may be subject to substantial liabilities.

NCR may incur some tax cost in connection with the distribution (as a result of certain intercompany transactions or as a result of certain differences between federal, on the one hand, and foreign or state tax rules, on the other), whether or not the distribution qualifies for tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code.

U.S. Treasury regulations require each stockholder that receives stock in a spin-off to attach to the stockholder’s U.S. federal income tax return for the year in which the spin-off occurs a detailed statement setting forth certain information relating to the tax-free nature of the spin-off.

THE FOREGOING IS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF STOCKHOLDERS. EACH NCR STOCKHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Market for Common Stock

There is currently no public market for Teradata common stock. A condition to the distribution is the listing on the NYSE of our common stock. We intend to apply to list Teradata common stock on the NYSE under the symbol “TDC.”

Trading Between the Record Date and Distribution Date

Beginning on or shortly before the record date and continuing up to and including through the distribution date, we expect that there will be two markets in NCR common stock: a “regular-way” market and an “ex-distribution” market. Shares of NCR common stock that trade on the regular way market will trade with an entitlement to shares of Teradata common stock distributed pursuant to the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to shares of Teradata common stock distributed pursuant to the distribution. Therefore, if you sell shares of NCR common stock in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive shares of Teradata common stock in the distribution. If you own shares of NCR common stock at the close of business on the record date and sell those shares on the “ex-distribution” market, up to and including through the distribution date, you will still receive the shares of Teradata common stock that you would be entitled to receive pursuant to your ownership of the shares of NCR common stock.

Furthermore, beginning on or shortly before the record date and continuing up to and including through the distribution date, we expect that there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of Teradata common stock that will be distributed to NCR stockholders on the distribution date. If you owned shares of NCR common stock at the close of business on the record date, you would be entitled to shares of our common stock distributed pursuant to the distribution. You may trade this entitlement to shares of Teradata common stock, without the shares of NCR common stock you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to Teradata common stock will end and “regular-way” trading will begin.

Conditions to the Distribution

We expect that the distribution will be effective on [•], 2007, the distribution date, provided that, among other conditions described in this information statement, the following conditions shall have been satisfied or, if permissible under the Separation and Distribution Agreement, waived by NCR:

•	the SEC shall have declared effective our registration statement on Form 10, of which this information statement is a part, and no stop order relating to the registration statement is in effect;

•

any required actions and filings with regard to state securities and blue sky laws of the United States (and any comparable laws under any foreign jurisdictions) shall have been taken and, where applicable, have become effective or been accepted;

•	the Teradata common stock shall have been accepted for listing on the NYSE, on official notice of issuance;

•

NCR shall have received a private letter ruling from the IRS substantially to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code and such ruling shall be in form and substance satisfactory to NCR in its sole discretion;

•

NCR shall have received an opinion of Wachtell, Lipton, Rosen & Katz substantially to the effect that the distribution, together with certain related transactions, will qualify as a reorganization for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code and such opinion shall be in form and substance satisfactory to NCR in its sole discretion;

•

no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing consummation of the separation, distribution or any of the transactions contemplated by the Separation and Distribution Agreement or any ancillary agreement, shall be in effect;

•

such other actions as the parties hereto may reasonably request to be taken prior to the separation in order to assure the successful completion of the separation and the other transactions contemplated by the Separation and Distribution Agreement shall have been taken;

•	the Separation and Distribution Agreement shall not have been terminated;

•	any material government approvals and other consents necessary to consummate the distribution shall have been obtained and be in full force and effect; and

•	no other events or developments shall have occurred that, in the judgment of NCR’s Board of Directors, would result in the distribution having a material adverse effect on NCR or its stockholders.

The fulfillment of the foregoing conditions does not create any obligations on NCR’s part to effect the distribution, and the NCR Board of Directors has reserved the right, in its sole discretion, to abandon, modify or change the terms of the distribution, including by accelerating or delaying the timing of the consummation of all or part of the distribution, at any time prior to the distribution date.

Separation Costs

In connection with the consummation of the separation plan, NCR expects to incur one-time, non-recurring pre-tax separation costs of approximately $50 to $65 million, which costs may ultimately be higher than currently expected. These one-time costs are expected to consist of, among other things: financial, legal, tax, accounting and other advisory fees; non-income tax costs and regulatory fees incurred as part of the reorganization and separation; costs for building and/or reconfiguring the required information systems to run the stand-alone companies and restacking of building facilities as required; other various costs for branding the new company, NYSE listing fees, investor and other stakeholder communications, printing costs, fees of the distribution agent; and employee recruiting fees and incentive compensation, among other things. Nearly all of these costs will be incurred by NCR prior to the spin-off. After the spin-off, to the extent additional one-time costs are incurred by Teradata in connection with the strategic separation, they will be the responsibility of Teradata; however, such costs are not currently estimable. In addition, we expect certain incremental costs to be incurred on a going-forward basis in connection with operating an independent publicly traded company as discussed elsewhere in this information statement in the section entitled “Unaudited Pro Forma Balance Sheet” included elsewhere in this information statement.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to NCR stockholders who are entitled to receive shares of our common stock in the distribution. The information statement is not, and is not to be construed as an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither NCR nor we undertake any obligation to update such information except in the normal course of our respective public disclosure obligations.

DIVIDEND POLICY

Teradata does not expect to pay a regular cash dividend.

CAPITALIZATION

The following table, which should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Balance Sheet” and the financial statements and accompanying notes included elsewhere in this information statement, sets forth our cash and cash equivalents and combined capitalization as of December 31, 2006 on an historical basis and on a pro forma basis after giving effect to the following planned transactions to be effected prior to the distribution of Teradata Corporation common stock to NCR’s stockholders:

•

the formation of Teradata and a contribution to Teradata of all the assets and liabilities of the Teradata Data Warehousing business along with the related issuance of [•] shares of Teradata common stock to NCR; and

•	the contribution by NCR of $200 million of cash to Teradata.

	As of December 31, 2006
	Historical	Pro Forma
	($ in millions)
Cash	$—	$200

Debt	—	—
Parent company equity/shareowner’s investment	597	731

Total Capitalization	$597	$731

UNAUDITED PRO FORMA BALANCE SHEET

The unaudited pro forma balance sheet information presented below has been prepared from the historical audited balance sheet of the Teradata Data Warehousing business of NCR (“Teradata”) as of December 31, 2006. The pro forma adjustments and notes to the pro forma financial information give effect to the legal formation and capitalization of Teradata Corporation and the contribution of the assets and liabilities of Teradata by NCR as described below. The unaudited pro forma balance sheet should be read together with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Teradata’s financial statements and notes related to those financial statements included elsewhere in the information statement.

The unaudited pro forma balance sheet as of December 31, 2006 has been prepared as if the transactions described below occurred on December 31, 2006. The pro forma adjustments are based on the best information available and assumptions that management believes are reasonable given the information available; however, such adjustments are subject to change based upon the finalization of the terms of the separation and the underlying separation agreements. The historical financial statements of Teradata include allocations of expenses from NCR. These costs may not be representative of our future costs to be incurred as a separate public company. At this time management cannot make any estimates of the costs the Company would expect to incur as a separate public company that are reasonably estimable and factually supportable. As a result, a pro forma income statement has not been presented. It is not anticipated that the transactions described below that give rise to pro forma balance sheet adjustments would have a recurring or factually supportable impact on a pro forma income statement. The unaudited pro forma balance sheet is for illustrative and information purposes only and is not intended to represent, or be indicative of, what Teradata’s financial position would have been had the transactions contemplated by the separation and distribution and related transactions occurred on the dates indicated. The unaudited pro forma balance sheet also should not be considered representative of Teradata’s financial position and the financial information presented below should not be relied on as a representation of Teradata’s future performance.

The following unaudited pro forma balance sheet has been adjusted to give effect to the following transactions:

•	a contribution of cash by NCR in conjunction with the legal formation of Teradata Corporation;

•

an allocation of pension assets and liabilities along with associated deferred taxes related to defined benefit plans previously sponsored by NCR to Teradata Corporation in conjunction with the legal formation in which Teradata will assume the assets and obligations to certain employees under these plans;

•

a reduction in income tax accruals in accordance with the expected Tax Sharing Agreement between NCR and Teradata providing for the retention by NCR of liabilities related to uncertain tax positions; and

•	creation of the capital structure of Teradata Corporation based upon the expected legal separation and distribution from NCR.

A significant amount of non-recurring charges to effect the strategic separation will be incurred by NCR, such as financial, legal, tax, accounting and other advisory fees, non-income taxes and regulatory fees, and facility and NCR information technology system reconfiguration costs. Teradata may also incur costs in connection with the strategic separation that are expected to have a future benefit, such as, among other things, recruiting and relocation expenses associated with hiring key senior management positions. The total non-recurring separation charges to be incurred by Teradata is not estimable at this time.

There are expected to be certain incremental cost increases and decreases that Teradata will experience as a stand-alone public entity. For example, NCR currently provides many corporate functions on Teradata’s behalf.

As an independent, publicly traded company, Teradata’s total costs related to functions such as treasury, tax, accounting, legal, internal audit, human resources, public and investor relations, general management, real estate, shared information technology systems, procurement and other statutory functions, including a board of directors and centrally managed employee benefit arrangements, are expected to differ from the costs for such functions that were historically allocated to Teradata from NCR. The annual costs associated with replacing and/or establishing these functions have not been reflected for the reasons described above and are currently estimated to be in the range of approximately $[•] to $[•] million. In addition, because the NCR U.S. defined benefit pension plan is frozen and Teradata is not expected to offer a defined pension benefit to U.S. employees after the separation, total annual pension expense is expected to decrease in the range of $10 to $12 million.

Additionally, in the audited financial statements for the year ended December 31, 2006, Teradata’s effective tax rate was 37%. This rate, which is higher than the effective tax rate for NCR as a whole, is reflective of a different mix of earnings for Teradata across various tax jurisdictions. Moreover, the rate was negatively impacted by NCR’s tax structure, which was designed to optimize its overall tax rate and not that of Teradata as part of its multiple businesses. Going forward, as a result of yet to be implemented tax strategies and changes in the legal entity structure we envision implementing as an independent company, Teradata’s recurring effective tax rate is expected to be significantly lower, although these changes have not been finalized or implemented and, as such, the lower costs are not estimable at this point.

Teradata Data Warehousing Business of NCR Corporation

Unaudited Pro Forma Balance Sheet

(In millions)

	As of December 31, 2006
	Historical	Pro Forma Adjustments		Pro Forma
Assets
Current assets
Cash and cash equivalents	$—	$200	(a)	$200
Accounts receivable, net	392	—		392
Inventories, net	36	—		36
Other current assets	84	—		84

Total current assets	512	200		712

Property, plant and equipment, net	64	—		64
Capitalized software, net	51			51
Goodwill	90	—		90
Deferred income taxes	261	27	(b)	288
Other assets	31	4	(b)	35

Total assets	$1,009	$231		$1,240

Liabilities and parent company equity
Current liabilities
Accounts payable	$67	$—		$67
Payroll and benefits liabilities	78	—		78
Deferred service revenue and customer deposits	194	—		194
Other current liabilities	54	13	(b)	67

Total current liabilities	393	13		406

Income tax accruals	19	(19)	(c)	—
Pension and postemployment benefits liabilities	—	103	(b)	103

Total liabilities	412	97		509

Commitments and contingencies
Parent company equity
Parent company investment	579	(579)	(d)	—
Common stock	—	2	(d)	2
Paid-in capital	—	749	(a,b,c,d)	749
Accumulated other comprehensive income (loss)	18	(38)	(b)	(20)

Total parent company equity	597	134		731

Total liabilities and parent company equity	$1,009	$231		$1,240

See accompanying notes.

NOTES TO UNAUDITED PRO FORMA BALANCE SHEET

(a)	Represents cash funding by NCR of $200 million for a capital contribution based on the anticipated post-separation capital structure.

(b)	Reflects the preliminary impact of the legal separation of co-mingled benefit plans. Represents $35 million for Teradata international pension plans in a net liability position, $4 million for Teradata international pension plans that are in a net asset position and $81 million for Teradata post-employment liabilities, all of which will be assumed by Teradata as part of its legal formation. Of the liability increases, $13 million is classified as current, and the pro forma adjustment for pension and post-retirement obligations included recognition of $38 million of accumulated comprehensive loss. Also represents deferred taxes of $27 million related to the assumed pension and post-employment benefit obligations.

(c)	Represents an adjustment to eliminate $19 million of income tax accruals related to uncertain tax positions in accordance with the expected Tax Sharing Arrangement between Teradata and NCR. In general, NCR will be responsible for all taxes reported on any separate or joint return of NCR, which may also include Teradata for periods prior to the separation. Additionally, Teradata’s deferred tax balances are expected to change upon the separation, as a result of changes in the international tax structure. However, as the international tax structuring of the separation has not been finalized, no effect has been given the potential change in deferred tax balances.

(d)	Represents the capitalization of Teradata Corporation, including the assumed issuance of approximately [•] million Teradata common shares at $0.01 par value.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS (“MD&A”)

SEPARATION FROM NCR CORPORATION

On January 5, 2007, NCR’s Board of Directors preliminarily approved the separation of NCR into two independent publicly traded companies through the spin-off of 100% of its Teradata Data Warehousing business to holders of shares of NCR stock. NCR intends to accomplish the separation in the third quarter of 2007 through a distribution of shares of Teradata Corporation to NCR stockholders that is tax-free for U.S. federal income tax purposes. Following the distribution, NCR’s stockholders will own 100% of the equity in both companies. The separation will not require a vote by NCR stockholders. The Teradata business discussed herein represents the historical operating results and financial condition of Teradata. Any references to “we,” “us,” “Teradata” or the “Company” in this MD&A refer to the Teradata Data Warehousing business as operated as a part of NCR prior to the spin-off.

Historically, Teradata has used the corporate functions of NCR for a variety of services including treasury, accounting, tax, legal, internal audit, human resources, public and investor relations, general management, real estate, shared information technology systems, procurement and other statutory functions such as board of directors and centrally managed employee benefit arrangements, which include the costs of salaries, benefits and other related costs. Teradata was allocated $122 million in 2006, $139 million in 2005 and $163 million in 2004 of these costs incurred by NCR. Management believes the assumptions and methodologies underlying the allocation of these expenses from NCR are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been or will be incurred by the Company if it were to operate as an independent, publicly traded company. We expect to enter into agreements with NCR for continuation of some of these services, but the terms and prices on which such services are rendered may be different than the terms and prices in effect prior to the distribution. We will also incur additional costs associated with being an independent, publicly traded company. These anticipated incremental costs, which are described in more detail in this information statement in the section entitled “Unaudited Pro Forma Balance Sheet,” are not reflected in our historical financial statements.

BUSINESS OVERVIEW

Teradata provides enterprise data warehousing solutions for customers worldwide that combine hardware, software, including the Teradata database software and tools, data mining and analytical applications, and related consulting and support services. These solutions can also include third-party products and services from other leading technology and service partners.

Our solutions enable customers to integrate detailed enterprise-wide data such as customer, financial and operational data into a single data warehouse and provide the analytical capabilities to transform that data into useful information. As a result, customers have a consistent, accurate view of their data and businesses which gives them more accurate, insightful and timely information when and where they need it so they can make better and faster decisions. This approach provides customers with better insight, faster access to new analytics and less redundancy within their information technology infrastructure so they can maximize business value while minimizing their total cost of ownership.

Our data warehousing technologies provide a high level of performance, scalability, availability, and manageability for strategic and operational analytic requirements. Our professional service consultants combine a proven methodology, deep industry expertise and years of hands-on experience to help clients quickly capture business value while minimizing risk. Our customer services professionals provide a single source of support services to allow customers to maximize use and fully leverage the value of their investments in data warehousing.

Through active enterprise intelligence, Teradata is extending the use of traditional data warehousing by integrating advanced analytics into enterprise business processes, allowing companies to combine current and historical data so operations personnel can make decisions at the point of contact or service and take action as events occur.

Teradata offers data warehousing solutions to many major industries, including banking/financial services, entertainment (including gaming and media), government, insurance and healthcare, manufacturing, retail, telecommunications, transportation and travel. Teradata delivers its solutions primarily through direct sales channels, as well as alliances with system integrators, other independent software vendors, value-added resellers and distributors. We deliver our solutions to customers on a global basis, and organize our operations in the following three regions which are also our reportable segments: North America and Latin America (the “Americas”), Europe, the Middle East and Africa (“EMEA”) and Asia Pacific and Japan (“APJ”).

2006 FINANCIAL OVERVIEW

As more fully discussed in later sections of this MD&A, the following were significant themes and events for 2006:

•

We continued to see increased revenue as demand continued to intensify for enterprise data warehousing. As in 2005, we believe this demand was primarily driven by customers’ growing desire for a centralized, integrated data warehouse architecture that provides a single view of their business as well as the continued growth of our customers’ data volumes/needs.

•

In addition, fueled by operational improvements by our customer services organization and the overall NCR cost re-engineering program, our operating results continued to improve while we increased investment in sales, demand creation and engineering resources.

STRATEGY OVERVIEW

Our strategy is to grow profitably as the global leader of enterprise data warehousing technology and services. We are executing our multi-year strategy to advance enterprise data warehousing as the preferred data warehousing architecture companies utilize to build their enterprise analytics infrastructure. To do this, we are focused on three core strategies:

1)	Expanding our direct market coverage by increasing industry and technical consulting professionals, account executives, and partners.

2)	Expanding our solutions and offers by investing in consulting and support services, applications and partners.

3)	Increasing our technology capabilities by investing in real-time (or “active”) data warehousing and advanced development.

Further discussion of our business strategy is included in the section entitled “Business” included elsewhere in this information statement and incorporated herein by reference.

FUTURE TRENDS

We expect that businesses around the globe will continue to move away from decentralized data warehouse infrastructures toward enterprise-wide data warehousing systems such as those provided by Teradata. We believe demand for our solutions will also increase due to the growing use of new data elements and more real-time analytics, thus adding to the scale and complexity of business requirements and to data volumes over time. For example, new technologies such as global positioning systems (“GPS”) and radio frequency identification (“RFID”) are expected to drive additional customer data volumes, as are new data dimensions such as text, location, and time. The adoption by customers of more real-time environments for enterprise intelligence is driving more applications, usage and capacity.

While we have seen fluctuations in the information technology environment in the past, our outlook remains positive, as we expect to see continued revenue growth in 2007 versus 2006. As discussed above, there are expected to be certain incremental cost increases and decreases that Teradata will experience as a stand-alone public entity.

We see the following as the most significant risks to the execution of our initiatives:

•	Global capital spending environment,

•	Potential timing of large transactions with our customers,

•	Execution of the strategic separation from NCR,

•	Actions by our competitors, and

•	Unanticipated changes in technology and increasing price/performance pressure.

Further discussion of these risk factors is included in the section entitled “Risk Factors” included elsewhere in this information statement and incorporated herein by reference.

RESULTS FROM OPERATIONS

In millions	2006	% of Revenue	2005	% of Revenue	2004	% of Revenue
Product revenue	$820	52.6%	$786	53.6%	$728	54.0%
Service revenue	740	47.4%	681	46.4%	621	46.0%

Total revenue	1,560	100%	1,467	100%	1,349	100%

Gross margin
Product gross margin	528	64.4%	500	63.6%	441	60.6%
Service gross margin	311	42.0%	295	43.3%	267	43.0%

Total Gross Margin	839	53.8%	795	54.2%	708	52.5%

Expenses
Selling, general and administrative expenses	410	26.3%	391	26.7%	391	29.0%
Research and development expenses	117	7.5%	120	8.2%	118	8.7%

Total expenses	527	33.8%	511	34.8%	509	37.7%

Operating income	$312	20.0%	$284	19.4%	$199	14.8%

Teradata revenue increased 6% in 2006 from 2005. Foreign currency fluctuations had less than 1% of negative impact on the year-over-year revenue comparison. The growth was driven by the need for more centralized data warehouse systems and is indicative of customers valuing the analytical capabilities of our solutions and the return on investment they can provide. Operating income was $28 million higher compared to 2005. The improvement in operating income was primarily due to higher volume and increased profitability from support services, offset by increased investment in sales and demand creation resources.

Our revenue increased 9% in 2005 from 2004. Revenue increased due to strong demand for a consolidated, enterprise-wide data warehousing architecture. Foreign currency fluctuations provided less than 1% of benefit to the year-over-year revenue comparison. Operating income increased due primarily to higher volume and increased profitability from support services.

Gross Margin

Gross margin as a percentage of revenue for 2006 decreased slightly to 53.8% from 54.2% in 2005. Product gross margin increased to 64.4% for 2006 compared to 63.6% in 2005, primarily due to improved product revenue mix. Services gross margins decreased to 42% for 2006 from 43.3% in 2005 as Teradata added professional services and other demand creation resources.

Gross margin as a percentage of revenue for 2005 increased to 54.2% from 52.5% in 2004. Both services gross margin and product gross margin increased year-over-year. Product gross margin increased to 63.6% in 2005 from 60.6% in 2004, due to higher software content. Services gross margin improved to 43.3% in 2005 compared to 43% in 2004. Services gross margin increased due to operational and productivity improvements in Teradata’s customer support services.

Operating Expenses

Total operating expenses, characterized as “selling, general and administrative expenses” and “research and development expenses,” were $527 million in 2006 compared to $511 million in 2005. As a percentage of revenue, total operating expenses improved to 33.8% in 2006 from 34.8% in 2005. The increase in selling, general and administrative expenses of $19 million is primarily due to a $29 million net increase in demand creation spending and a $5 million increase in stock-based compensation as a result of adopting Statement of Financial Accounting Standards No. 123 (revised 2004) (“SFAS 123R”), Share-Based Payment. The increase was partially offset by decreases of $14 million in expenses from NCR for corporate-related functions. The decrease in costs allocated from NCR coincides with its multi-year re-engineering efforts to drive operational improvements through simplification, standardization, globalization and consistency across the organization, which reduced overall costs at the NCR level. Research and development expenditures are lower, primarily due to the timing of the capitalization of software development. For more information on the impact of the timing of software capitalization, see the caption entitled “Critical Accounting Policies, Capitalized Software” included below in this MD&A section.

Our 2005 operating expenses were $511 million in 2005 compared to $509 million in 2004. As a percentage of revenue, total operating expenses for 2005 improved to 34.8% from 37.7% in 2004. Selling, general and administrative expenses were unchanged year-over-year. However, an $18 million net increase in demand creation spending was partially offset by a decrease of $15 million in expenses from NCR for corporate-related functions. The decrease in costs allocated from NCR coincides with its multi-year re-engineering efforts to drive operational improvements through simplification, standardization, globalization and consistency across the organization, which reduced overall costs at the NCR level. Research and development expenditures were comparable to prior-year levels.

In 2007, we plan to invest and improve our demand generation capabilities. We continue to be committed to new product development and achieving maximum yield from our research and development spending and resources, which is intended to drive revenue growth.

Effects of Pension, Post-employment and Post-retirement Benefit Plans

Teradata’s cost and expense for the years ended December 31 was impacted by certain employee benefit plan expenses allocated to it by NCR, as shown below:

	2006	2005	2004
	In millions
Pension expense	$23	$22	$22

Post-employment expense	16	17	19

Total expense	$39	$39	$41

NCR recorded $23 million of pension expense for Teradata in 2006 versus $22 million of pension expense in 2005. This increase was due primarily to the impact of lower interest rates partially offset by the impact of strong asset returns. Pension expense was unchanged in 2005 relative to prior year. During 2004, NCR made changes to its U.S. defined benefit pension plans in which Teradata participates in order to limit participation only to employees who were at least 40 years old and hired by August 31, 2004. As of September 1, 2004, the plans were closed to new participants. In September 2006, NCR announced amendments to its U.S. defined benefit pension plans which would cease the accrual of additional benefits for all participants after December 31, 2006. As a result, pension expense is expected to decrease in the range of $10 to $12 million.

Post-employment expense (severance and disability medical) decreased to $16 million relative to $17 million in 2005. This decrease was primarily due to lower than anticipated severance payments in recent years and currency fluctuations. Post-employment expense decreased $2 million in 2005 relative to 2004. This decrease was driven primarily by changes in the severance benefit formulas used by NCR in a number of countries. Post-retirement expense was immaterial for 2006, 2005 and 2004.

Income Taxes

The tax rate in 2006 was 37%. The tax rate in 2005 was 27%, and included $33 million of tax benefits resulting from NCR’s resolution of prior year tax audits. Excluding the $33 million of benefit from the resolution of prior year tax audits, the 2005 tax rate was 39%. The tax rate in 2004 was 31%, and included $14 million of tax benefits resulting from the resolution of tax audits during the period when NCR was a subsidiary of AT&T Corp. Excluding this $14 million of benefit, the 2004 tax rate was 38%. See Note 6 of Notes to Financial Statements for additional information on these prior-year tax items. The tax rates for all years were negatively impacted by taxes on foreign earnings.

As a result of yet to be implemented tax strategies and changes in Teradata’s legal entity structure we envision implementing as an independent company, Teradata’s recurring effective tax rate is expected to be significantly lower. The 2006 rate, which is higher than the effective tax rate for NCR as a whole, is reflective of a different mix of earnings for Teradata across various tax jurisdictions. Moreover, the rate was negatively impacted by NCR’s tax structure, which was designed to optimize its overall tax rate and not that of Teradata as part of its multiple businesses.

The Internal Revenue Service (“IRS”) has completed its examination of the income tax returns, excluding amendments, of NCR for all years through 2002. As of December 31, 2006, the IRS was in the process of examining NCR’s income tax returns for years 2003, 2004 and 2005. In addition, NCR is subject to numerous ongoing audits by state and foreign authorities. While Teradata believes that it is appropriately reserved for any outstanding issues of these audits, should these audits be settled, the resulting tax effect could impact the tax provision in future periods. In accordance with the expected Tax Sharing Agreement between NCR and Teradata, upon the separation NCR will, in general, indemnify Teradata for any tax liabilities, including those related to tax audits by domestic and international authorities that arose during periods prior to the separation. Therefore, at the separation date, Teradata will have no income tax liabilities or accruals.

Revenue and Gross Margin by Operating Segment

Teradata is managed through the Americas, EMEA and APJ regions, which are also the Company’s operating segments. For purposes of discussing our results by segment, we exclude the impact of certain items, consistent with the manner by which management evaluates the performance of each segment and reports our operating results under Statement of Financial Accounting Standards No. 131 (“SFAS 131”), Disclosures about Segments of an Enterprise and Related Information. This format is useful to investors because it allows analysis and comparability of operating trends. It also includes the same information that is used by Teradata management to make decisions regarding the segments and to assess our financial performance. The effect of certain corporate-related items has been excluded from the segment gross margin for each reporting segment presented and discussed below. Teradata does not use corporate-level selling, general and administrative, or research and development expenses to measure the performance of the operating segments. Our segment results are reconciled to total company results reported under GAAP in Note 11 of the Notes to Financials Statements.

The following table presents revenue and operating performance by segment for the years ended December 31 (in millions):

					2006 vs. 2005				2005 vs. 2004
Revenue	2006	% of Revenue	2005	% of Revenue	% Increase (Decrease)	% Increase (Decrease) Constant Currency*	2004	% of Revenue	% Increase (Decrease)	% Increase (Decrease) Constant Currency*
Americas	$933	59.8%	$861	58.7%	8%	8%	$757	56.1%	14%	14%
EMEA	360	23.1%	340	23.2%	6%	5%	329	24.4%	3%	3%
APJ	267	17.1%	266	18.1%	0%	2%	263	19.5%	1%	0%

Total revenue	1,560	100%	1,467	100%	6%	6%	1,349	100%	9%	9%

Segment gross margin
Americas	555	59.5%	507	58.9%			429	56.7%
EMEA	168	46.7%	165	48.5%			164	49.8%
APJ	126	47.2%	130	48.9%			125	47.5%

Total segment gross margin	$849	54.4%	$802	54.7%			$718	53.2%

*	Constant currency is used to depict revenue without the benefit or detriment occurring from currency fluctuations. Constant currency is calculated by presenting the previous year revenue using the subsequent year monthly average currency rates.

Overall revenue in 2006 included no impact from currency fluctuations. Regionally, the stronger U.S. dollar resulted in a negative impact of 2% in APJ. In the EMEA region, changes in the U.S. dollar provided a favorable impact of 1% on revenue for 2006 versus 2005. Overall revenue in 2005 included no impact from currency fluctuations. Regionally, changes in the U.S. dollar provided a favorable impact of 1% in the APJ region on revenue for 2005 versus 2004.

Revenue Changes in Constant Currency

During 2006, in the Americas region, revenues increased from continued expansion of existing accounts and the addition of new customers primarily in the United States. In the EMEA region, we experienced solid growth in the United Kingdom, Belgium, Netherlands, Italy, Eastern Europe, the Nordic area and the Middle East and Africa area. In the APJ region, the revenue increase was driven primarily by India, Southeast Asia and China. During 2005, in the Americas region, increased revenue was primarily driven by the expansion of existing accounts and the addition of new customers in the United States. In the EMEA region, increases in the United Kingdom, France, Belgium, Spain, Italy, and the Middle East and Africa area more than offset decreases in other parts of the EMEA region. In the APJ region, revenue increases were primarily due to increases in Japan, Korea and India.

Segment Gross Margin

As a percentage of revenue, the improved operating performance in the Americas from 2004 to 2006 was primarily based on the increased revenues from customer support services. In APJ, the increase in operating performance from 2004 to 2005 was primarily due to higher customer support services revenue. The decrease as a percentage of revenue in APJ from 2005 to 2006 was mainly attributable to lower margins associated with professional services as Teradata continues to invest and add resources. As these associates become assimilated, we expect that productivity will also improve in future periods. The decrease in rate from 2004 to 2006 in EMEA was also primarily impacted by lower margins associated with professional services.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Teradata’s financial resources have historically been provided by NCR, which has historically managed cash and cash equivalents on a centralized basis. Cash receipts associated with Teradata’s business have been transferred to NCR on a daily basis and NCR has funded Teradata’s cash disbursements. These net cash transfers are reflected in parent company equity in Teradata’s financial statements.

Upon the separation, we will receive $200 million in cash from NCR. In addition, we intend to negotiate and sign new revolving bank credit facilities with available borrowing capacity of approximately $300 million prior to the separation. We will provide an overview of the key terms of these new credit facilities once we have negotiated the terms with the lenders under the bank facilities.

We believe our cash flows from operations and our credit facilities will be sufficient to satisfy our future working capital, research and development activities, capital expenditures, pension contributions and other financing requirements for the foreseeable future. Our ability to generate positive cash flows from operations is dependent on general economic conditions, competitive pressures, and other business and risk factors described elsewhere in this information statement. If we are unable to generate sufficient cash flows from operations, or otherwise to comply with the terms of our credit facilities, we may be required seek additional financing alternatives.

For 2006, cash provided by operating activities of $219 million increased by $27 million from 2005, primarily driven by higher net income (net of non-cash items). The increase in net income was partially offset by higher accounts receivable. Accounts receivable balances were higher largely due to increased revenue volume, especially in the fourth quarter of 2006. Cash provided by operating activities in 2005 was $11 million higher than 2004. The increase in net income (net of non-cash items) was partially offset by changes in assets and liabilities.

During 2006, capital expenditures increased by $13 million due to increased investment in software development. From 2005 to 2004, total capital expenditures were comparable. In addition to expenditures for property, plant and equipment and capitalized software, other investing activities included $21 million in 2006 and $8 million in 2005 of cash used primarily for acquisition-related activity. Teradata’s financing activities in each of the three years consisted of cash outflows to NCR.

Contractual Obligations

In the normal course of business, we enter into various contractual obligations that impact, or could impact, our liquidity. The following table and discussion outlines our material obligations at December 31, 2006, with projected cash payments in the years shown:

	Total Amounts	2007	2008- 2009	2010- 2011	2012 and thereafter
	In millions
Lease obligations	$11	$2	$4	$3	$2
Purchase obligations	67	67	—	—	—

Total lease and purchase obligations	$78	$69	$4	$3	$2

Our lease obligations included in the above table are primarily for Teradata-only facilities in various domestic and international locations. It does not include expected leases from NCR for properties that are currently owned by NCR and partially utilized by Teradata. We will include these obligations once we have negotiated and agreed to the terms with NCR. Purchase obligations are committed purchase orders and other contractual commitments for goods or services. The purchase obligation amounts are determined through information in our procurement systems and payment schedules for significant contracts. Excluded in the amounts are expected payments in relation to service agreements with Accenture LLP and NCR for ongoing transaction services, as the agreements are still being negotiated and are therefore not included in the above table.

We also have product warranties and several guarantees to third parties that may affect future cash flow. These items are not included in the table of obligations shown above, and are described in detail in Note 10 of Notes to Financial Statements, “Commitments and Contingencies.”

Off-Balance Sheet Arrangements

We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes. As of December 31, 2006, we were not involved in any material unconsolidated SPE transactions.

Please see Note 10, “Commitments and Contingencies,” in the Notes to Financial Statements for additional information on guarantees associated with Teradata’s business activities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements are prepared in accordance with GAAP. In connection with the preparation of these financial statements, we are required to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and the related disclosure of contingent liabilities. These assumptions, estimates and judgments are based on historical experience and assumptions that are believed to be reasonable at the time. However, because future events and their effects cannot be determined with certainty, the determination of estimates requires the exercise of judgment. Our critical accounting policies are those that require assumptions to be made about matters that are highly uncertain. Different estimates could have a material impact on our financial results. Judgments and uncertainties affecting the application of these policies and estimates may result in materially different amounts being reported under different conditions or circumstances. Our management continually reviews these estimates and assumptions to ensure that our financial statements are presented fairly and are materially correct.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require significant management judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result. The significant accounting policies and estimates that we believe are the most critical to aid in fully understanding and evaluating our reported financial results are discussed in the paragraphs below. NCR’s senior management has reviewed these critical accounting policies and related disclosures with our independent registered public accounting firm and the Audit Committee of NCR’s Board of Directors (see Note 1 of Notes to Financial Statements, which contains additional information regarding our accounting policies and other disclosures required by GAAP).

Revenue Recognition

Teradata’s solution offerings typically include hardware, software, software subscriptions, maintenance support services and other professional consulting services. Teradata records revenue when it is realized, or realizable, and earned. Teradata considers these requirements met when: (a) persuasive evidence of an arrangement exists; (b) the products or services have been delivered to the customer; (c) the sales price is fixed or determinable and free of contingencies or significant uncertainties; and (d) collectibility is reasonably assured. Teradata reports revenue net of any taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions. Teradata delivers its solutions primarily through direct sales channels, as well as alliances with system integrators, other independent software vendors and value-added resellers.

Substantially all of Teradata’s solutions contain software that is more than incidental to the hardware and services. The typical solution requires no significant production, modification or customization of the software or hardware and the software is not essential to the functionality of the hardware. Revenue related to software and software related elements are recognized under Statement of Position 97-2, Software Revenue Recognition. Revenue for hardware and related installation services is recognized under Staff Accounting Bulletin No. 104, Revenue Recognition. For software and software related elements, Teradata allocates revenue to each element based upon its fair value as determined by vendor specific objective evidence (“VSOE”). VSOE of fair value is based upon the normal pricing and discounting practices for those products and services when sold separately. These elements often involve delivery or performance at different periods of time. Revenue for software is generally recognized upon delivery with the hardware. Revenue for software subscriptions, which provide for unspecified upgrades or enhancements on a when-and-if-available basis, is recognized straight-line over the term of the subscription arrangement. Revenue for maintenance support services is also recognized on a straight-line basis over the term of the service contract. Revenue for other professional consulting services is recognized as services are provided. In certain instances, customer acceptance is required prior to the passage of title and risk of loss of the delivered products. In such cases, no revenue is recognized until the customer acceptance is obtained. Delivery and acceptance generally occur in the same reporting period.

For arrangements involving multiple deliverables, where the deliverables include software and non-software products and services, Teradata applies the provisions of Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, to separate the deliverables and allocate the total arrangement consideration. Accordingly, Teradata evaluates each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) whether the delivered item has value to the customer on a stand-alone basis; (b) whether there is objective and reliable evidence of the fair value of the undelivered items; and (c) if the contract includes a general right of return relative to the delivered item, delivery or performance of the undelivered items is considered probable and substantially in the control of Teradata. If objective and reliable evidence of fair value exists for all units of accounting in the arrangement, revenue is allocated to each unit of accounting based on relative fair values. Each unit of accounting is then accounted for under the applicable revenue recognition guidance. In situations where there is objective and reliable evidence of fair value for all undelivered elements, but not for delivered elements, the residual method is used to allocate the arrangements consideration. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Revenue recognition for complex contractual arrangements requires a greater degree of judgment, including a review of specific contracts, past experience, creditworthiness of customers, international laws and other factors. Changes in judgments about these factors could impact the timing and amount of revenue recognized between periods.

Allowance for Doubtful Accounts

We evaluate the collectibility of our accounts receivable based on a number of factors. We establish provisions for doubtful accounts using percentages of our accounts receivable balances as an overall proxy to reflect historical average credit losses and provision for known issues. These percentages are applied to aged accounts receivable balances. Aged accounts are determined based on the number of days the receivable is outstanding, measured from the date of the invoice, or from the date of revenue recognition. As the age of the receivable increases, the provision percentage also increases.

Based on the factors below, we periodically review customer account activity in order to assess the adequacy of the allowances provided for potential losses. Factors include economic conditions and judgments regarding collectibility of account balances, each customer’s payment history and creditworthiness.

The allowance for doubtful accounts as of December 31 was $5 million in 2006, $7 million in 2005 and $6 million in 2004. These allowances represent as a percentage of gross receivables 1.3% in 2006, 2.0% in 2005 and 1.8% in 2004. Although no near-term changes are expected, unforeseen changes to future allowance percentages could materially impact overall financial results.

Given our experience, we believe that the reserves for potential losses are adequate, but if one or more of our larger customers were to default on its obligations, we could be exposed to potentially significant losses in excess of the provisions established. If economic conditions deteriorate, we may increase our reserves for doubtful accounts.

Capitalized Software

We account for research and development costs in accordance with applicable accounting pronouncements, including Statement of Financial Accounting Standards No. 2, Accounting for Research and Development Costs, and Statement of Financial Accounting Standards No. 86 (“SFAS 86”), Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. SFAS 86 specifies that costs incurred internally in researching and developing a computer software product should be charged to expense until technological feasibility has been established for the product. Technological feasibility is established when all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet its detailed design specifications. In the absence of a detail program design, a working model is used to establish technological feasibility. Once technological feasibility is established, all software costs should be capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. The timing of when various research and development projects become technologically feasible or ready for release can cause fluctuation in the amount of research and development costs that are expensed or capitalized in any given period, thus impacting our reported profitability for that period.

Warranty Reserves

One of our key objectives is to provide superior quality products and services. To that end, we provide a standard product warranty ranging from 90 days to 12 months such that, should products under warranty require repair, no additional cost of that repair will be charged to our customers. A corresponding estimated liability for potential warranty costs is recorded at the time of the sale. Future warranty obligation costs are based upon historic factors such as labor rates, average repair time, travel time, number of service calls and cost of replacement parts. Upon consummating a sale, Teradata records the associated warranty liability based upon an estimated cost to provide the service over the warranty period.

Income Taxes

Teradata’s operating results historically have been include in NCR’s U.S. and state income tax returns and income tax returns of certain foreign subsidiaries. The provision for income taxes in Teradata’s consolidated financial statements has been determined on a separate-return basis. Deferred taxes and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts.

As part of NCR, we regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and our tax methods of accounting.

As part of NCR, we regularly evaluate estimates and judgments related to uncertain tax positions, including transfer pricing related risks and, when necessary, establish contingency reserves to account for uncertain tax positions. As more information is obtained via the settlement of tax audits and through other pertinent information, these projections and estimates are reassessed and may be adjusted accordingly. As described in Note 6, there were significant adjustments to these contingency reserves in 2004 and 2005. In accordance with the expected Tax Sharing Agreement between NCR and Teradata, upon the separation, NCR will, in general, indemnify Teradata for any tax liabilities, including those related to tax audits by domestic and international authorities that arose during periods prior to the separation. Therefore, at the separation date, Teradata is expected to have no tax contingency reserves.

If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, or if the tax laws change unfavorably, then we could be required to increase our valuation allowance against our deferred tax assets, resulting in an increase in our effective tax rate.

We had valuation allowances of $43 million as of December 31, 2006, related to certain deferred income tax assets, primarily tax loss carryforwards, in jurisdictions where there is uncertainty as to ultimate realization of a benefit from those tax assets. As of December 31, 2005, the valuation allowance was $35 million. Future changes in local country profitability may result in discrete changes affecting the need for valuation allowances. The form of international tax restructurings associated with the separation will likely result in changes to Teradata’s net operating loss carryforwards and overall deferred tax balances. These changes could impact the evaluation of valuation allowances by jurisdiction.

Stock-based Compensation

Employees of NCR engaged in the Teradata business are eligible to receive NCR stock-based compensation awards. As part of NCR, we account for employee stock-based compensation costs in accordance with SFAS 123R, which requires us to measure compensation cost for stock awards at fair value and recognize compensation expense over the service period for which awards are expected to vest. We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant, which requires the input of highly subjective assumptions, including expected volatility and expected holding period. Further, as required under SFAS 123R, we estimate forfeitures for options granted, which are not expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent that actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period in which estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards and historical experience. Actual results and future changes in estimates may differ substantially from our current estimates.

In addition, we have performance-based awards that vest only if specific performance conditions are satisfied, typically at the end of an award’s three-year performance period. The number of shares that will be earned can vary based on actual performance. No shares will vest if the objectives are not met. In the event the objectives are exceeded, additional shares will vest. The cost of these awards is expensed over the performance period based upon management’s estimate and analysis of future earnings as compared to the performance criteria. Because the actual number of shares to be awarded is not known until the end of the performance period, the actual compensation expense related to these awards could differ from our current expectations.

Pension, Post-retirement and Post-employment Benefits

NCR employees engaged in the Teradata business are eligible to participate in pension, post-retirement and post-employment benefit plans sponsored by NCR in many of the countries where NCR does business. As Teradata participated in NCR’s plans, it accounted for its pension and post-employment benefit costs under the multiemployer plan approach, and has recognized the pension and post-employment costs allocated to it by NCR as expense, with a corresponding contribution in parent company investment. Pension and post-employment benefits costs allocated to Teradata are based on the projected benefit obligation associated with Teradata specific employees and other NCR employees who provided support services to Teradata. Post-retirement benefit costs allocated to Teradata were immaterial for each of the three years ended December 31, 2006.

NCR has significant pension, post-retirement and post-employment benefit costs and credits, which are developed from actuarial valuations. Actuarial assumptions attempt to anticipate future events and are used in calculating the expense relating to these plans. These factors include assumptions about interest rates, expected investment return on plan assets, rate of increase in health care costs, total and involuntary turnover rates, and rates of future compensation increases. In addition, NCR actuarial consultants also use subjective factors such as withdrawal rates and mortality rates to develop valuations. NCR generally reviews and updates these assumptions on an annual basis at the beginning of each fiscal year. NCR is required to consider current market conditions, including changes in interest rates, in making these assumptions. The actuarial assumptions that NCR uses may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension, post-retirement or post-employment benefits expense that NCR, and in turn Teradata, has recorded or may record. In addition, because the NCR U.S. defined benefit pension plan is frozen and Teradata is not expected to offer a defined pension benefit to U.S. employees after the separation, total annual pension expense is expected to decrease in the range of $10 to $12 million.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

A discussion of recently issued accounting pronouncements is described in Note 1 of Notes to Financial Statements, and we incorporate such discussion in this MD&A by reference and make it a part hereof.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have exposure to several functional currencies, and our primary exposure is from fluctuations in the Euro, British Pound and Japanese Yen. Due to our global operations, weaknesses in some of these currencies are sometimes offset by strengths in others. Historically, NCR has managed foreign currency risk on a centralized basis. To manage exposures and mitigate the impact of currency fluctuations on the operations of our foreign subsidiaries, NCR hedges our main transactional exposures through the use of foreign exchange forward contracts. This is primarily done through the hedging of foreign currency denominated inter-company inventory purchases by the marketing units and of foreign currency denominated inventory sales by the manufacturing units. All of these transactions are firmly committed or forecasted. These foreign exchange contracts are designated as cash flow hedges and are highly effective in offsetting the risk being managed. As we hedge inventory purchases, the ultimate gain or loss from the derivative contract is recorded in cost of products when the inventory is sold to an unrelated third party. The U.S. Dollar was stronger in 2006 as compared to 2005 based on comparable weighted averages for our functional currencies. This had an unfavorable impact of less than 1% on 2006 revenue versus 2005 revenue.

We are potentially subject to concentrations of credit risk on accounts receivable. Credit risk includes the risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized on the balance sheet. Exposure to credit risk is managed through credit approvals and credit limits. Our business often involves large transactions with customers for which we do not require collateral. If one or more of those customers were to default in its obligations under applicable contractual arrangements, we could be exposed to potentially significant losses. Moreover, a downturn in the global economy could have an adverse impact on the ability of our customers to pay their obligations on a timely basis. We believe that the reserves for potential losses are adequate. At December 31, 2006 and 2005, we did not have any major concentration of credit risk related to financial instruments.

BUSINESS

Overview

Teradata is a global leader in enterprise data warehousing, including enterprise analytic technologies and services. Our data warehousing solutions are comprised of software, hardware, and related business consulting and support services. Recognized as market leading by industry analysts and customers, our solutions integrate an organization’s enterprise-wide data—about customers, financials, operations, and more—into a single data warehouse. Our enterprise analytical technologies then transform that data into actionable “enterprise intelligence.” This intelligence offers our customers a single view of their business, and the ability to leverage their organization’s data as a strategic corporate asset to gain competitive advantage. They can access more timely and accurate information, obtain better insight about all aspects of their business, and make decisions with greater speed and precision to drive profitable growth. Teradata is designed to enable our customers to maximize business value while minimizing their total costs.

We currently serve more than 850 customers around the world—ranging from small implementations to some of the world’s largest data warehouses. Teradata operates from three main locations in the United States: Atlanta, Georgia; Rancho Bernardo, California; and Dayton, Ohio. In addition, our sales and services offices are located in over 40 countries. For the full year ended December 31, 2006, we had net income of $198 million and total revenues of $1.560 billion, of which approximately 60% was derived in the North America and Latin America region (the “Americas”), 23% in the Europe, Middle East and Africa region (“EMEA”), and 17% in the Asia Pacific and Japan region (“APJ”). For financial information about these geographic areas which are also our reportable segments, see “Note 11—Segment Information and Concentrations” in the Notes to Financial Statements and the section entitled “Unaudited Pro Forma Balance Sheet” of this information statement for a discussion of increased costs associated with operating as a separate company.

Industry Overview

Data Warehousing Market and Drivers

Our revenues are primarily generated in the multi-billion dollar data warehousing market. We expect that the need for data warehousing will continue to grow as organizations increasingly rely on enterprise analytics to compete on a global basis. This need is further driven by the convergence of the following key market dynamics we have observed:

•

high levels of data growth are being driven by globalization, increased merger and acquisition activities, alignment of IT and business functions, and increased government regulation, such as the Sarbanes-Oxley Act of 2002 and Basel II;

•

new technologies such as global positioning systems (“GPS”) and radio frequency identification (“RFID”) are expected to drive additional customer data volumes, as are new data dimensions such as text, location, and time, which are also adding to scale and complexity requirements;

•	improved data warehousing affordability due to price / performance gains on server and disk hardware are enabling new types of usage and more historical data;

•	the adoption by customers of ever more real time, or “active,” environments for enterprise intelligence is driving more applications, usage and capacity; and

•	mission-critical applications used in business operations are increasingly requiring systems to be available at all times.

Our Data Warehousing Solutions

Data Warehousing

Data warehousing is the process of capturing, integrating, storing, managing, and analyzing data to answer business questions and make decisions. An enterprise data warehouse (“EDW”) is generally a single, application-neutral repository of an organization’s current and historical data for information sharing and analysis. Customers use Teradata’s data warehousing hardware and software technologies and related services to:

•	acquire, aggregate and integrate data from multiple sources, including data processing and enterprise resource planning systems;

•	store that data in centralized data storage devices, such as computer disk drives;

•

manage and analyze that data through the Teradata database software and tools, data mining, master data management and other enterprise analytical applications, such as customer management, demand and supply chain management, enterprise risk management, and financial management; and

•	integrate analytics-based decisions into operational processes.

Our solutions enable customers to obtain (1) a single, integrated view of their data (about customers, products, channels, financials, suppliers, partners, services, etc.), and (2) transform that data into useful, insightful and actionable enterprise intelligence. By offering a single integrated instance of a customer’s analytical data, our solutions are designed to help customers eliminate IT infrastructure costs associated with separately run and managed departmental databases.

Our solutions are robust, scalable, and reliable data warehousing systems that are capable of managing vast amounts of detailed data. Our enterprise data warehouses provide linear scalability, allowing customers’ systems to grow in multiple dimensions to accommodate more information, more real-time data, more subject areas, more users, and more complex, meaningful, and sophisticated queries. As the customer requirements grow, our enterprise data warehouse easily expands by adding incremental units of our hardware and software solutions (these units are also referred to as “nodes”) at the same ratio of node-to-data as the original system to maintain the same performance (this feature/functionality is also referred to as “linear”). Teradata also has “co-existence” capability that allows us to add current generation nodes with several prior generations of nodes, thereby protecting and extending our customers’ investment.

We believe these capabilities and benefits typically make a Teradata enterprise data warehouse a key, strategic IT and business platform for our customers, driving significant investment and long-standing relationships.

Active Enterprise Intelligence

Teradata extends the use of traditional data warehousing by integrating advanced analytics into enterprise business processes through active enterprise intelligence, which reduces the time between obtaining information and acting on it. Specifically, this advanced solution integrates detailed historical information with near real-time data, and then deploys timely, accurate intelligence to decision-makers at all levels of the enterprise. We believe that active enterprise intelligence enables consistent execution of corporate strategy by allowing the strategic decisions devised by senior management to become operationalized and flow to front line employees, such as call center agents, bank tellers, and cashiers, as well as to customers, partners, and suppliers.

Our Products

We are a single-source provider of enterprise data warehousing solutions with a fully integrated business that includes dedicated professionals and technologies. Our products are optimized and integrated specifically for EDW, including the hardware platform, database and application software, and related consulting and support services. The chart above illustrates the key component areas of our integrated data warehousing solution.

Our Key Software and Hardware Products

•

Teradata Database Software—Our flagship Teradata database software is regarded by customers and industry analysts as a superior choice for analyzing large amounts of data and processing increasing volumes and complexity of queries without compromising performance. Our massively parallel processing (“MPP”) architecture combined with our software provides the foundation for our unique ability to support and manage a wide range of data warehousing functions. These functions range from reports to ad hoc queries to data mining and simultaneous data loading, all from a single data warehouse that integrates data from across the enterprise to drive better, faster decision-making. Our Teradata database software, which operates in different operating system environments (including UNIX®, LINUX and Microsoft Windows®), delivers real-time intelligence for our customers with capabilities and features such as support of short-term operational and long-term strategic workloads (mixed workload), the ability to handle thousands of concurrent queries, robust and simplified system management, high system availability, event monitoring, and easy integration into the enterprise. We also offer a software subscription program which enables our customers to take advantage of available improvements in future releases of our software.

•

Teradata Servers—For the hardware component of our solutions, Teradata integrates and optimizes open systems hardware components with our value-added, fault-tolerant BYNET MPP interconnect. We utilize industry standard Intel® XEON 32/64-bit servers, along with our industry-standard storage offerings, to provide seamless, transparent scalability. As a result, our solutions perform in multiple operating environments. Our research and development efforts have sought to optimize our server family platform as a high performance, scalable, and easily supportable MPP server. Parallel processing vastly increases the speed with which results are delivered and/or correspondingly increases the amount of data that can be queried or the numbers and complexities of queries that can be run. Further, Teradata servers are designed to protect our customers’ technology investments so that new servers can co-exist with multiple previous generations of servers.

•

Teradata Logical Data Models—Our enterprise industry logical data models (“LDMs”) are designed to be easy-to-follow blueprints for designing an enterprise data warehouse that reflects business priorities tailored to the specific needs of an industry. Developed through years of experience serving our customers, our industry-specific LDMs clearly organize and structure data, defining which individual information elements are required and how they relate to one another to provide a data model for the entire enterprise. Our LDMs are licensed to our customers as a key component of our data warehousing solutions and we offer a subscription program so that our customers may obtain the benefit of future releases of these models.

•

Teradata Analytic Applications—We offer a full suite of data access and management tools and applications that leverage enterprise intelligence to solve business problems. These applications include: data mining, master data management, customer management, enterprise risk management, finance and performance management, demand and supply chain management, and profitability analytics.

Our Services

•

Teradata Professional Consulting Services—With a leading global EDW professional services organization, Teradata consultants combine a patent-pending methodology with extensive industry expertise and hands-on experience to help our customers quickly recognize business value and minimize risk. We employ skilled consultants who provide data warehousing business impact modeling, design, architecture, implementation, and optimization consulting services, as well as enterprise analytics consulting, data management services, and managed services. Our Global Consulting Centers around the world are staffed with professionals trained in our patent-pending solutions methodology, and supplement local area consulting teams by accessing and utilizing the accumulated wealth of our global knowledge base and providing offshore consulting resources as needed.

•

Teradata Customer Support Services—Our customer services organization provides an experienced, single point of contact and delivery for the deployment, support and ongoing management of Teradata data warehouses around the world. Our customer support service offers both proactive and reactive services, including installation, maintenance, monitoring, back-up, and recovery services to allow customers to maximize availability and better leverage the value of their investments in data warehousing. This support is increasingly important for our customers’ mission-critical data warehouse environments – those that operate continuously 24 hours per day, 7 days per week.

•

Training Services—To enhance the value of their investment, we also provide our customers with training for their employees and contractors who are responsible for the operation and/or use of their Teradata data warehouses and analytical applications.

Our Strategy

As part of our multi-year goal of advancing our enterprise data warehousing solution as the preferred data warehousing architecture used by companies to build their enterprise analytics infrastructure, we are focused on three core strategies:

•

Expanding our direct market coverage by increasing industry and technical consulting, account executives, and partners. Recognizing that business issues, decisions and data types vary by industry, our approach to the market is tailored to discrete industries. Accordingly, we seek to employ and retain individuals with specific industry knowledge, for industry consulting, professional services and account management personnel. In addition, we continually seek to leverage our network of strategic and alliance partners, who deliver integrated and complementary products and services that can enhance our market reach.

•

Expanding our solutions and offers by investing in consulting and support services, applications and partners. We offer data warehouse consulting services to provide our customers with tailored solutions. We are seeking to grow our team of professional consultants to help our customers identify, design and implement additional high value opportunities to leverage and grow their data and extend their data warehouses to active enterprise environments. We will continue to optimize and expand our portfolio of Teradata analytical applications to enable customers to drive additional value from their data warehousing investments. We also seek to partner with leading technology and system integrator companies to deliver a complete solution that includes packaged applications, unique integration technologies, tools and utilities, training and services.

•

Increasing our technology capabilities by investing in active data warehousing and advanced development. We continually seek to enhance our technology offerings in order to remain a leader in the enterprise data warehousing/analytics market. As businesses integrate technological support for strategic and operational decision making, we plan to continue to invest in capabilities to offer active enterprise intelligence solutions to our customers. We will also seek to further expand our market reach and intellectual property portfolio through appropriate acquisitions and strategic alliances. We will endeavor to exploit future advances in hardware technology with a view to obtaining a speed and cost advantage.

History and Development

Teradata was formed in 1979 as a Delaware corporation. Our first product, the Teradata Database Computer, was utilized by Wells Fargo and AT&T, among others. We established a relational database management system on a proprietary platform in 1984. In 1990, we partnered with NCR to jointly develop next-generation database systems. In 1991, AT&T acquired NCR and, later that year, NCR purchased Teradata. In 1995, Teradata was merged into NCR’s operations and ceased to exist as a separate legal entity.

In 1996, AT&T spun off NCR (including Teradata) to form an independent, publicly traded company. In 1999, NCR consolidated its data warehousing business into a separate operating division. We continued our investments to extend the scope of our enterprise data warehousing solutions, including improvements to our leading database software, increasing our enterprise analytic software applications, and providing sophisticated support and professional consulting services.

Customers

We focus our sales efforts on the global 3,000 leading companies across a broad set of industries, including banking/financial services, entertainment (including gaming and media), government, insurance and healthcare, manufacturing, retail, telecommunications, transportation, and travel. We currently have over 850 customer companies, although the extent to which any given customer contributes to our revenues generally varies significantly from year to year and quarter to quarter. These industries provide a good fit for our EDW analytic solutions, as they tend to have large and increasing sources of data, complex data management requirements or large groups of users. We have more than 60% of our employees in customer-facing and/or revenue driving roles.

With more than 25 years of experience, Teradata is a leader in implementing enterprise data warehouses. Our customers represent some of the best-known Global 3000 companies. Teradata solutions power 60% of the most admired global companies, including: 90% of the top ten global telecommunication firms, 60% of the top ten global airlines, 60% of the top ten global transportation firms, 50% of the top ten global retailers, and 40% of the top ten global commercial and savings banks. (Rankings are based on the ten largest companies in each segment per the July 2006 Fortune Global 500 List and Teradata customers as of 2006.)

Enterprise data warehouses are typically built one project at a time. For example, an initial enterprise data warehouse may start with a single subject area, which forms the foundation of data that is available to be leveraged for the next project, and so on. Therefore, a customer with a large order in one quarter may generate significantly lower revenue in subsequent quarters. For these reasons, as well as the breadth of our customer base, among other things, no single customer of Teradata overall or any of our reportable segments accounted for 10% or more of our total revenue in any of the last three fiscal years. For the year ended December 31, 2006, our top ten customers on a revenue basis collectively accounted for approximately 16% of our total revenues. Moreover, Teradata’s total revenue and revenue for each reportable segment can vary considerably from quarter to quarter given the different growth patterns of our existing customers’ data warehouse systems and the variable timing of new customer orders. Each of our large sales orders typically requires substantial lead time, and our results in any particular quarter have generally been dependent on our ability to generate large orders for that quarter from a relatively small number of customers.

Partners, Marketing and Distribution Channels

Strategic Partnerships

We seek to leverage our sales and marketing reach through our strategy of partnering with leading global and regional systems integrators, independent software vendors, and consultants which we believe complement our enterprise data warehousing solutions.

•

Alliance Partners—Strategic partnerships are a key factor in our ability to leverage the value of our data warehousing solutions and expand the scope of our offerings to the marketplace. Our partner program is focused on working collaboratively with independent software vendors in several areas critical to enterprise data warehousing, including tools, data and application integration solutions, data mining and business intelligence, and specific horizontal and industry solutions. Our goal is to provide customer choice with partner offerings that are optimized with our solutions, and fit within the customer’s enterprise IT environment. Our strategic alliance partners include many leaders in the data warehousing and analytics market.

•

Systems Integrators—We also work with a range of consultants and systems integrators that engage in the design, implementation and integration of our solutions. Our consulting and systems integrator partners provide broad industry expertise in the design of business solutions based on our data warehousing technologies. In general, these partners are trusted advisors who assist in vision and strategy development with our customers while objectively assessing and meeting their needs. By working with premier system integrators and consulting firms, we combine our expertise in data warehousing with top-notch consultants to provide true end-to-end solutions. Our key global systems integrators include Accenture, BearingPoint, Capgemini, and Deloitte.

Sales and Marketing

We sell and market our data warehousing solutions in our reportable segments, the Americas, EMEA, and APJ, primarily through a direct sales force. We believe our quota-carrying sales force increases our visibility and penetration in the marketplace and fosters long-term customer relationships and additional product sales.

We support our sales force with marketing and training programs which are designed to grow awareness and highlight our differentiation, as well as provide a robust set of tools for use by our direst sales force. In support of growing awareness of the need for enterprise data warehousing and Teradata solutions specifically, we employ a broad range of marketing tactics including programs to inform and educate the media, industry analysts, academics and other third-party influencers, targeted direct marketing, a website, webinars, and trade shows and conferences. We annually host or participate in worldwide and regional user conferences that take place in approximately 25 locations around the globe.

We also believe that promoting customer success and return on investment is an important element for our success. As a result, and because we have an enthusiastic customer base, we have a developed an active program to support and leverage customer references.

Resellers and Distributors

Although the majority of our sales are direct, to extend our sales coverage, we market and sell our products through third-party channels, including resellers and distributors. We have a number of licensed resellers, including Accenture, Bearing Point and EDS, and have license and distribution agreements with independent distributors in many countries worldwide, including NCR, as described in the section entitled “Certain Relationships and Related Party Transactions—Agreements with NCR—Other Commercial Agreements” included elsewhere in this information statement. The distribution agreements generally provide for the right to offer our products within a territory. Our distributors generally maintain sales and services personnel dedicated to our products. Accordingly, we have dedicated sales, marketing, and technical alliance resources designed to optimize our reseller and distributor relationships.

Sources of Materials

Our supply chain includes materials and components from leading technology suppliers including Solectron Corporation, which is a key supplier. Our server line is designed to leverage the best-in-class components from industry leaders like Intel Corporation for microprocessors. In addition, our computer data storage devices (such as disk arrays) are industry-standard technologies provided by LSI Corporation and EMC Corporation, but are selected and configured by us to work optimally with our servers and software. More information regarding sources and availability of raw materials is included in the section entitled “Risks Relating to Our Business—Reliance on Third Parties” included elsewhere in this information statement, which is incorporated herein by reference.

Competition

The overall data warehousing market is very competitive, and we face competition for nearly every sales opportunity we pursue. In addition to our primary competitors, IBM and Oracle, many other companies participate in specific areas of our business, such as enterprise analytic and business intelligence application software. The status of our business relationships with these companies can influence our ability to compete for data warehousing opportunities that include such areas. We expect additional competition from both well-established and emerging companies who have recently become active at the entry-levels of the data warehousing market and who may increase their level of competitive activities in the future.

Competitors take different technical and integration approaches to addressing enterprise analytics needs, and therefore they often recommend a different architecture than our solutions. We believe that our customers recognize the advantages of our integrated enterprise data warehousing approach, which enables us to compete with IBM, Oracle and other competitors as well as new market entrants.

Key factors used to evaluate competitors in these markets include: data warehousing experience and customer references; technology leadership; product quality; performance, scalability, availability and manageability; support and professional services consulting capabilities; industry knowledge; and total cost of ownership. We believe we have a competitive advantage in providing complete, integrated, and optimized data warehousing solutions that address these customer requirements. Moreover, our high performance technology is designed to not only seamlessly and linearly scale with customer growth needs but to do so in a manner that allows us to add current generation nodes with several generations of prior nodes, thereby protecting our customers’ investments. We believe this is a capability which makes our data warehousing solutions particularly attractive to customers.

Our products also complement offerings of some of our competitors, with whom we have formed partnerships. Examples of these companies include both IBM and Oracle.

Since the overall market is large and growing, we do expect to see new and emerging competitors with other alternative approaches, especially in the low-end of the data warehousing market. We intend to continue to compete successfully on the basis of our superior approach, integrated solution with high performing and scalable technology, deep and broad services capabilities, and our successful track record. For more information, see in the section entitled “Risk Factors—Risks Relating to Our Business” included elsewhere in this information statement.

Seasonality

Our sales are historically seasonal, in line with capital planning cycles of our customers, with lower revenue in the first quarter and higher revenue in the fourth quarter of each year. Such seasonality causes our working capital cash flow requirements to vary from quarter to quarter depending on the variability in the volume, timing and mix of product sales. In addition, revenue in the third month of each quarter is typically higher than in the first and second months. These factors, among others as more fully described in the section entitled “Risk Factors—Risks Relating to Our Business” included elsewhere in this information statement, make forecasting more difficult and may adversely affect our ability to accurately predict financial results.

Research and Development

We remain focused on designing and developing data warehousing products, services and solutions that anticipate our customers’ changing technological needs. As we seek improvements in our products and services, we also consider our customer’s current needs as we design our new technology so that new generations of the Teradata database software and operating platforms are compatible with prior generations of our technology. We believe our extensive research and development workforce is one of our core strengths. This global team is headquartered at our facility in Rancho Bernardo, California. Expenses for research and development were $117 million in 2006, $120 million in 2005 and $118 million in 2004. We anticipate that we will continue to have significant research and development expenditures in the future in order to continue a flow of innovative, high-quality products and services, which is vital to our competitive position. Information regarding the accounting and costs included in research and development activities is included in Note 1 of the Notes to Financial Statements of this information statement and is incorporated herein by reference.

Intellectual Property and Technology

After the distribution, we will own approximately 400 patents in the United States and about 100 patents in foreign countries. The foreign patents are generally counterparts of Teradata’s U.S. patents. Many of the patents that we will own are licensed to others, and we are licensed to use certain patents owned by others. We will also own approximately 450 patent applications in the United States and about 100 patent applications in foreign countries. The foreign patent applications are generally counterparts of Teradata’s U.S. patents. While our portfolio of patents and patent applications in aggregate is of significant value to Teradata, we do not believe that any particular individual patent is by itself of material importance to Teradata’s business as a whole.

In addition, upon the spin-off, Teradata will own copyrights and trade secrets in its vast code base which makes up the core Teradata software product offerings, including the Teradata database and application software products. The Teradata database software, based upon computer science research at the California Institute of Technology, works on multiple tasks at once, an approach known as “parallel processing.” In fact, the Teradata database software architecture is known in the industry as a “massively parallel processing” or “MPP” system. Parallel processing vastly increases the speed with which results are delivered and correspondingly increases the amount of data that can be queried and the number and complexity of queries that can be run. The name “Teradata” evokes the ability to manage terabytes (i.e., trillions of bytes) of data. One of our key technological advances has been making the Teradata database software and hardware compatible with several operating systems (such as UNIX, LINUX and Windows). In addition, the Teradata database software, as an example of a relational database management system (or RDMBS), comprises nearly six million lines of computer code. The source code versions of our products are protected as trade secrets and, in all major markets, as unpublished copyright works. We also vigorously protect our rights in the Teradata database software and related intellectual property; however, there can be no assurance that these measures will be successful.

After the spin-off, we will also own the Teradata® trademark, which is registered in the U.S. and in many foreign countries, as well as other tradenames, service marks, and trademarks such as BYNET.

For more information on the intellectual property arrangements entered into in connection with the spin-off, see the section entitled “Certain Relationships and Related Party Transactions—Agreements with NCR—Intellectual Property Agreements” included elsewhere in this information statement.

Employees

As of December 31, 2006, we had 5,100 employees globally. We believe that our future success will depend, in part, on our ability to continue to attract, hire and retain skilled and experience personnel.

Properties and Facilities

Our executive headquarters is expected to be located in Dayton, Ohio, and we manage our business through three main locations in the United States: Atlanta, Georgia; Rancho Bernardo, California; and Dayton, Ohio. As of December 31, 2006, we operated 92 facilities throughout the world, including facilities in El Segundo, California; Raleigh, North Carolina; Beijing, China; Mumbai, India; Tokyo, Japan; and Islamabad, Pakistan. We own our Rancho Bernardo complex, part of which is used as the headquarters of our research and development operations. All of our other research and development facilities are leased, as well as our office, technical support centers, training, and other miscellaneous sites. We plan to maintain facilities in approximately 40 countries.

Our property transition plan in connection with the spin-off is designed to align NCR and Teradata properties in the most cost-effective manner. Where commercially and practically feasible, facilities that can be demised for joint occupancy by the two companies will be made available to both companies and additional space will be leased by Teradata as needed. Of the total square feet currently used by Teradata, approximately [•] thousand square feet is expected to be in a jointly-shared facility with NCR for at least [•] months. Upon completion of our transition plan, which is expected to be substantially completed by December 31, 2007, we believe our plants and facilities will be suitable and adequate, and we believe we have sufficient capacity to meet our current needs.

Legal Proceedings

From time to time, we are involved in claims and legal actions arising in the ordinary course of our business. While the results of such claims and legal actions cannot be predicted with certainty, we do not believe based on information currently available to us that the final outcome of these proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

MANAGEMENT

Executive Officers Following the Separation

All of our executive officers are currently employees of NCR. After the separation, none of these individuals will continue to be employees of NCR. The following table sets forth the information as of April 30, 2007 regarding the individuals who are expected to serve as our executive officers following the spin-off. Mr. Koehler will, in consultation with our Board of Directors, determine our other senior management positions. Teradata is currently undergoing a search for a Chief Financial Officer.

Name	Age	Position(s)
Michael Koehler	54	President & Chief Executive Officer
[•]	[•]	Chief Financial Officer
Saundra Davis	44	Vice President, Human Resources
Robert Fair	44	Executive Vice President, Global Field Operations
Daniel Harrington	44	Executive Vice President, Technology and Support Services
Bruce Langos	53	Chief Operations Officer
Darryl McDonald	48	Chief Marketing Officer
Laura Nyquist	53	General Counsel and Secretary

Michael Koehler. Michael Koehler will be President and Chief Executive Officer of Teradata. Mr. Koehler previously served as Senior Vice President, Teradata Division of NCR from March 2003 to [•] 2007. From September 2002 until March 2003, he was the Interim Teradata Division Leader, Teradata Division. From 1999 to 2002, Mr. Koehler was Vice President, Global Field Operations, Teradata Division, and from June 1997 to October 1999, he was Vice President, Americas, Retail Solutions Group of NCR. Mr. Koehler began his career at NCR in 1975 and has since held a number of positions of increasing responsibility in the areas of marketing and sales management.

Saundra Davis. Saundra Davis will be Vice President, Human Resources of Teradata. Ms. Davis served as Vice President, Human Resources, Teradata Division of NCR from January 2004 to [•] 2007. Prior to this position, Ms. Davis served as Vice President, Human Resources, Corporate Infrastructure, at NCR from January 2003 to December 2003, and as Vice President, Human Resources, Systemedia Division of NCR from June 2000 to December 2002. Ms. Davis joined NCR in 1985 and has since held a number of positions of increasing responsibility in human resources.

Robert Fair. Robert Fair will be Executive Vice President, Global Field Operations of Teradata. Mr. Fair previously served as Vice President, Global Marketing, Teradata Division of NCR from April 2003 to [•] 2007. From March 2000 to April 2003, he was Vice President, Americas Communications Industry, Teradata Division. Mr. Fair began his career at NCR in 1984 and has held a number of positions of increasing responsibility in the areas of sales, professional services and marketing.

Daniel Harrington. Daniel Harrington will be Executive Vice President, Technology and Support Services of Teradata. Mr. Harrington previously served as Vice President, Customer Services, Teradata Division of NCR, from January 2005 to [•] 2007. Prior to this position, from April 1999 to December 2004, he was Vice President, Northern Europe, Teradata Division with responsibility for Europe sales in 2004. Mr. Harrington joined NCR in 1985 and has held a number of positions of increasing responsibility in the areas of sales, marketing and product management.

Bruce Langos. Bruce Langos will be Chief Operations Officer of Teradata. Mr. Langos previously was Senior Vice President, Global Operations of NCR, from May 2006 to [•] 2007. From 1996 until he assumed that position, Mr. Langos was Vice President, Business Operations, Teradata Division. Mr. Langos joined NCR in 1976 and has held positions of increasing responsibility in sales, marketing, product management and strategic planning.

Darryl McDonald. Darryl McDonald will be Chief Marketing Officer of Teradata. Mr. McDonald previously served as Vice President, Global Consulting Services, Teradata Division of NCR from April 2003 to [•] 2007. From 1997 until April 2003, Mr. McDonald was Vice President, Americas Retail Industry, Teradata Division. Mr. McDonald joined NCR in 1982 and has held a number of positions of increasing responsibility in the areas of sales and consulting.

Laura Nyquist. Laura Nyquist will be General Counsel of Teradata. Ms. Nyquist previously served as Deputy General Counsel and Chief Counsel, Business Counsel Group, NCR, from October 2006 to [•] 2007. Prior to this position, Ms. Nyquist was Chief Counsel, Financial Solutions Division from 2004 to September 2006, and was Vice President, Corporate Affairs, and Secretary to the Board of NCR from 1999 to 2004. Ms. Nyquist joined NCR in 1986 and has held a number of positions of increasing responsibility at NCR.

There are no family relationships between any of the executive officers or directors of Teradata.

There are no contractual obligations regarding the election of our executive officers or directors.

Board of Directors Following the Separation

Teradata currently has no active operations and therefore its Board of Directors is limited to Peter Lieb and Nelson Greene, who are officers of NCR. However, prior to the spin-off, we expect that Messrs. Lieb and Greene will resign from the Board and NCR may appoint up to five other individuals from the current NCR Board of Directors to serve on the Teradata Board. It is currently expected that up to two directors of Teradata will also be members of NCR’s Board of Directors, although one of these directors will have a term limited to two years and will not seek re-election after expiration of this term. The following table sets forth information as of December 31, 2006 regarding the individuals who are expected to be so appointed. For more information, see the section entitled “—Executive Officers Following the Separation” included elsewhere in this information statement for the biographical information of Mr. Koehler.

Name	Age	Position(s)
Michael Koehler	54	President & Chief Executive Officer, Director Nominee
[•]	[•]	Director Nominee
[•]	[•]	Director Nominee
[•]	[•]	Director Nominee
[•]	[•]	Director Nominee
[•]	[•]	Director Nominee

Biographical information for each director will be provided upon appointment to the Board.

Composition of the Board of Directors

We currently expect that, upon the consummation of our separation, our Board of Directors will consist of [•] members, at least a majority of whom we expect to satisfy the independence standards established by the Sarbanes-Oxley Act and the applicable rules of the SEC and the New York Stock Exchange (“NYSE”). It is anticipated that our Board of Directors will meet at least quarterly.

Our certificate of incorporation and by-laws divide our Board of Directors into three classes with staggered terms, which means that the directors in one of these classes will be elected each year for a new three-year term. Upon the expiration of the term of a class of directors, directors in the class will be up for election for three-year terms at the annual meeting of stockholders to be held in the year in which the term expires. Class A directors have an initial term expiring in 2008, Class B directors have an initial term expiring in 2009 and Class C directors have an initial term expiring in 2010. Class A is comprised of [•], [•], and [•], Class B is comprised of [•], [•], and [•], and Class C is comprised of [•], [•], and [•].

Committees of the Board of Directors

Our Board of Directors will establish several standing committees in connection with the discharge of its responsibilities. Upon effectiveness of our Registration Statement on Form 10 of which this information statement is a part, our Board of Directors will have the following committees:

Audit Committee. The Audit Committee is the principal agent of the Board of Directors in overseeing (i) the quality and integrity of the Company’s financial statements; (ii) the assessment of financial risk and risk management programs; (iii) the independence, qualifications and performance of the Company’s independent registered public accounting firm; (iv) the performance of the Company’s internal auditors; and (v) the integrity of management and the quality and adequacy of disclosures to stockholders. The committee also:

•

is solely responsible for hiring and terminating the Company’s independent registered public accounting firm and pre-approving all audit, as well as any audit-related, tax and other non-audit services, to be performed by the independent registered public accounting firm;

•	reviews and discusses with Teradata’s independent registered public accounting firm its quality control procedures and the Company’s critical accounting policies and practices;

•	regularly reviews the scope and results of audits performed by the Company’s independent registered public accounting firm and internal auditors;

•	meets with management to review the adequacy of the Company’s internal control framework and its financial, accounting, reporting and disclosure control processes;

•	reviews the Company’s periodic SEC filings and quarterly earnings releases;

•	reviews and discusses with the Company’s Chief Executive and Financial Officers the procedures they followed to complete their certification in connection with NCR’s periodic filings with the SEC; and

•	discusses management’s plans with respect to the Company’s major financial risk exposures.

The Audit Committee will have three members, [•], [•], and [•], each of whom is independent and financially literate, as determined by the Board under applicable SEC and NYSE standards. In addition, the Board is expected to determine that [•] is an “audit committee financial expert,” as defined under SEC regulations. No member of the committee may receive any compensation, consulting, advisory or other fee from the Company, other than the Board compensation described below under the caption “Compensation of Directors,” as determined in accordance with applicable SEC and NYSE rules. Members serving on the Audit Committee are limited to serving on two other audit committees of public companies, unless the Board of Directors evaluates and determines that these other commitments would not impair his or her effective service to the Company.

A more detailed discussion of the committee’s mission, composition, and responsibilities is contained in the Audit Committee Charter, which was adopted by the Board of Directors in [•] 2007.

Compensation and Human Resource Committee. This committee reviews and approves the Company’s total compensation goals, objectives and programs covering executive officers and key management employees as well as the competitiveness of Teradata’s total executive officer compensation practices. The committee also:

•	evaluates and reviews the performance levels of Teradata’s executive officers and determines base salaries and equity and incentive awards for such officers;

•	discusses its evaluation of, and determination of compensation to, the Chief Executive Officer at executive session of the Board of Directors;

•	reviews and approves Teradata’s executive compensation plans;

•

monitors Teradata’s compliance with the Sarbanes-Oxley Act of 2002 relating to 401(k) plans and loans to directors and officers, NYSE rules relating to approval of equity compensation plans and all other applicable laws affecting employee compensation and benefits;

•	reviews management’s proposals to make significant organizational changes or significant changes to existing executive officer compensation plans; and

•	oversees Teradata’s plans for management succession and development.

This committee may delegate its authority to the Company’s Chief Executive Officer to make equity awards to individuals other than executive officers in limited instances.

This committee will have three members, [•], [•] and [•], each of whom the Board of Directors has determined meet the NYSE listing independence standards and the Company’s independence standards.

The Board expects that it will authorize this committee to engage a compensation consultant to review the Company’s long-term incentive program, the Management Incentive Plan and other key programs related to the compensation of executive officers. The committee may decide to direct its consultant to conduct market studies, review publicly available market data and be readily available for consultation with this committee and its members regarding such matters.

A more detailed discussion of the committee’s mission, composition, and responsibilities is contained in the Compensation and Human Resource Committee Charter, which was adopted by the Board of Directors in [•] 2007.

Committee on Directors and Governance. This committee is responsible for reviewing the Board’s corporate governance practices and procedures and the Company’s ethics and compliance program, and:

•	establishes procedures for evaluating the performance of the Board of Directors and oversees such evaluation;

•	reviews and makes recommendations to the Board concerning director compensation; and

•

reviews the composition of Teradata’s Board of Directors and the qualifications of persons identified as prospective directors, recommends the candidates to be nominated for election as directors, and, in the event of a vacancy on the Board, recommends any successors.

We expect the Board to authorize this committee to engage a consultant to review the Company’s director compensation program. The committee may decide to direct its consultant to conduct market studies, review publicly available market data concerning various elements of potential director compensation, including retainer and meeting fees and long-term incentive payments, and be readily available for consultation with this committee and its members regarding such matters.

The Committee on Directors and Governance will be composed entirely of independent directors, namely [•], [•] and [•].

Executive Committee. This committee has the authority to exercise all powers of the full Board of Directors, except those prohibited by applicable law, such as amending the by-laws or approving a merger that requires stockholder approval. This committee meets between regular Board meetings if urgent action is required.

The Executive Committee will be composed of [•], [•] and [•].

Selection of Nominees for Directors

In determining candidates for nomination, the Committee on Directors and Governance will seek the input of the Chairman of the Board and the Chief Executive Officer and will consider individuals recommended for Board membership by the Company’s stockholders in accordance with the Company’s by-laws and applicable law. From time to time, the committee may engage outside search firms to assist it in identifying and contacting qualified candidates. All candidates will be evaluated by the committee using the qualification guidelines included as part of the Board’s Corporate Governance Guidelines. As part of the selection process, the Committee on Directors and Governance and the Board of Directors examine candidates’ business skills and experience, personal integrity, judgment, and ability to devote the appropriate amount of time and energy to serving the best interests of stockholders. The Board and the Committee on Directors and Governance are committed to finding proven leaders who are qualified to serve as Teradata directors.

Stockholders wishing to recommend individuals for consideration as directors should contact the Committee on Directors and Governance by writing the Company’s Corporate Secretary at Teradata Corporation, 1700 South Patterson Blvd., Dayton, OH 45479. Recommendations by stockholders that are made in this manner will be evaluated in the same manner as recommendations for other candidates. Stockholders who want to nominate directors for election at Teradata’s next annual meeting of stockholders must follow the procedures described in the Company’s by-laws.

Compensation and Human Resource Committee Interlocks and Insider Participation

With the exception of Mr. Koehler, none of our executive officers will serve as a member of our Board of Directors. In addition, Mr. Koehler will not serve on our Compensation and Human Resource Committee. Following the separation, none of our executive officers will serve as a member of the Compensation and Human Resource Committee of any entity that has one or more executive officers serving on our Compensation and Human Resource Committee.

Compensation of Directors

Non-Employee Directors

Historically. Pursuant to authority granted to it by NCR’s Board of Directors, the NCR Committee on Directors and Governance (the “NCR Directors Committee”) adopted the NCR Director Compensation Program on April 26, 2006. The NCR Director Compensation Program provides for the payment of annual retainers, annual equity grants and initial equity grants to non-employee members of NCR’s Board of Directors.

Going Forward. Pursuant to authority granted to it by NCR’s Board of Directors, the NCR Directors Committee adopted the Teradata Director Compensation Program on April 24, 2007. The Teradata Director Compensation Program provides for the payment of annual retainers, annual equity grants and initial equity grants to non-employee members of Teradata’s Board of Directors, which are substantially similar to that provided to non-employee members of NCR’s Board of Directors.

Annual Retainer

Historically. Under the NCR Director Compensation Program, each non-employee member of NCR’s Board receives an annual retainer of $75,000. The Chairman of the NCR Board receives an additional retainer of $165,000, and each director serving on the NCR Audit Committee receives an additional retainer of $5,000. The chair of the NCR Directors Committee receives an additional retainer of $9,000, and the chairs of the NCR Audit Committee and the NCR Compensation and Human Resource Committee each receive an additional retainer of $12,000.

Prior to January 1 of each year, an NCR director may elect to receive all or a portion of his or her annual retainer in NCR common stock instead of cash. In addition, a director may elect to defer receipt of shares of common stock payable in lieu of cash. For awards received in 2006, directors could elect to receive payments for deferred stock in NCR common stock or in cash. Beginning in 2007, payments for deferred stock may be paid only in common stock and not in cash.

Going Forward. Teradata’s annual retainer program, including the ability to elect to receive Teradata stock in lieu of a cash retainer and to defer receipt of shares in lieu of cash, is substantially similar to that of NCR.

Initial Equity Grant

Historically. The NCR Director Compensation Program provides that upon initial election to the NCR Board, each non-employee director will receive a grant of restricted stock or restricted stock units. A director may elect to defer receipt of the shares of common stock that would otherwise be received upon vesting of restricted stock or restricted stock units. The restricted stock units vest in four equal quarterly installments, commencing three months after the grant date. Payment is made only in NCR common stock.

Going Forward. Except for NCR directors who join Teradata’s Board in connection with the spin-off, we will provide our non-employee directors with equity grants that are substantially similar to those provided under the NCR Director Compensation Program upon initial election to the Teradata Board.

Annual Equity Grant

Historically. The NCR Director Compensation Program also provides that, on the date of each annual meeting of NCR’s stockholders, each non-employee director will be granted restricted stock and/or restricted stock units and options to purchase a number of shares of NCR common stock in an amount determined by the NCR Directors Committee. Any restricted stock units awarded will vest in four equal quarterly installments, commencing three months after the grant date. Any options that are granted will be fully vested and exercisable on the first anniversary of the grant. If the grant is made in the form of restricted stock units, a director may elect to defer receipt of the shares of common stock payable when such restricted stock units vest. Pursuant to the NCR Director Compensation Program, on the date of NCR’s 2006 annual stockholders’ meeting, each non-employee director received an annual equity award valued at $62,500, which was granted in the form of 1,486 restricted stock units. Each non-employee director also received an additional equity award valued at $62,500, which was granted in the form of options to purchase 3,724 shares of NCR common stock.

Going Forward. We will provide Teradata’s non-employee directors with annual equity grants which are substantially similar to those provided under the NCR Director Compensation Program.

The following table sets forth the compensation for future services expected to be paid to our non-employee directors following the distribution:

Compensation	Amount
Annual Director Retainer	$75,000
New Director Equity Grant (other than for NCR Directors who become Teradata Directors at the time of spin-off)	[	•]
Chairman	[	•]
Audit Committee Chair	$12,000
Audit Committee Member	$5,000
Compensation and Human Resource Committee Chair	$12,000
Committee on Directors and Governance Chair	$9,000

Director Compensation Table

The following table sets forth information concerning the 2006 compensation awarded by NCR to non-employee directors of NCR who will be non-employee directors of Teradata:

Name	Fees Earned or Paid in Cash ($)		Stock Awards ($)		Option Awards ($)		Non-Stock Incentive Plan Compensation ($)		Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($)		Total ($)
(a)	(b)		(c)		(d)		(e)		(f)		(g)		(h)

A	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]

B	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]

C	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]

D	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]

E	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]	[	•]

Employee Directors

Mr. Koehler will not receive remuneration for his service as a director of Teradata.

Executive Compensation

Compensation Discussion and Analysis (“CD&A”)

This CD&A describes the philosophy applied to our named executive officers with respect to 2006, and the ways in which we anticipate that our compensation philosophy will differ after we become an independent public company. As our programs initially will be largely the same as those applicable to executives of our parent company, NCR, we do not anticipate that there will be many differences immediately following the spin-off.

The NCR executive compensation program has been designed to help NCR (1) assemble and maintain a leadership team with the integrity, skills, and dedication needed to manage a global organization and the vision to anticipate and respond to future market developments, and (2) achieve financial results that enhance the value of NCR stockholders’ investment. At the same time, the NCR program has been structured to be flexible, so that NCR can meet the changing needs of its business over time.

We anticipate that following the spin-off we will continue to have a similar philosophy, adjusted for the industry and business situation of Teradata.

Our named executive officers are Messrs. Koehler, Fair, Harrington and McDonald. Of these named executive officers, only Mr. Koehler was a named executive officer of NCR in 2006 (“NCR Executive”). Messrs. Fair, Harrington and McDonald were non-executive employees of NCR in 2006 (“NCR Non-Executives”). As a result, their compensation was not subject to the executive compensation programs of NCR or the oversight of the NCR Compensation and Human Resource Committee (the “NCR Committee”). Throughout this CD&A, references to the 2006 executive compensation program are relevant only with respect to Mr. Koehler, and the compensation elements applicable to the NCR Non-Executives are described separately where appropriate. Upon his or her appointment, our Chief Financial Officer will also be a named executive officer of Teradata.

Compensation Philosophy

Following the spin-off, our executive compensation program will continue to be guided by the following four principles:

1.	We compensate our named executive officers primarily with current cash and long-term equity incentives.

2.	We strive to pay at competitive market levels.

3.	To motivate and reward our executives for superior performance, the majority of our key program elements are performance-based.

4.	To encourage high-performing executives to stay with us, key program elements are structured to enable them to share in our long-term growth and success.

General Compensation Levels

Historically. The base salaries and annual and long-term incentive opportunities offered to NCR’s named executive officers have been designed to ensure that they are competitive with market practices, support NCR’s executive recruitment and retention objectives, and are internally equitable among executives.

As part of this process, the NCR Committee considered market data and input provided by NCR’s compensation consultant, Frederic W. Cook & Co., and NCR management. The market data is derived from several published high-technology and general industry compensation surveys. NCR used this data to match its specific executive positions to those with similar functional descriptions at companies with similar business characteristics.

Going Forward. In preparation for the spin-off, a decision was made to increase the base salaries and annual incentives of our named executive officers as of the spin-off to remain competitive with market practices, support executive recruitment and retention objectives and establish internal equity among executives. Specifically, the NCR Committee considered market data and input provided by NCR’s compensation consultant and management and Teradata’s management, as described below.

Going forward, it is expected that Teradata’s Compensation and Human Resource Committee (“our Compensation Committee”) will continue to take this approach to establish compensation levels.

Benchmarking and Peer Groups

Historically. NCR has benchmarked the various elements of its executive compensation program in order to gauge its compensation levels relative to that of the market and NCR’s competitors through the use of publicly available market surveys, total compensation studies and long-term incentive compensation analyses of the named executive officers. In addition, NCR has evaluated the base salary, annual incentive awards, and long-term incentives provided to the named executive officers of the companies in its peer group.

NCR selected its primary peer group by examining its competitors in terms of industry, size and recruiting. Then, in addition to industry peers, NCR examined companies that compete with it for executive talent on a national and geographically-specific basis. For 2006, NCR’s primary peer group included the following companies:

Avaya Inc.

Cognos Incorporated

CA International

Diebold, Incorporated

DST Systems, Inc.

EMC Corporation

Fiserv, Inc.

Hewlett-Packard Company

Hyperion Solutions Corporation

International Business Machines Corporation

Lexmark International, Inc.

Micros Systems, Inc.

Oracle Corporation

Pitney Bowes Inc.

Symbol Technologies, Inc.

Unisys Corporation

Going Forward. In connection with the spin-off, the NCR Committee benchmarked the various elements of Teradata’s executive compensation program in order to gauge our compensation levels relative to that of the market and our competitors. Specifically, with the assistance of Frederick W. Cook & Co. and our management team, the NCR Committee examined companies within our industry peer group to ascertain whether our compensation was competitive with those of our peers. In connection with the spin-off, Teradata’s peer group included the following companies:

BMC Software, Inc.

CA, Inc.

Cognos Incorporated

Compuware Corporation

DST Systems, Inc.

Fidelity National Information Services, Inc.

Fiserv, Inc.

Hyperion Solutions Corporation

Informatica Corporation

Microstrategy Incorporated

Network Appliance Inc.

SPSS Inc.

SRA International, Inc.

Sybase, Inc.

TIBCO Software Inc.

After the spin-off, we anticipate that we will use several methods to benchmark our executive compensation practices against other companies. First, we anticipate using publicly available market surveys to match the roles of our named executive officers to roles in the surveys. In addition, we intend to conduct total compensation studies which will be reviewed for accuracy and appropriateness by our Compensation Committee’s compensation consultant. Third, we anticipate that our Compensation Committee’s compensation consultant will conduct an analysis of the named executive officers to assist Teradata with establishing a budget for overall long-term incentive awards and will assist our Compensation Committee with setting compensation for the named executive officers. For further perspective, we will evaluate the base salary, annual incentive awards, and long-term incentives provided to the named executive officers of the companies in our peer group. We will extract this data from publicly available sources.

Elements of Executive Compensation

Historically. NCR used several compensation elements in its executive compensation program, including:

•	Base salary,

•	Annual cash incentives (such as the annual cash award opportunities available under the various incentive plans, performance bonuses and retention bonuses),

•	Long-term equity incentives,

•	Executive perquisites and other personal benefits,

•	Post-termination compensation (such as severance and change in control arrangements).

Going Forward. Following the spin-off, we anticipate that we will use a mix of compensation elements as described below.

Cash Compensation

We provide cash compensation to our named executive officers through base salary and annual incentive programs.

Base Salary

Historically. NCR has set base salary to be competitive with the general market and its peer groups. Generally, the median of the relevant market data as described above has been used as a guideline for determining base salary.

Going Forward. In connection with the spin-off, we reviewed the base salaries of our named executive officers to determine if any adjustments would be advisable in light of the fact that we would become a separate public company as of the spin-off. As a result of this review, we determined that the annual base salaries of each of our named executive officers will be increased effective as of the spin-off as follows:

Named Executive Officer	NCR Base Salary Pre-Spin-Off	Teradata Base Salary Post-Spin-Off
Michael Koehler	$500,000	$600,000
Chief Financial Officer	[•]	[•]
Robert Fair	$275,834	$360,000
Daniel Harrington	$275,834	$360,000
Darryl McDonald	$275,834	$330,000

These increases are intended to reflect the additional responsibilities that the named executive officers will incur in connection with their new roles as managers of a publicly traded company. In addition, they are consistent with practice among our competitors as reflected in the peer group study described above and are intended to promote internal pay equity among executives.

We anticipate that following the spin-off, as was the case at NCR, in February of each year, the base salary of each of our named executive officers will be reviewed and adjusted. The base salaries paid to the named executive officers during 2006 are reported in the Summary Compensation Table on page 84.

Short-Term Incentives

Historically. Bonus compensation is a key component of NCR’s executive compensation strategy.

NCR’s annual incentive award for 2006 for the NCR Executive, Mr. Koehler, was payable in cash under the NCR Management Incentive Plan (“NCR MIP”). This plan was designed to motivate NCR’s executive officers to attain specific short-term performance objectives that, in turn, further NCR’s long-term objectives.

The award payable under the NCR MIP to Mr. Koehler for 2006 was based on NCR’s earnings before interest and taxes (“EBIT”). The award was .75% of EBIT. Under the terms of the NCR MIP, however, the NCR Committee has the ability to use and did use its negative discretion to reduce the amount of this award that was generated pursuant to this formula.

For 2006, the NCR Committee established a series of objectives to be taken into consideration in exercising its negative discretion and determining award amounts (the “2006 NCR Annual MIP Objectives”). These objectives consisted of financial performance objectives linked to corporate and/or business unit performance applicable to his or her role, stretch objectives relating to his or her respective business unit’s financial performance and diversity objectives designed to increase the diversity of NCR’s workforce. The NCR Committee determined each executive’s actual award by comparing the actual corporate and/or business unit performance against the metrics and objectives described above. In no circumstances could an actual award exceed the award level established in the NCR MIP.

The 2006 NCR Annual MIP Objectives were based on a percentage of base salary and were comprised of a set of financial performance metrics measured at the corporate and/or business unit, level. The target payout for 2006 was set at 75% of base salary for Mr. Koehler. The NCR Committee determined these percentages after assessing external market conditions and evaluating annual incentive award levels in the relevant peer group and in the various industries in which NCR operated.

In 2006, NCR used the NCR MIP and the 2006 NCR Annual MIP Objectives established by the NCR Committee to promote a vision of shared success among NCR’s executive officers by providing a clear, concise framework that unified NCR’s multiple business units around NCR’s overall corporate success. To achieve this result, at least 25% of the target annual incentive award for each of NCR’s named executive officers, including Mr. Koehler, was based on NCR’s “non-pension operating income after capital charge” for the year. Non-pension operating income is essentially NCR’s operating income as reported under generally accepted accounting principles, but without taking into consideration the impact of pension income or expense for the year (“NPOI”). Generally, NCR excludes the impact of its pension plans when calculating its operating income because their impact on financial performance is better considered over several years, and does not directly relate to an executive officer’s performance or NCR’s success in operations.

NCR adjusted NPOI to take into consideration capital charges for the year. These capital charges represent NCR’s cost of capital as used in NCR’s operations and corporate activities. By incorporating this factor into the performance measure, NCR was able to ensure that its named executive officers considered the long-term impact of their decisions as well as the short-term financial consequences. The long-term impact is based on charging a cost of capital for long-term assets to reflect NCR’s investors’ required rate of return. The short-term financial consequence is based on the charge associated with working capital items such as accounts receivable, inventory and other current liabilities.

In addition to this corporate performance measure under the 2006 NCR Annual MIP Objectives, Mr. Koehler had 75% of his target annual incentive award tied to his business unit’s operating income and/or revenue for the year.

Under the 2006 NCR Annual MIP Objectives, Mr. Koehler also had the potential to receive a stretch incentive award equal to 25% of his base salary if the Teradata business unit achieved a specific order target considered to be significantly above the unit’s annual plan. NCR used the Teradata Division’s three-year strategic and operating plan to help determine this stretch goal. NCR included the stretch component on an “all or none” basis. That is, if the goal was achieved, the NCR Executive received the full award; if it was not achieved, he received nothing.

For the 2006 NCR Annual MIP Objectives, NCR set the target level for non-pension operating income after capital charge at NCR’s projected one-year business growth objective. NCR set the operating income and/or revenue target levels for each business unit to exceed its 2005 operating results by an amount that would represent acceptable growth if the unit was being evaluated as a stand-alone business and would reflect an appropriate contribution relative to NCR’s other business units towards NCR’s operating income objectives. In the case of the stretch incentive award opportunity, the target level was tailored to the strategic measure (for example, customer orders) or financial measure (for example, revenue) which NCR considered to be a key metric in evaluating that business unit’s competitive position in its market and the levels were set to ensure annual progress towards fulfilling the unit’s three year strategic and operating plan. In making determinations of the desired threshold, target, and maximum performance levels for each financial and strategic measure, NCR also considered the general economic climate and the specific market conditions that it was likely to face in the upcoming year in each of the business sectors in which it operates. The 2006 NCR Annual MIP Objectives also contained a payout threshold, under which there would be no payout for 2006 unless NCR as a whole achieved, at a minimum, its actual 2005 operating results as measured by NPOI.

In the case of NCR’s financial performance objectives applied at the company level, over the past five years, NCR performed significantly below target one time, slightly below target three times, and in excess of target one time, but did not achieve the maximum performance level. In the case of the stretch financial performance objectives, 2006 was the first year in which such objectives were set, so no historical performance periods are available for comparison.

When setting objectives to take into consideration when exercising negative discretion under the NCR MIP, NCR tended to set the threshold, target, and maximum performance levels for annual incentive awards to ensure that the relative level of difficulty of achieving the target level is consistent from year to year. However, in the case of the stretch awards for 2006, NCR set the performance level on an “all or none” basis at a level of difficulty that reflected a significant increase from the prior year’s operating results and would represent a significant increase in customer orders or revenue, as the case may be, relative to NCR’s competitors.

Finally, Mr. Koehler, as an NCR Executive, had the potential to receive an additional diversity component under the 2006 NCR Annual MIP Objectives. He had the potential to receive an award equal to 10% of his base salary if NCR achieved three separate measures surrounding the interviewing and hiring of women or ethnic minorities at the management level in the United States. These three measures were:

1)	25% of open roles above a certain level are filled by diverse candidates;

2)	40% of candidates interviewed for the open roles above a certain level are diverse; and

3)	An increase in the percentage of diverse employees in the targeted population versus the prior year.

Like the stretch incentive award, NCR considered this award on an “all or none” basis. If the goal were achieved, the NCR named executive officers received the full award; if it were not, no award was payable. Unlike the stretch incentive award, the diversity award measures were based on total NCR, rather than individual or business unit, performance, in order to better promote the company-wide efforts to increase the diversity of its workforce. For 2006, all three of the above measures were achieved and Mr. Koehler received the award payout.

The NCR 2006 Business Performance Plan (“NCR BPP”) provided an opportunity for the NCR Non-Executives and other NCR employees not directly involved in sales or professional services to share in NCR’s success. Year-end bonus awards were paid if performance measures based on NCR’s 2006 financial and/or productivity results were met or exceeded. In general, the NCR BPP is not an individual incentive plan; rather, the level of payouts under the BPP is driven primarily by organizational successes. The NCR BPP included various performance measures which must be obtained before any payout is made. Messrs. Fair, Harrington and McDonald were eligible in 2006 under the NCR BPP.

The target bonus percentage under the NCR BPP was the percentage of each employee’s annual base salary eligible to be paid for each measure when the target level of achievement was met. For 2006, the measures were comprised of revenue, profitability, and/or productivity measures. Regardless of the achievement of other financial results, no awards would be paid under the NCR BPP unless NCR achieved a target NPOI. This number was set at a level consistent with prior years’ targets to drive NCR’s performance. Once this measure was met, all other objective measures were held to their own specific minimum level of attainment. Mr. Fair’s target was 40% of his base salary, Mr. Harrington’s target was 50% of his base salary and Mr. McDonald’s target was 40% of his base salary.

The annual cash incentive awards earned by Teradata’s named executive officers for 2006 are reported in the Summary Compensation Table on page 84. Additional information about these awards is reported in the Grants of Plan-Based Awards Table on page 87.

Going Forward. In connection with the spin-off, we will adopt an incentive bonus plan, which is described under the caption entitled “—Our Management Incentive Plan” included elsewhere in this section, and was approved by the NCR Committee on April 24, 2007. All of our named executive officers will participate under the plan following the spin-off. We anticipate that, after the spin-off, the performance measures and considerations in exercising negative discretion will generally mirror those of NCR. For purposes of exercising their negative discretion under the Management Incentive Plan, in connection with the spin-off, the target bonus amounts for each of our named executive officers were established as follows:

Named Executive Officer	Teradata Target Bonus as a Percentage of Base Salary Post-Spin-off
Michael Koehler	100%
Chief Financial Officer	[•]
Robert Fair	75%
Daniel Harrington	75%
Darryl McDonald	75%

These target bonus percentages are intended to reflect the substantial responsibilities that the Teradata named executive officers will incur in connection with their new roles as managers of a publicly traded company. In addition, they are consistent with practice among Teradata’s competitors as reflected in the peer group study described above and are intended to reflect the relative importance and contributions of the executives’ positions. Perhaps most importantly, they provide our named executive officers with a compensation structure consistent with Teradata’s pay-for-performance philosophy.

Long-Term Incentives

Historically. A substantial portion of the total compensation of NCR’s named executive officers was delivered in the form of stock options, time-based restricted stock and performance-based restricted stock.

Stock Options. The stock option awards granted in 2006 to NCR’s named executive officers vest through continued service over (a) four years in equal annual 25% increments or (b) three years in equal 33 1/3% increments. This feature was intended to ensure that a recipient will realize meaningful value from his award only if he or she remains employed by NCR for a predetermined time and the market price of NCR’s common stock appreciates over that time.

Performance-Based Restricted Stock. The performance-based restricted stock awards granted in 2006 to NCR’s named executive officers vest only if, at the end of the three-year performance period, NCR has achieved specific Cumulative Net Operating Profit (“CNOP”) goals for the period from January 1, 2006 through December 31, 2008. While the NCR Committee is still evaluating the treatment of outstanding performance-based awards, we anticipate that, where necessary, the CNOP goals will be adjusted with respect to former NCR employees who will become employees of Teradata.

For the awards made in 2006, NCR set the target level for CNOP at NCR’s projected long-term business growth objective over the next three years. In making determinations of the desired threshold, target, and maximum performance levels, the NCR Committee also took into consideration the general economic climate and the specific market conditions that NCR is likely to face in the upcoming years. NCR set the target performance levels for performance-based restricted stock awards such that the levels are challenging but achievable, in that the target levels represent projected long-term meaningful growth of NCR. NCR set its threshold and maximum performance levels approximately 10% below and above, respectively, the target performance level. Beginning in 2007, NCR began awarding performance-based restricted stock units in lieu of performance-based restricted shares as part of its annual award program.

Time-Based Restricted Stock. The restricted stock awards granted in 2006 to Messrs. Fair, Harrington and McDonald vest over three years in equal 33 1/3% increments, provided they are still employed by NCR at the time of vesting. Recipients of restricted stock do not receive dividends; however, recipients may vote the shares subject to a grant.

Annual Awards

In 2006, the NCR named executive officers each received an equity award that was divided equally between stock options and performance-based restricted stock based upon fair value. The mix used in 2006 was intended to provide the most appropriate alignment with both stockholder and economic interests. While a stock option provides a direct link to financial performance as measured by growth in the market price of NCR’s common stock and emphasizes NCR’s overall performance in the market, the performance-based restricted stock awards drive results since their payout is directly tied to the achievement of specific pre-established financial performance goals that have been crafted to help NCR reach its long-term strategic objectives.

The accounting expense recognized by NCR in 2006 with respect to long-term incentive awards earned by the named executive officers who were NCR employees during 2006 and earlier years is reported in the Summary Compensation Table on page 84. Additional information on these awards, including the number of shares subject to each award, is reported in the Grants of Plan-Based Awards Table on page 87 and the Outstanding Equity Awards at Fiscal Year-End Table on page 88.

Ad Hoc Awards

In 2006, ad hoc awards were given to Messrs. Fair, Harrington and McDonald for retention purposes and in recognition of their consistent exemplary performance.

Equity Award Grant Practices

All currently outstanding equity awards were approved either by the NCR Committee or the NCR Chief Executive Officer. As reflected in the Grants of Plan-Based Awards Table on page 87, the effective date of the annual awards made in 2006 corresponded to the date on which the NCR Committee approved those awards. NCR did not coordinate the release of information about NCR to affect the value of stock options or other equity awards that were part of the NCR named executive officers’ total compensation packages. In order to standardize the grant dates for equity awards and to ensure that there is no potential discretion in selecting the timing of the awards and specific grant dates, NCR adopted the following process effective January 1, 2007:

•

Annual Awards: Grants of annual equity awards, including stock option grants, are effective on the first calendar day of the month immediately following the date the NCR Committee meets to approve the award. Because the NCR Committee is expected to review grant recommendations and approve annual equity awards at its February meeting, the effective date for annual grants will typically be March 1 each year.

•

Ad hoc Awards: In the case of an award approved by the NCR Committee at any meeting that is scheduled at least 30 days in advance of the meeting date, the effective date for the award will be the first calendar day of the month immediately following the date the NCR Committee approves the award. In the case of awards approved by the NCR Committee at any meeting that is scheduled with less than 30 days notice (a “special meeting”), or via an action by unanimous written consent (“Action by Consent”), the effective date for the award will be determined as follows:

•

With respect to awards approved at a special meeting held on or before the 15th day of the month, or via an Action by Consent fully executed on or before the 15th day of the month, the effective date will be the first calendar day of the month immediately following the special meeting or Action by Consent.

•

With respect to awards approved at a special meeting held on or after the 16th day of the month, or via an Action by Consent fully executed on or after the 16th day of the month, the effective date will be the first calendar day of the second month immediately following the special meeting or Action by Consent.

•	In no case will an ad hoc award for a newly hired employee be effective prior to the recipient’s effective date of employment.

Once a stock option grant has been approved by the NCR Committee, the award’s exercise price (which must be equal to the fair market value of NCR’s common stock on the grant date) is determined by using the closing market price of NCR common stock on the effective date of the award.

Going Forward. Each of our named executive officers who was an employee of NCR has been granted long-term incentives with respect to NCR common stock. Effective as of the spin-off, these long-term incentives will be converted into awards that relate solely to the common stock of Teradata in a manner designed to preserve the economic value of such awards, as described in more detail under the caption entitled “Management—Employee Benefit Plans—Teradata Stock Incentive Plan” included elsewhere in this section. In connection with the spin-off, the NCR Committee approved the Teradata Corporation 2007 Stock Incentive Plan. No awards have been granted under this plan to date. However, the plan will give us the ability to provide our eligible employees, including each of our named executive officers, grants of stock compensation awards based on our shares in the future if our Compensation Committee determines that it is in the best interest of Teradata and our stockholders to do so. See the caption entitled “Management—Employee Benefit Plans—Teradata Stock Incentive Plan” for more information.

Following the spin-off, we intend to make grants of awards under the Teradata Corporation 2007 Stock Incentive Plan. For performance-based equity grants, we will use performance metrics that are appropriate for the size, scope and industry of our company. From time to time, we intend to grant equity awards to the Teradata executive officers outside the annual award process, such as in connection with the hiring of a new executive, for retention purposes, to reward exemplary performance, and/or for promotional recognition. The Chief Executive Officer will provide initial award recommendations to our Compensation Committee for approval.

We will not have a program, plan, or practice specifically designed to coordinate the grant of ad hoc awards with the release of information about Teradata. In order to standardize the grant dates for our equity awards and to ensure that there is no potential discretion in selecting the timing of the awards and specific grant dates, we intend to adopt a process which generally mirrors that of NCR.

Executive Perquisites

Historical. Perquisites and other personal benefits did not comprise a significant portion of NCR’s executive compensation program. While employed as an executive of NCR, Mr. Koehler was eligible for up to $5,000 annually under NCR’s executive medical program for a comprehensive physician examination and diagnostic testing. Also, prior to the spin-off from NCR, Mr. Koehler was provided with a $12,000 annual allowance under the financial counseling program to be used for financial and tax planning, estate planning, financial planning related legal services, and income tax preparation. The incremental costs to NCR associated with providing perquisites to Mr. Koehler in 2006 are described in the Perquisites Table on page 85.

Going Forward. Teradata intends to take a minimalist approach to perquisites as well. We do not expect the financial counseling and executive medical programs to be instituted at Teradata. Similarly, Teradata does not expect to have corporate aircraft. The elimination of these perquisites was considered while determining the base salaries of our named executive officers as of the spin-off date.

Retirement Benefits

Historical. NCR provided retirement benefits to its U.S. employees under a number of defined benefit pension plans. The NCR plans that were applicable to Teradata’s named executive officers include: the NCR Pension Plan, the NCR Nonqualified Excess Plan and the Retirement Plan for Officers of NCR. The NCR Pension Plan is a broad-based tax-qualified defined benefit pension plan for NCR’s U.S. employees. The NCR Nonqualified Excess Plan is a non-tax-qualified defined benefit pension plan that restores benefits to participants in the NCR Pension Plan that would otherwise be lost under that plan due to limitations under the federal income tax laws on the provision of benefits under tax-qualified defined benefit pension plans. The Retirement Plan for

Officers of NCR is a non-tax-qualified supplemental executive retirement plan that provides more generous benefits than the NCR Nonqualified Excess Plan for designated executives, including some of the Teradata named executive officers.

NCR froze the pension benefits under all of these plans as of December 31, 2006, for all of the remaining U.S. participants, including the Teradata named executive officers. This means that, while participants retain the pension benefits already accrued, no additional pension benefits will accrue after the effective date of the freeze.

Going Forward. In connection with the spin-off, all liabilities for the accrued benefits under the frozen NCR retirement plans for the Teradata named executive officers will be retained by NCR. The actuarial present values of the accumulated pension benefits of our named executive officers who participate in these plans as of the end of 2006, as well as other information about each of NCR’s defined benefit pension plans, are reported in the Pension Benefits Table on page 91.

We do not anticipate that we will offer a U.S. pension plan after the spin-off. All of the current participants in NCR’s pension plans, both qualified and non-qualified, will continue to receive credit for years of service while continuously employed with Teradata.

Change in Control Arrangements

Historical. NCR maintains a change in control severance plan, which would provide for separation payments and benefits that are consistent with common market practices among NCR’s peers to NCR’s named executive officers upon qualifying terminations of employment in connection with a change in control of NCR.

Going Forward. In connection with the spin-off, the NCR Board adopted a change in control severance plan for Teradata similar to the plan offered by NCR. We believe that the change in control severance plan will help us to attract and retain our named executive officers by reducing the personal uncertainty and anxiety that arises from the possibility of a future business combination. Moreover, the change in control plan is designed to help offset the personal anxiety of executives as to their own futures if an actual change in control occurs and make the executives neutral to pursuing change in control transactions that are in the best interests of Teradata and our stockholders. We have selected objective criteria to determine whether a change in control has occurred for purposes of the plan, in order to reduce the likelihood of a dispute in the event of a change in control and to help ensure that the agreements are triggered only under circumstances where a true transfer of control or ownership has occurred.

In addition, the Teradata change in control plan will continue to provide for the “double trigger” vesting of equity compensation awards, which means that both a change in control and a termination of employment must occur in order for a named executive officer’s equity compensation awards to accelerate in connection with a change in control. This design was used because it will serve Teradata’s retention goals upon a change in control better than so-called “single trigger” vesting, which would require only a change in control for awards to accelerate.

More information on the change in control plans and the financial impact of such plans is provided under the caption entitled “Potential Payments Upon Terminations and Change in Control—Change in Control Arrangements” included elsewhere in this section.

Severance Agreements

Historically. To ensure that NCR is offering a competitive executive compensation program, NCR believes it is important to provide reasonable severance benefits to its named executive officers. NCR does not have individual severance agreements with its named executive officers. Instead, NCR’s U.S.-based named executive officers are covered under NCR’s standard U.S. reduction-in-force plans. Generally, these plans provide employees with severance benefits if NCR terminates their employment in connection with a business restructuring (unless the termination is for cause). The payments and other benefits provided under these plans reflect the fact that it may be difficult for these individuals to find comparable employment within a short period of time. The U.S. plan provides NCR’s U.S.

employees with one week of separation pay for each full year of service (employees with one year of service or less receive a minimum of two weeks of separation pay, while employees with either two or three full years of service receive a minimum of four weeks of separation pay). Payments are capped at an amount equal to 26 weeks of separation pay. The plan also provides employees with outplacement services to assist them with securing new employment and the continuation of NCR-subsidized medical coverage for them and their dependents for up to 26 weeks. Finally, the plan gives NCR the discretion to increase the number of weeks of separation pay that an employee receives. It is generally NCR’s practice to negotiate such terms with each of its most senior executives, including its named executive officers.

Going Forward. We anticipate that Teradata will establish severance programs or enter into severance agreements with our named executive officers that it determines are necessary or advisable in order to attract and retain senior management.

Equity Ownership Guidelines

Prior to the spin-off, the NCR Committee adopted stock ownership guidelines for our executive officers, including our named executive officers. These guidelines will encourage our executives to increase their ownership of Teradata common stock to a market value equal to two times base salary (three times base salary in the case of our Chief Executive Officer) over a period of five years. For these purposes, ownership includes interests in restricted stock, restricted stock units, stock acquired through our employee stock purchase plan, and investments in our stock through Teradata’s Section 401(k) savings plan. Stock options are not taken into consideration in meeting the ownership guidelines.

The guidelines are intended to ensure that our executive officers maintain an equity interest in the Company at a level sufficient to assure our stockholders of their commitment to value creation, while satisfying an individual’s needs for portfolio diversification.

Tax Deductibility Policy. Section 162(m) of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” generally limits the tax deductibility of compensation of the Chief Executive Officer and the other four most highly compensated executive officers of a publicly-held company to $1 million per executive unless the compensation constitutes “performance-based” compensation. For an initial transition period of approximately two years following the spin-off, compensation paid as a result of an award granted by us under our plans that were in existence before this offering will generally not be subject to the limitation on deductibility under Section 162(m) of the Code. We intend that compensation paid to our named executive officers not be subject to the limitation on tax deductibility under Section 162(m) of the Code so long as this can be achieved in a manner consistent with our other compensation objectives.

The following tables provide additional detail on the topics discussed in this Compensation Discussion and Analysis with respect to our named executive officers.

Summary Compensation Table

The following table sets forth information concerning the 2006 cash and non-cash compensation awarded by NCR and its subsidiaries to or earned by our named executive officers: the Chief Executive Officer, Chief Financial Officer and the persons who we expect will be our three most highly compensated executive officers.

As NCR was not a party to any employment agreements with our named executive officers, the base salary amounts set forth in the table were discretionary amounts established by NCR.

As described above in the Compensation Discussion & Analysis, our annual incentive award for 2006 for Mr. Koehler as an executive officer of NCR was payable in cash under the NCR MIP based on NCR’s EBIT. The award was .75% of EBIT. Under the terms of the NCR MIP, however, the NCR Committee has the ability to use and did use its negative discretion to reduce the amount of the awards that were generated pursuant to this formula based on financial performance objectives linked to corporate and/or business unit performance applicable to his role. Messrs. Fair, Harrington and McDonald participated in the NCR BPP, which provided an opportunity for the NCR Non-Executives based on NCR and Teradata’s 2006 financial and/or productivity results and not an individual’s performance.

As described above in the Compensation Discussion & Analysis, during 2006, the NCR Committee granted equity awards to Messrs. Koehler, Fair, Harrington and McDonald pursuant to NCR’s equity incentive plans. Grants made by NCR prior to April 26, 2006 were made under NCR’s Management Stock Plan, which was in effect until that date, and grants made by NCR after April 26, 2006 were made under NCR’s 2006 Stock Incentive Plan, which became effective on that date.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (1)	Non-Stock Incentive Plan Compensation ($) (2)	Change in Pension Value and Non- qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Michael Koehler President & Chief Executive Officer	2006	417,000		852,963	259,156	332,150	175,405	27,682	2,064,356

Chief Financial Officer	2006	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]

Robert Fair Executive Vice President, Global Field Operations	2006	266,309		182,664	102,463	98,608	33,898	7,850	691,792

Daniel Harrington Executive Vice President, Technology and Supporting Services	2006	266,300		171,180	106,763	123,256	35,890	4,177	707,566

Darryl McDonald Chief Marketing Officer	2006	266,309		173,882	107,429	98,608	43,490	9,192	698,910

(1)	The amounts shown in this column are comprised of qualified performance-based restricted stock and are valued based upon the aggregate grant date fair value of each award determined pursuant to Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (which we refer to as FAS 123R). See Note 8 to the Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 for a discussion of the relevant assumptions used in calculating grant date fair value pursuant to FAS 123R. For further information about these awards, see the Grants of Plan-Based Awards table beginning on page 87 of this Form 10.

(2)	The amounts reported in this column consist of payments made in March 2007 with respect to NCR’s various annual incentive plans for 2006. For more information regarding the criteria and eligibility of these plans, see the Grants of Plan-Based Awards Table, beginning on page 87 of this Form 10.

All Other Compensation Table

Name and Principal Position	Year	Perquisites and Other Personal Benefits ($)	Tax Reimbursements ($)	Insurance Premiums ($)	Company Contributions to Retirement and 401(k) Plans ($)	Severance Payments / Accruals ($)	Change in Control Payments / Accruals ($)	Total ($)
(a)	(b)	(c) (A)	(d)	(e) ( B)	(f) (C)	(g)	(h)	(i)
Michael Koehler President & Chief Executive Officer	2006	17,050	—	2,596	8,036	—	—	27,682

Chief Financial Officer	2006	[•]	[•]	[•]	[•]	[•]	[•]	[•]

Robert Fair Executive Vice President, Global Field Operations	2006	—	—	700	7,150	—	—	7,850

Daniel Harrington Executive Vice President, Technology and Support Services	2006	—	—	661	3,516	—	—	4,177

Darryl McDonald Chief Marketing Officer	2006	—	—	1,156	8,036	—	—	9,192

(A)	The amounts reported in this column reflect the aggregate incremental costs to NCR in fiscal year 2006 for the items set forth in the Perquisites Table. Perquisites are valued at the actual amount paid to each provider of such perquisites, or if applicable, to the named executive officer for use in connection with a perquisite program.

(B)	The amounts reported in this column reflect the dollar value of any insurance premiums paid by NCR with respect to life insurance for the benefit of the named executive officers.

(C)	The amounts reported in this column reflect contributions made by NCR to NCR’s Savings Plan on behalf of each of the named executive officers.

Perquisites Table

Name and Principal Position	Year	Security Monitoring (I)	Executive Medical Program (II)	Financial Planning Allowance (III)
(a)	(b)	(c)	(d)	(e)
Michael Koehler	2006	50	5,000	12,000
Chief Financial Officer	2006	[•]	[•]	[•]
Robert Fair	2006	—	—	—
Daniel Harrington	2006	—	—	—
Darryl McDonald	2006	—	—	—

(I)	The amount reported consists of expenses relating to a residential security telephone line that reports to NCR’s central station. The cost of monitoring such security is estimated to be less than $50 per year.

(II)	In 2006, NCR implemented an executive medical program, which provided reimbursement of up to $5,000 for each participating executive to receive medical diagnostic services at a designated medical facility. Although not all of the NCR named executive officers used all of their allowance, due to privacy considerations associated with the receipt of medical services, NCR elected to disclose the total amount of the maximum benefit available to each executive, rather than the amounts actually used by each individual.

(III)	The amounts reported in this column represent the payment made by NCR to each executive to be used to obtain financial planning assistance, as part of NCR’s financial planning allowance program.

2006 Grants of Plan-Based Awards Table

The NCR Committee granted options to purchase shares of NCR common stock to Messrs. Koehler, Fair, Harrington and McDonald on February 13, 2006. Twenty-five percent of these options vest on each of the first, second, third and fourth anniversaries of the grant date. Additionally, Messrs. Fair, Harrington and McDonald were granted options to purchase shares of NCR common stock on November 1, 2006. One-third of these options vest on each of the first, second and third anniversaries of the grant date. The exercise price for each of these options is equal to the average of the high and low sale prices of NCR’s common stock on the date of grant. The NCR Committee also granted performance-based restricted shares to Messrs. Koehler, Fair, Harrington and McDonald on February 13, 2006. These shares will vest at the end of the three year performance cycle at such time as the NCR Committee determines that such performance metrics are met. The performance metrics are based on NCR’s cumulative net operating profit for the period from January 1, 2006 through December 31, 2008. No shares will vest if the performance metrics are not met. If the performance metrics are met, the number of shares shown in the “Target” column in the Grants of Plan-Based Awards table below will vest; if the performance metrics are exceeded, an additional number of shares will vest, up to the number shown in the “Maximum” column in such table. Performance-based restricted shares include the right to vote and the right to receive dividends, but may not be sold or transferred during the vesting period. Messrs. Fair, McDonald and Harrington were also awarded time-based restricted stock on November 1, 2006. One-third of these shares vest on each of the first, second and third anniversaries of the grant date.

In 2006, the NCR Committee established objectives to be considered when determining annual bonuses as described in the Compensation Discussion and Analysis.

The following table summarizes the plan-based awards, including equity and non-equity, granted by NCR during 2006 to the Teradata named executive officers who were employed by NCR:

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($ / Sh)	Closing Price on Grant Date ($ /Sh)	Grant Date Fair Value
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
(a)	(b)	(b1)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(k1)	(l)
Michael Koehler, President & Chief Executive Officer
	MIP		159,375	318,750	637,500
	Diversity			42,500
	Stretch			106,250
	2/13/2006	2/13/2006				2,082	8,328	12,492					321,836
	2/13/2006	2/13/2006								20,872	38.645	38.54	321,833

Chief Financial Officer

Robert Fair, Executive Vice President, Global Field Operations

	BPP		53,302	106,603	213,207
	11/1/2006	9/11/2006							10,500				434,595
	11/1/2006	9/11/2006								10,000	41.390	41.21	165,146
	2/13/2006	2/13/2006				661	2,644	3,966					102,177
	2/13/2006	2/13/2006								6,626	38.645	38.540	102,169

Daniel Harrington, Executive Vice President, Technology and Support Services
	BPP		66,625	133,250	266,500
	11/1/2006	9/11/2006							10,500				434,595
	11/1/2006	9/11/2006								10,000	41.390	41.21	165,146
	2/13/2006	2/13/2006				661	2,644	3,966					102,177
	2/13/2006	2/13/2006								6,626	38.645	38.540	102,169

Darryl McDonald, Chief Marketing Officer
	BPP		53,302	106,603	213,207
	11/1/2006	9/11/2006							7,500				310,425
	11/1/2006	9/11/2006								10,000	41.390	41.21	165,146
	2/13/2006	2/13/2006				661	2,644	3,966					102,177
	2/13/2006	2/13/2006								6,626	38.645	38.540	102,169

(1)	The entries in columns (c), (d), and (e) with respect to Messrs. Koehler, Fair, Harrington and McDonald reflect the potential award level for each such named executive officer under their applicable 2006 NCR annual incentive plan as described in the Compensation Discussion and Analysis. The actual amounts earned under the plans are reflected in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the outstanding NCR equity awards, in both option and stock awards, for the Teradata named executive officers as of December 31, 2006, and the value of outstanding NCR options held by such officers as of the end of such fiscal year:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Stock Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Stock Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Stock Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Michael Koehler, President & Chief Executive Officer
2/13/2006(1)		20,872		38.645	2/13/2016
2/13/2006(2)								8,328	356,105
10/25/2005(3)						48,170	2,059,749
7/1/2005(4)						5,000	213,800
3/1/2005(1)	3,912	11,736		38.97	3/1/2015
3/1/2005(1)						2,608	111,518
3/1/2004(5)		10,000		22.65	3/1/2014
3/1/2004(5)						1,000	42,760
8/4/2003(5)	5,668			13.67	8/4/2013
1/1/1996(6)						3,214	137,431

Chief Financial Officer

Robert Fair, Executive Vice President, Global Field Operations
11/1/2006(5)		10000		41.39	10/31/2016
11/1/2006(5)						10500	448,980
2/13/2006(1)		6626		38.645	2/13/2016
2/13/2006(2)								2644	113,057
12/5/2005(4)						8500	363,460
6/21/2005(4)						1000	42,760
3/1/2005(1)	1549	4649		38.97	3/1/2015
3/1/2005(1)						754	32,241
3/1/2004(5)	8000	4000		22.65	3/1/2014
3/1/2004(5)						250	10,690
8/4/2003(5)	6000			13.67	8/4/2013
2/3/2003(5)	6000			9.675	2/3/2013
7/29/2002(5)	7500			12.7225	7/29/2012
1/24/2002(5)	7500			20.595	1/24/2012
1/26/2001(5)	16000			22.2344	1/26/2011
4/10/2000(5)	13000			20.875	4/10/2010

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Stock Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Stock Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Stock Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Daniel Harrington, Executive Vice President, Technology and Support Services
11/1/2006(5)		10000		41.39	11/1/2016
11/1/2006(5)						10,500	448,980
2/13/2006(1)		6626		38.645	2/13/2016
2/13/2006(2)								2,644	113,057
12/13/2005(4)						3,000	128,280
3/1/2005(1)	1549	4649		38.97	3/1/2015
3/1/2005(1)						754	32,241
1/3/2005(4)						5,000	213,800
3/1/2004(5)		3668		22.65	3/1/2014
3/1/2004(5)						250	10,690
8/4/2003(5)	2334			13.67	8/4/2013
1/3/2000(6)						4,192	179,250

Darryl McDonald, Chief Marketing Officer
11/1/2006(5)		10000		41.39	10/31/2016
11/1/2006(5)						7500	320,700
2/13/2006(1)		6626		38.645	2/13/2016
2/13/2006(2)								2644	113,057
12/5/2005(4)						8500	363,460
6/21/2005(4)						1000	42,760
3/1/2005(1)	1549	4649		38.97	3/1/2015
3/1/2005(1)						754	32,241
3/23/2004(5)	1953	977		20.57	3/23/2014
3/1/2004(5)	6046	3024		22.65	3/1/2014
3/1/2004(5)						250	10,690
8/4/2003(5)	7500			13.67	8/4/2013
4/11/2003(5)	10000			10.025	4/11/2013
2/3/2003(5)	5000			9.675	2/3/2013
7/29/2002(5)	5000			12.7225	7/29/2012
1/24/2002(5)	7500			20.595	1/24/2012
1/26/2001(5)	16000			22.2344	1/26/2011
4/10/2000(5)	20000			20.875	4/10/2010
1/3/2000(5)	12000			19.0938	1/3/2010
9/17/1999(4)	20000			17.375	9/17/2009
1/4/1999(5)	7400			20.75	1/4/2009

(1)	This grant will vest in four equal annual installments, beginning on the first anniversary of the grant date.

(2)	This grant will vest in full after three years with successful completion of performance metrics, as approved by the NCR Committee.

(3)	This grant will vest in two equal installments, the first 50% on October 25, 2007 and the remaining 50% on October 25, 2008.

(4)	The grant will vest in full on the third anniversary of the date of grant.

(5)	This grant will vest in three equal annual installments, beginning on the first anniversary of the grant date.

(6)	This grant will vest in full once the recipient reaches age 55.

Option Exercises and Stock Vested

The following table summarizes the NCR stock option exercises and the NCR stock award vesting for the Teradata named executive officers as of December 31, 2006:

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Michael Koehler, President & Chief Executive Officer	35,668	787,344	31,869	1,259,208
Chief Financial Officer	[•]	[•]	[•]	[•]
Robert Fair, Executive Vice President, Global Field Operations	39,000	800,994	4501	185,812
Daniel Harrington, Executive Vice President, Technology and Support Services	14,000	380,564	12,501	497,952
Darryl McDonald, Chief Marketing Officer	3,796	103,473	3,835	148,158

Pension Benefits

NCR maintained several pension plans that provide benefits for its employees, including Messrs. Koehler, Fair, Harrington and McDonald. In 2004, NCR closed its U.S. pension plans to new participants and froze the pension benefits for existing U.S. participants under the age of 40. Effective December 31, 2006, these plans were frozen for all of the remaining participants, including the named executive officers.

NCR Pension Plan

Each of Messrs. Koehler, Fair, Harrington and McDonald is a participant in NCR’s pension plan. The NCR Pension Plan is a non-contributory, qualified pension plan that previously covered all NCR employees based in the United States. The NCR Pension Plan pays a monthly pension benefit and a PensionPlus benefit, each of which vests after the earlier of five years of service or attaining age 65. The full monthly pension benefit may begin at age 62, but may be started between age 55 and 62 in a reduced amount at the option of the participant after the participant has terminated employment. The PensionPlus benefit may be taken as a lump sum after termination of employment, or may be used to increase the monthly pension benefit.

The monthly pension benefit is computed by multiplying the following three items: (1) the participant’s years of service with NCR, (2) a factor between 1.4% and 1.7%, depending on the participant’s total years of service, and (3) the participant’s modified average pay. Modified average pay is the average annual base pay and bonus received during a participant’s career, with an adjustment to pay for earlier years when earnings typically were less. The PensionPlus benefit is computed as an account balance, although the account is for bookkeeping purposes only. The plan allocates to a participant’s account each month 1.5% (3% in the case of employees hired on and after June 1, 2002) of the participant’s compensation for such month, and also provides monthly interest credits on the participant’s account balance. These interest credits will continue despite the plan being frozen. See Note 9 to the Consolidated Financial Statements included in NCR’s Annual Report on Form 10-K for the year ended December 31, 2006, for a discussion of the relevant assumptions used in quantifying the present value of the current accrued benefit as reported in the Pension Benefits Table below.

NCR Nonqualified Excess Plan

NCR also maintains the NCR Nonqualified Excess Plan (the “Excess Plan”), which pays the additional pension benefits that would be paid under the NCR Pension Plan if certain federal limits on the amount of pay that may be considered under the NCR Pension Plan were not in effect. Benefits are calculated in the same way as under the NCR Pension Plan, and vesting provisions are the same. See Note 9 to the Consolidated Financial Statements included in NCR’s Annual Report on Form 10-K for the year ended December 31, 2006, for a discussion of the relevant assumptions used in quantifying the present value of the current accrued benefit as reported below in the Pension Benefits Table. Messrs. Koehler, Fair, Harrington and McDonald are participants in NCR’s non-qualified excess plan.

Supplemental Retirement Plans

NCR also maintains a supplemental retirement plan for senior managers called the Retirement Plan for Officers of NCR (the “Officer Plan”). This plan covers senior managers appointed to specified executive levels after November 30, 1988. Mr. Koehler is a participant in the Officer Plan.

The Officer Plan pays monthly benefits in an amount equal to 2.5% of career average monthly pay for service after becoming a plan participant and vests after the earlier of five years of service or attaining age 65. The full monthly pension benefit may begin at age 62, but may be started between age 55 and 62 in a reduced amount at the option of the participant after the participant has terminated employment. See Note 9 to the Consolidated Financial Statements included in NCR’s Annual Report on Form 10-K for the year ended December 31, 2006, for a discussion of the relevant assumptions used in quantifying the present value of the current accrued benefit as reported in the Pension Benefits Table below.

The following table summarizes the accumulated NCR pension value for Messrs. Koehler, Fair, Harrington and McDonald as of December 31, 2006.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)
Michael Koehler(1) President & Chief Executive Officer	NCR Pension Plan	31.3	$525,001
	Officer Plan	12.2	$434,377
	Excess Plan	31.3	$332,835

Chief Financial Officer

Robert Fair Executive Vice President, Global Field Operations	NCR Pension Plan	22.6	$287,927
	Excess Plan	22.6	$88,405

Daniel Harrington Executive Vice President, Technology and Support Services	NCR Pension Plan	21.4	$276,006
	Excess Plan	21.4	$113,284

Darryl McDonald Chief Marketing Officer	NCR Pension Plan	24.7	$301,009
	Excess Plan	24.7	$113,498

(1)	Pursuant to the terms of the Officer Plan, Mr. Koehler has been credited with fewer years of service under the Officer Plan than his years of service with NCR because he did not become eligible for Officer Plan participation until the attainment of executive status.

Employee Benefit Plans

Teradata Management Incentive Plan

A wholly-owned subsidiary of NCR, as our sole stockholder, approved our Management Incentive Plan, which we refer to as the “MIP.” The purpose of the MIP is to advance our interests and those of our stockholders and assist us in attracting and retaining executive officers by providing incentives and financial rewards to such executive officers that are intended to be deductible to the maximum extent possible as “performance-based compensation” within the meaning of Section 162(m) of the Code. The principal features of the MIP are summarized below.

Administration; Amendment and Termination. The MIP is administered by our Compensation Committee, which has broad authority to administer and interpret the MIP and its provisions as it deems necessary and appropriate. Our Compensation Committee will be composed solely of two or more “outside directors” within the meaning of Section 162(m) of the Code. Under this plan, the Teradata Board of Directors has the right to amend or terminate the MIP at any time. Amendments to the MIP will require stockholder approval to the extent required to comply with applicable law.

Eligibility. Our Board-appointed officers who are designated by the Teradata Board as “Section 16 officers” and are selected by our Compensation Committee to participate in the MIP, as well as other employees selected by our Compensation Committee, are eligible to receive awards under the MIP. Currently, there are seven officers who are designated by the NCR Board as Section 16 officers. It is expected that our Chief Financial Officer will also be a participant in the MIP.

Awards. Under the MIP, each participant is eligible to receive a maximum performance award equal to a percentage of our “earnings before income taxes” for a performance period established by the committee. “Earnings before income taxes” means our earnings before income taxes as reported in our income statement for the applicable performance period, prior to accrual of any amounts for payment under the MIP for the performance period, adjusted to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and other unusual or non-recurring items, and the cumulative effect of tax or accounting charges, each as defined by generally accepted accounting principles or identified in our financial statements, notes to the financial statements or management’s discussion and analysis.

Specifically, our Chief Executive Officer is eligible to receive a performance award equal to [•] of “earnings before income taxes” for the performance period and the other participants in the MIP are each eligible to receive a performance award equal to [•] of “earnings before income taxes” for the performance period. The actual performance award granted to a participant is determined by our Compensation Committee, which retains the discretionary authority to reduce or eliminate (but not increase) a performance award based on its consideration of, among other things, corporate or business unit performance against budgeted financial goals, achievement of non-financial goals, economic and relative performance considerations and assessments of individual performance.

The time period during which the achievement of the performance goals is to be measured shall be determined by our Compensation Committee, but may be no longer than five years and no less than six months. Within the earlier of ninety days after the beginning of each fiscal year or the expiration of 25% of a performance period, our Compensation Committee will designate one or more performance periods, determine the participants for such performance periods and affirm the applicability of the formula for determining each participant’s award.

Each award under the MIP shall be paid in cash, provided that our Compensation Committee may in its discretion determine that all or a portion of an award shall be paid in stock, restricted stock, stock options or other stock-based or stock denominated units that are issued pursuant to our equity compensation plans. An award shall be paid only after written certification by our Compensation Committee as to the attainment of the performance goals and the amount of the award. Receipt of performance awards may be deferred under certain circumstances in accordance with a deferred compensation plan approved by our Compensation Committee.

Termination of Employment. A participant who terminates employment with us during a performance period due to retirement, disability or death shall be eligible to receive an award under the MIP prorated for the portion of the performance period prior to termination of employment. Subject to the discretion of our Compensation Committee to determine otherwise, if a participant terminates employment with us for a reason other than retirement, disability or death, no award shall be payable with respect to the performance period in which such termination occurs.

New Plan Benefits. The award, if any, that an individual may receive under the MIP is at the discretion of our Compensation Committee and therefore cannot be determined in advance.

Teradata Stock Incentive Plan

A wholly-owned subsidiary of NCR, as our sole stockholder, approved the Teradata Corporation 2007 Stock Incentive Plan, which we refer to as the “SIP.” The purpose of the SIP is to give us a competitive advantage in attracting, retaining and motivating officers, employees, directors and/or consultants and to provide us with a stock plan providing incentives directly linked to shareholder value. The principal features of the SIP are summarized below.

General. Awards granted under the SIP may be in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, other stock-based awards or any combination of those awards. The SIP provides that awards may be made under the SIP for ten years.

Administration. Under the terms of the SIP, the SIP will be administered by our Compensation Committee, or by such other committee or subcommittee as may be appointed by our Board, and which consists entirely of two or more “outside directors” within the meaning of Section 162(m) of the Code. Unless and until the Board appoints any other committee or subcommittee, the SIP will be administered by our Compensation Committee. Under the terms of the SIP, our Compensation Committee can make rules and regulations and establish such procedures for the administration of the SIP as it deems appropriate.

Shares Available. The SIP provides that the aggregate number of shares of our common stock that may be subject to awards under the SIP cannot exceed [•], subject to adjustment in certain circumstances to prevent dilution or enlargement. No more than [•] shares may be granted as options intended to be incentive stock options. No participant may be granted, during any consecutive 36-month period, options and stock appreciation rights covering in excess of [•] shares, or restricted stock, restricted stock units or other awards subject to the achievement of performance goals covering in excess of [•] shares. Shares underlying awards that expire or are forfeited or terminated without being exercised will again be available for the grant of additional awards within the limits provided by the SIP. In addition, shares that expire or are forfeited or terminated without being exercised or that are settled for cash will again be available for the grant of additional awards under the SIP, within the limits provided by the SIP. Shares withheld by or delivered to us to satisfy the exercise price of options or tax withholding obligations will be deemed to not have been issued under the SIP.

Eligibility. The SIP provides for awards to directors, officers, employees, contractors and consultants of Teradata and its subsidiaries and affiliates and prospective employees, contractors and consultants who have accepted offers of employment, contract services or consultancy from us or our subsidiaries or affiliates, except that incentive stock options may only be granted to employees of Teradata and its subsidiaries. As of the date of the spin-off, we anticipate that there will be approximately [•] directors, officers and employees eligible to participate in the SIP. The current executive officers of Teradata named in the Summary Compensation Table under the caption “Executive Compensation” herein and each of the directors of Teradata are among the individuals eligible to receive awards under the SIP.

Stock Options. Subject to the terms and provisions of the SIP, options to purchase Teradata common stock may be granted to eligible individuals at any time and from time to time as determined by our Compensation Committee. Options may be granted as incentive stock options, or as non-qualified stock options. Subject to the limits provided in the SIP, our Compensation Committee or its delegate determines the number of options granted to each recipient. Each option grant will be evidenced by a stock option agreement that specifies whether the options are intended to be incentive stock options or non-qualified stock options and such additional limitations, terms and conditions as our Compensation Committee may determine, but the plan provides that in no event will the normal vesting schedule of an option provide that the option will vest before the first anniversary of the date of grant (other than in the case of death or disability).

The exercise price for each option granted is determined in accordance with the method as defined in the SIP, except that the option exercise price may not be less than 100% of the fair market value of a share of Teradata common stock on the date of grant.

All options granted under the SIP will expire no later than ten years from the date of grant. The method of exercising an option granted under the SIP will be set forth in the stock option agreement for that particular option.

At the discretion of our Compensation Committee, a stock option agreement evidencing the award of stock options may contain limitations on the exercise of options under certain circumstances upon or after the termination of employment or in the event of death, disability or retirement. Stock options are nontransferable except by will or by the laws of descent and distribution or, in the case of non-qualified stock options, as otherwise expressly permitted by our Compensation Committee. The granting of an option does not accord the recipient the rights of a stockholder, and such rights accrue only after the exercise of an option and the registration of shares of our common stock in the recipient’s name.

Stock Appreciation Rights. Our Compensation Committee in its discretion may grant stock appreciation rights under the SIP. A stock appreciation right entitles the holder to receive from Teradata upon exercise an amount equal to the excess, if any, of the aggregate fair market value of a specified number of shares of our common stock that are the subject of such stock appreciation right over the aggregate exercise price for the underlying shares. At the discretion of our Compensation Committee, the agreement evidencing the award of stock appreciation rights may place limitations on the exercise of such stock appreciation rights under certain circumstances upon or after the termination of employment or in the event of death, disability, or retirement.

Teradata may make payment of the amount to which the participant exercising stock appreciation rights is entitled by delivering shares of our common stock, cash or combination of stock and cash as set forth in the award agreement relating to the stock appreciation rights. Stock appreciation rights are not transferable except by will or the laws of descent and distribution or, with respect to stock appreciation rights that are not granted in “tandem” with an option, as expressly permitted by our Compensation Committee. Each stock appreciation right will be evidenced by an award agreement that specifies the date and terms of the award and such additional limitations, terms and conditions as our Compensation Committee may determine.

Restricted Stock. The SIP provides for the award of shares of Teradata common stock that are subject to forfeiture and restrictions on transferability (“Restricted Stock”) as set forth in the SIP and as may be otherwise determined by our Compensation Committee. Except for these restrictions and any others imposed by our Compensation Committee, upon the grant of Restricted Stock the recipient will have rights of a shareholder with respect to the Restricted Stock, including the right to vote the Restricted Stock and to receive all dividends and other distributions paid or made with respect to the Restricted Stock. During the restriction period set by our Compensation Committee, the recipient may not sell, transfer, pledge, exchange or otherwise encumber the Restricted Stock. Any award of Restricted Stock will be subject to vesting during a restriction period of at least three years following the date of grant, except that a restriction period of at least one year is permissible if vesting is conditioned upon the achievement of performance goals established by our Compensation Committee. An award of Restricted Stock may vest in part on a pro rata basis prior to the expiration of any restriction period, and up to five percent of shares available for grant as Restricted Stock (together with all other shares available for grant as awards under the SIP other than options, stock appreciation rights or dividend equivalent rights) may be granted with a restriction period of at least one year regardless of whether vesting is conditioned upon the achievement of performance goals.

Restricted Stock Units. The SIP authorizes our Compensation Committee to grant restricted stock units. Restricted stock units are not shares of Teradata common stock and do not entitle the recipients to the rights of a stockholder. Restricted stock units granted under the SIP may or may not be subject to performance conditions. The recipient may not sell, transfer, pledge or otherwise encumber restricted stock units granted under the SIP prior to their vesting. Restricted stock units will be settled in cash or shares of Teradata common stock, in an amount based on the fair market value of Teradata common stock on the settlement date.

Any award of restricted stock units will be subject to vesting during a restriction period of at least three years following the date of grant, except that a restriction period of at least one year is permissible if vesting is conditioned upon the achievement of certain performance goals established by our Compensation Committee. In addition, an award of restricted stock units may vest in part on a pro rata basis prior to the expiration of any restriction period, and up to five percent of shares available for grant as restricted stock units (together with all other shares available for grant as awards other than options, stock appreciation rights or dividend equivalent rights) may be granted with a restriction period of at least one year regardless of whether vesting is conditioned upon the achievement of performance goals.

Performance Units. The SIP provides for the award of performance units that are valued by reference to a designated amount of property other than shares of our common stock. The payment of the value of a performance unit is conditioned upon the achievement of performance goals set by the committee in granting the performance unit and may be paid in cash, shares of our common stock, other property or a combination thereof. The performance period for a performance unit must be at least one year. The maximum value of the property that may be paid to a participant pursuant to a performance unit in any year is $[•].

Other Stock-Based Awards. The SIP also provides for grants of other stock-based awards under the plan. Awards of unrestricted stock may only be granted in lieu of compensation that would otherwise be payable to the participant. Any other stock-based award that is a Full Value Award (as defined in the SIP) will be subject to vesting during a restriction period of at least three years following the date of grant, except that a restriction period of at least one year is permissible if vesting is conditioned upon the achievement of certain performance goals established by our Compensation Committee. In addition, an other stock-based award that is a Full Value Award may vest in part on a pro rata basis prior to the expiration of any restriction period, and up to five percent of shares available for grant as other stock-based awards that are Full Value Awards (together with all other shares available for grant as Full Value Awards) may be granted with a restriction period of at least one year regardless of whether vesting is conditioned upon the achievement of performance goals.

Performance Goals. The plan provides that performance goals may be established by the committee in connection with the grant of Restricted Stock, Restricted stock units, performance unit or other stock-based awards. In the case of an award intended to qualify for the performance-based compensation exception of Section 162(m) of the Code, (i) such goals shall be based on the attainment of specified levels of one or more of the following measures: revenues; revenue growth; earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization); earnings per share; operating income (including non-pension operating income); pre- or after-tax income (before or after allocation of corporate overhead and bonus); cash flow (before or after dividends); cash flow per share (before or after dividends); gross margin; return on equity; return on capital (including return on total capital or return on invested capital); cash flow return on investment; return on assets or operating assets; economic value added (or an equivalent metric); stock price appreciation; total shareholder return (measured in terms of stock price appreciation and dividend growth); cost control; gross profit; operating profit; cash generation; unit volume; stock price; market share; sales; asset quality; cost saving levels; marketing spending efficiency; core non-interest income; debt reductions; stockholder equity; regulatory achievements; implementation, completion or attainment of measurable objectives with respect to research development, products or projects; recruiting and maintaining personnel or change in working capital with respect to Teradata or any one or more subsidiaries, divisions, business units or business segments of Teradata either in absolute terms or relative to the performance of one or more other companies or an index covering multiple companies and (ii) such performance goals will be set by our Compensation Committee within the time period and other requirements prescribed by Section 162(m) of the Code and the regulations promulgated thereunder.

Change in Control. In the event of a change in control, awards granted under the SIP that are not assumed, converted or replaced in connection with such change in control will vest immediately prior to the change in control. If awards are assumed, converted or replaced in connection with a change in control, and during the 24-month period following the change in control there is a termination of an award holder’s employment (a) by us for any reason other than “cause” or “disability” or (b) by certain employees who participate in our Teradata Change in Control Severance Plan or our Teradata severance policy, or to the extent set forth in an award agreement, for “good reason”: (1) any option or stock appreciation right outstanding as of the date of the change in control that remains outstanding as of the date of termination will vest immediately and become fully exercisable until the later of the date upon which the option or stock appreciation right would expire absent the special change in control provision and the first anniversary of the date of termination; (2) the restrictions and deferral limitations applicable to any Restricted Stock will lapse, and any Restricted Stock outstanding as of the date of the change in control that remains outstanding as of the date of termination will become free of all restrictions and become fully vested and transferable; and (3) all restricted stock units outstanding as of the date of the change in control that remain outstanding as of the date of termination will be considered to be earned and payable in full, and any deferral or other restriction will lapse and each such restricted stock unit will be settled as promptly as practicable in accordance with the applicable award agreement.

Awards Under the SIP. Because it is within the discretion of our Compensation Committee to determine which officers and employees receive awards and the amount and type of awards received, it is not presently possible to determine the number of individuals to whom awards will be made in the future under the SIP or the amount of the awards.

Amendment. The Board may amend, alter or discontinue the SIP at any time. No such amendment or termination, however, may impair the rights of any holder of outstanding awards without his or her consent, except for amendments made to cause the SIP to comply with applicable law, stock exchange rules or accounting rules, and no award may be amended or otherwise subject to any action that would be treated, for accounting purposes, as a “repricing” of such award, unless such action is approved by Teradata’s stockholders.

Federal Income Tax Consequences. The following is a summary of certain federal income tax consequences of awards made under the SIP, based upon the laws in effect on the date hereof. The discussion is general in nature and does not take into account a number of considerations which may apply in light of the circumstances of a particular participant under the SIP. The income tax consequences under applicable state and local tax laws may not be the same as under federal income tax laws.

Non-Qualified Stock Options. A participant will not recognize taxable income at the time of grant of a non-qualified stock option, and Teradata will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) upon exercise of a non-qualified stock option equal to the excess of the fair market value of the shares purchased over their exercise price, and Teradata generally will be entitled to a corresponding deduction.

Incentive Stock Options. A participant will not recognize taxable income at the time of grant of an incentive stock option. A participant will not recognize taxable income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for the longer of two years from the date the option was granted and one year from the date the shares were transferred, any gain or loss arising from a subsequent disposition of such shares will be taxed as long-term capital gain or loss, and Teradata will not be entitled to any deduction. If, however, such shares are disposed of within such two or one year periods, then in the year of such disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of the amount realized upon such disposition and the fair market value of such shares on the date of exercise over the exercise price, and Teradata generally will be entitled to a corresponding deduction.

Stock Appreciation Rights. A participant will not recognize taxable income at the time of grant of a stock appreciation right, and Teradata will not be entitled to a tax deduction at such time. Upon exercise, a participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) equal to the fair market value of any shares delivered and the amount of cash paid by Teradata, and Teradata generally will be entitled to a corresponding deduction.

Restricted Stock. A participant will not recognize taxable income at the time of grant of shares of Restricted Stock, and Teradata will not be entitled to a tax deduction at such time, unless the participant makes an election under Section 83(b) of the Code to be taxed at such time. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the restrictions lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. Teradata is entitled to a corresponding deduction at the time the ordinary income is recognized by the participant, except to the extent the deduction limits of Section 162(m) of the Code apply. In addition, a participant receiving dividends with respect to Restricted Stock for which the above-described election has not been made and prior to the time the restrictions lapse will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee), rather than dividend income. Teradata will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply.

Restricted Stock Units. A participant will not recognize taxable income at the time of grant of a restricted stock unit, and Teradata will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of settlement of the award equal to the fair market value of any shares delivered and the amount of cash paid by Teradata, and Teradata will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply.

Performance Units. A participant will not recognize taxable income at the time of grant of performance units, and Teradata will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of settlement of the award equal to the fair market value of any shares or property delivered and the amount of cash paid by Teradata, and Teradata will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply.

Section 162(m). Section 162(m) of the Code limits the deductibility of certain compensation of the Chief Executive Officer and the next four most highly compensated officers of publicly-held corporations. Compensation paid to such an officer during a year in excess of $1 million that is not performance-based (or does not comply with other exceptions) would not be deductible on Teradata’s federal income tax return for that year. It is intended that compensation attributable to stock options and stock appreciation rights granted under the SIP will qualify as performance-based. Teradata’s Board of Directors will evaluate from time to time the relative benefits to Teradata of qualifying other awards under the SIP for deductibility under Section 162(m) of the Code.

New Plan Benefits. The number of options or other awards, if any, that an individual may receive under the SIP is at the discretion of our Compensation Committee and therefore cannot be determined in advance.

Equitable Adjustments to Outstanding NCR Equity-Based Awards

In connection with the spin-off, we will convert NCR’s existing equity grants held by Teradata employees in the manner described under the caption entitled “—Employee Benefits Agreement” included elsewhere in this section.

Term; Amendment

No awards will be made under the SIP following the tenth anniversary of the date that the SIP becomes effective. Our Board of Directors may amend or terminate the SIP at any time, provided that the amendment or termination does not adversely affect any award that is then outstanding without the award holder’s consent. We must obtain stockholder approval of an amendment to the SIP if stockholder approval is required to comply with any applicable law, regulation or stock exchange rule.

Teradata Employee Stock Purchase Plan

A wholly-owned subsidiary of NCR, as our sole stockholder, approved the Teradata Employee Stock Purchase Plan, which we refer to as the “ESPP.” The purpose of the ESPP is to provide our eligible employees and those of our designated subsidiaries an opportunity to purchase our common stock through payroll deductions. It is intended to encourage ownership of our common stock to enable eligible employees to participate in the economic progress of Teradata during the term of the plan. The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. The principal features of the ESPP are summarized below.

Administration. The ESPP will be administered by the Vice President, Human Resources. He or she will have discretionary authority to interpret the ESPP and to establish rules and regulations relating to the ESPP from time to time and to make all other determinations necessary or advisable for the administration of the ESPP. A third party recordkeeper maintains an investment account for each participant with a record of the shares purchased by such participant.

Shares Available. The maximum number of shares of Teradata common stock available for purchase under the ESPP will be [•]. The aggregate number of shares will be subject to adjustment in the event of certain changes to our capital structure as described in the ESPP. The shares of Teradata common stock purchased and issued under the ESPP will consist of authorized and unissued shares.

Eligibility. Any person who is employed by us or any of our subsidiaries on the first business day of each month, and is not deemed for purposes of Section 423(b)(3) of the code to own stock possessing 5% or more of the total combined voting power or value of all classes of stock of Teradata or a subsidiary or the parent of Teradata, if any, is generally eligible to participate in the ESPP.

Participation and Payroll Deductions. Eligible employees may purchase shares of our common stock at below-market prices through payroll deductions during each purchase period, with amounts accumulated during each purchase period. The amount of the payroll deduction must be a whole percentage amount of the employee’s compensation (before withholding or other deductions) paid during the purchase period by Teradata or any of its subsidiaries, and may not be less than 1% of such employee’s compensation nor more than 10% of such compensation.

Deduction Changes and Withdrawal. Employees may change their rate of payroll deduction at any time prior to February 15 or August 15 of any year the ESPP is in effect. A participant may withdraw from participation in the ESPP at any time by filing a notice of withdrawal. Upon a participant’s withdrawal, the amount credited to his or her stock purchase account will be applied to the purchase of Teradata common stock on the next exercise date, which occurs on the last business date of the month. A participant who withdraws from the ESPP may again become a participant by filing a new stock purchase agreement in accordance with the procedures described above.

Purchase of Shares. Funds held in a participant’s account on the last business day of each month will be used to purchase shares of Teradata common stock for the participant at 95% of the average of the reported highest and lowest sale prices of shares of Teradata common stock on the NYSE on that date. Dividends on shares purchased and held in a participant’s account are credited to the participant’s account and will be used to purchase additional shares on the next monthly exercise date, unless the participant elects not to have such dividends reinvested.

Limitation on Purchases of Shares. A participant may not purchase more than [•] shares of Teradata common stock on any purchase date.

Termination of Participation. When a participant ceases to be our employee for any reason, the amount credited to the participant’s stock purchase account on the date of termination will be used to purchase shares of our common stock on the next applicable purchase date.

Amendment and Termination of the ESPP. Teradata’s Board of Directors may amend the ESPP at any time and for any reason, provided that, without approval of our stockholders, no amendment may increase the number of shares of our common stock reserved for purchase under the ESPP or reduce the purchase price per share below 95% of the average of the highest and lowest sale prices of shares of our common stock on the NYSE on the applicable purchase date. The ESPP will continue in effect through [•], 2017, unless the Board of Directors terminates the ESPP. Upon termination or expiration of the ESPP, the entire amount credited to the stock purchase account of each participant shall be refunded to such participant.

Federal Income Tax Consequences. The following is a summary of certain federal income tax consequences under the ESPP, based upon the laws in effect on the date hereof. The discussion is general in nature and does not take into account a number of considerations which may apply in light of the circumstances of a particular participant under the ESPP. The income tax consequences under applicable state and local tax laws may not be the same as under federal income tax laws. The ESPP is intended to be an “employee stock purchase plan” within the meaning of Section 423 of the Code. Under Section 423 of the Code, an eligible employee who elects to participate in the ESPP will not recognize any taxable income at the time shares are purchased under the ESPP for the employee. If a participant disposes of the shares purchased under the ESPP after two years from the applicable exercise date and the amount realized exceeds the purchase price, the participant will recognize compensation taxable as ordinary income in an amount equal to the lesser of (a) the excess of the fair market value of the shares on the exercise date over the purchase price and (b) the amount realized on such disposition over the purchase price. The participant’s cost basis in the shares will be increased by the amount of ordinary income recognized by the participant. In addition, if the amount realized on such disposition exceeds the fair market value of the shares on the exercise date, such excess will be taxed as long term capital gain. If the amount realized on such disposition is less than the purchase price of the shares under the ESPP, the participant will recognize long term capital loss in the amount of the difference between the purchase price and the amount realized.

Teradata will not be entitled to any deduction with respect to a disposition of the shares occurring under these circumstances. If the participant disposes of the shares purchased under the ESPP within two years after the applicable exercise date, the participant will recognize compensation taxable as ordinary income, and Teradata will be entitled to a corresponding deduction, in an amount equal to the excess of the fair market value of the shares on the applicable exercise date over the purchase price of the shares under the ESPP. The participant’s cost basis in the shares will be increased by the amount of the ordinary income recognized by such participant. In addition, upon such disposition of the shares, the participant will recognize capital gain or loss equal to the difference between the amount realized on such disposition and the participant’s cost basis in the shares, as so increased. Teradata will not be entitled to any deduction with respect to the amount recognized by such participant as a capital gain.

New Plan Benefits. The benefits that might be received by employees under the ESPP cannot be determined because the benefits depend upon the degree of participation by employees and the trading price of the common stock in future purchase periods.

Potential Payments Upon Terminations and Change in Control

Overview. Except as otherwise described below, the tables below reflect the amount of compensation to be paid, and/or benefits to be provided, to each of our named executive officers employed by NCR, in the event of termination of such executive’s employment by NCR as of December 31, 2006. A description of death and disability benefits and treatment of equity upon termination is provided below. See “Retirement Benefits,” “Change in Control Arrangements” and “Severance Agreements” in the Compensation Discussion and Analysis for a description of such items.

The agreements discussed in “Change in Control Arrangements” and “Severance Agreements” in the Compensation Discussion and Analysis include the following material conditions to the receipt of compensation and/or benefits. In the case of the Change in Control Severance Plan, the compensation and/or benefits provided to each participant will be conditioned upon such participant’s execution of a restrictive covenant and release agreement that includes, among other items, restrictive covenants and a confidentiality provision. As discussed in “Severance Agreements” in the Compensation Discussion and Analysis, we expect that it will be our practice to negotiate the terms of such agreements, when needed, with each of our most senior executives. Such negotiated agreements typically include non-competition, non-solicitation and confidentiality provisions.

Treatment of Equity upon Terminations. The awards given to the named executive officers while employed by NCR will be converted to Teradata awards as discussed under the caption entitled “—Employee Benefits Agreement” included elsewhere in this section. These awards will be subject to the same vesting provisions detailed as follows:

Situation	Restricted Stock	Performance-Based Restricted Stock	Stock Options

Death and Long-term Disability (“LTD”)	Awards vest in full upon the date of death or LTD	A pro rata portion of the stock, calculated as of the date of death or long-term disability, will continue to vest and payout at the end of the performance period based on actual results	Awards vest in full upon the date of death or LTD and are exercisable for the one-year period following the date of death if the death occurs prior to age 55; or the earlier of the actual expiration or three years if after age 55

Retirement	Pro rata portion will become fully vested as of date of retirement	A pro rata portion of the stock, calculated as of the date of retirement will continue to vest and payout at the end of the performance period based on actual results	Unvested awards are forfeited. Vested awards expire the earlier of three years following retirement date or the expiration date

Termination due to Reduction in Force (“RIF”)	Pro rata portion will become fully vested as of date of RIF	A pro rata portion of the stock, calculated as of the date of RIF, will continue to vest and payout at the end of the performance period based on actual results	Unvested awards are forfeited. Vested awards expire the earlier of one day prior to 60 days post termination or the expiration date

Voluntary Resignation	Award is forfeited	Award is forfeited	Unvested awards are forfeited. Vested awards expire the earlier of one day prior to 60 days post termination or the expiration date

Situation	Restricted Stock	Performance-Based Restricted Stock	Stock Options

Involuntary Termination for Cause	Award is forfeited	Award is forfeited	Award is forfeited

Change in Control (“CIC”)	Award vests in full upon the date of CIC	Award vests in full upon the date of CIC	Award vests in full upon the date of CIC

Change in Control Arrangements. In connection with the spin-off, the NCR Board adopted a change in control severance plan for Teradata similar to the plan offered by NCR. The plan has an initial term of two years with automatic one-year extensions, unless terminated by the Board at least 90 days prior to the end of the current term. The plan provides that executive officers will receive severance benefits if their employment with us is terminated as a result of involuntary termination without cause, or voluntary termination for good reason during the two years following certain change in control events (such as an acquisition, merger or liquidation of Teradata). The severance benefits include (a) severance pay equal to 300% of base pay for Mr. Koehler and 200% of base pay for Messrs. Fair, Harrington and McDonald; (b) the same percentage applied to the average annual bonus earned over the past three years under the Teradata MIP (or that of NCR); (c) a pro rata, long-term incentive payment at target, and any earned but unpaid long-term incentive payments or annual bonuses; (d) continued medical and dental coverage for the officer and eligible dependents and continued life insurance for the officer for a period no longer than the end of the second full year following the change in control; (e) outplacement services for one year; and (f) financial counseling for one year, if Teradata has an executive financial counseling program in place at the time of the change in control. In addition, the officer will be fully vested in any Teradata stock options or other stock awards, according to the Teradata MIP. Supplemental pension benefits under the Officer Plan will also vest in full upon a change in control. In order to receive the benefits of the Teradata Change in Control Severance Plan, a participant must sign, and not revoke, a release of employment-related claims against Teradata and must agree not to compete with Teradata and not to recruit Teradata employees following termination of employment. In addition, in the event that a participant is subject to the so-called “golden parachute” excise tax under Section 4999 of the Code, the participant will be entitled to an additional payment such that he is placed in the same after-tax position as if no excise tax had been imposed, unless the participant receives payments in connection with the change in control that only exceed the maximum he or she could receive without being subject to the tax by 10% in which case the participant’s parachute payments will be reduced to the maximum amount that he can receive without being subject to the tax.

Estimated NCR Change in Control Severance Benefits as of December 31, 2006

The table below sets forth the estimated amounts to which Teradata’s named executive officers listed below may have become entitled if their employment were terminated following a change in control if such event had occurred on December 31, 2006.

Executive	Cash (1)	Prorata Bonus	Stock Options (2)	Rst. Stock & Perf. Shares (2)	Welfare Benefits	Outplacement	Excise Tax Gross Up (3) (4) (5)	Total
Michael Koehler	$2,231,250	$332,150	$331,468	$2,921,320	$32,738	$10,000	$0	$5,858,926
Chief Financial Officer	0	0	0	0	0	0	0	0
Robert Fair	0	98,608	139,024	1,011,178	0	0	0	1,248,810
Daniel Harrington	0	123,256	132,320	1,126,288	0	0	0	1,381,864
Darryl McDonald	0	98,608	119,383	882,898	0	0	0	1,100,889

(1)	Mr. Koehler was the only Teradata named executive officer covered under the NCR Change in Control Severance Plan and therefore the only one eligible for the cash payout, welfare benefits and outplacement.

(2)	Equity valuations are based on the closing price of NCR common stock on December 29, 2006, which was $42.76.

(3)	For purposes of calculating the excise tax gross-up, the parachute value of stock options was calculated using the Black-Scholes option valuation methodology and the following assumptions:

(a)	Volatility — 35.3%
(b)	Dividend Yield — 0%
(c)	Risk Free Rate — 4.61%
(d)	Option Term — expected option term of 5.3 years less elapsed time since option grant or one year (depending on stock plan in effect at the time of grant).

(4)	Discount rates to determine the present values of the accelerated benefit of stock options and restricted shares for the parachute calculation were:

(a)	Short Term — 5.89%
(b)	Mid Term — 5.62%
(c)	Long Term — 5.81%

(5)	The excise tax gross up is calculated using a 20% excise tax rate and a 40% individual income tax rate.

Estimated Teradata Change in Control Severance Benefits as of December 31, 2007

The table below sets forth the estimated amounts to which the Teradata named executive officers may become entitled if their employment were terminated following a change in control that occurs on December 31, 2007. The following table includes disclosure about our named executive officers’ rights under the new Teradata Change in Control Severance Plan using the base salaries approved for such named executive officers following the spin-off and the other assumptions described in the table and footnotes below.

Executive	Cash	Prorata Bonus (1)	Stock Options (2)	Rst. Stock & Perf. Shares (2)	Welfare Benefits	Outplacement	Excise Tax Gross Up (3) (4) (5) (6)	Total
Michael Koehler	$3,600,000	$600,000	$94,069	$2,014,253	$32,738	$10,000	$1,833,780	$8,184,840
Chief Financial Officer	0	0	0	0	0	0	0	0
Robert Fair	1,260,000	270,000	41,328	930,778	20,324	10,000	0	2,532,430
Daniel Harrington	1,260,000	270,000	41,328	832,088	20,324	10,000	0	2,433,740
Darryl McDonald	1,155,000	247,500	41,328	845,258	20,324	10,000	658,711	2,978,122

(1)	The pro rata bonus reflects the target bonus amount for the 2007 period.

(2)	Because the fair market value of Teradata’s common stock has yet to be established, equity valuations are based on NCR stock prior to the spinoff, and assume closing price of NCR stock on December 29, 2006 of $42.76.

(3)	For purposes of calculating the excise tax gross-up, the parachute value of stock options was calculated using the Black-Scholes option valuation methodology and the following assumptions:

(a)	Volatility — 35.3%
(b)	Dividend Yield — 0%
(c)	Risk Free Rate — 4.61%
(d)	Option Term — expected option term of 5.3 years less elapsed time since option grant or one year (depending on stock plan in effect at the time of grant).

(4)	Discount rates to determine the present values of the accelerated benefit of stock options and restricted shares for the parachute calculation were:

(a)	Short Term — 5.89%
(b)	Mid Term — 5.62%
(c)	Long Term — 5.81%

(5)	The excise tax gross up is calculated using a 20% excise tax rate and a 40% individual income tax rate.

(6)	The 280G base calculation reflects W2 earnings from 2002-2006, as 2007 data is not available.

Estimated Reduction in Force Severance Benefits under NCR’s plan as of December 31, 2006

Executive	Cash (1)	Pro rata Bonus	Stock Options (2)(3)	Rst. Stock & Perf. Shares	Welfare Benefits	Outplacement	Total
Michael Koehler	$212,500	$332,150	$0	$104,393	$4,356	$10,000	$663,399
Chief Financial Officer	0	0	0	0	0	0	0
Robert Fair	133,904	98,608	0	33,143	4,356	10,000	280,011
Daniel Harrington	133,900	123,256	0	33,143	4,356	10,000	304,655
Darryl McDonald	133,904	98,608	0	33,143	4,356	10,000	280,011

(1)	Cash severance payout is estimate only and subject to individual negotiation.

(2)	The payments reported in these columns include only unvested awards. Vested equity is reported in the Outstanding Equity Awards at Fiscal Year-End Table on page 88.

(3)	Equity valuations assume closing price of NCR stock on December 29, 2006 of $42.76.

Death and Disability. Benefits provided to named executive officers under the termination scenarios of death or disability depend on the individual level of benefits chosen by the named executive officer during NCR’s annual benefits enrollment process. The named executive officers receive the same company-provided life insurance coverage, short-term disability coverage, and long-term disability coverage as the general NCR population. These core coverages are 200% of base salary for life insurance, 100% of base salary for two to eighteen weeks depending on years of service and 66 2/3% of base salary for the remainder of a 26-week period for short-term disability coverage, and 50% of base salary for the duration of an employee’s long-term disability for long-term disability coverage. Each NCR employee has the option of choosing a higher level of coverage at his or her own expense.

Death (under NCR Plans)

Executive	Life Insur. (1)	Pro rata Bonus	Stock Options (2)	Rst. Stock & Perf. Shares (2)	Welfare Benefits	Outplacement	Total
Michael Koehler	$1,155,000	$332,150	$331,468	$3,025,713	$0	$0	$4,844,331
Chief Financial Officer		0	0		0	0	0
Robert Fair	1,040,000	98,608	139,024	1,044,321	0	0	2,321,952
Daniel Harrington	1,820,000	123,256	132,320	1,159,431	0	0	3,235,007
Darryl McDonald	2,500,000	98,608	119,383	916,041	0	0	3,634,032

(1)	Life Insurance proceeds would be payable by a third-party insurer.

(2)	Equity valuations assume closing price of NCR stock on December 29, 2006 of $42.76.

Disability (under NCR Plans)

Executive	Disability Payments (1)(2)	Pro rata Bonus	Stock Options (3)	Rst. Stock & Perf. Shares (3)	Welfare Benefits	Outplacement	Total
Michael Koehler	$0	$332,150	$331,468	$3,025,713	$0	$0	$3,689,331
Chief Financial Officer	0	0	0		0	0	0
Robert Fair	0	98,608	139,024	1,044,321	0	0	1,281,952
Daniel Harrington	0	123,256	132,320	1,159,431	0	0	1,415,007
Darryl McDonald	0	98,608	119,383	916,041	0	0	1,134,032

(1)	As NCR employees, Teradata’s named executive officers are provided with a core level of long-term disability coverage equivalent to 66 2/3% of beginning of year base salary for 2 weeks and 50% of beginning of year base salary thereafter. Each had the option of purchasing, at their own cost, a higher level of coverage of 100% of beginning of year base salary for 26 weeks and 66 2/3% of beginning of year base salary thereafter. These coverages and options were provided to all NCR employees in the United States.

(2)	Proceeds would be payable by a third-party insurer.

(3)	Equity valuations assume closing price of NCR stock on December 29, 2006 of $42.76.

Voluntary Resignation (under NCR Plans)

Executive	Cash	Pro rata Bonus	Stock Options (1)	Rst. Stock & Perf. Shares (1)	Welfare Benefits	Outplacement	Total
Michael Koehler	$0	$0	$0	$104,393	$0	$0	$104,393
Chief Financial Officer	0	0	0	0	0	0	0
Robert Fair	0	0	0	33,143	0	0	33,143
Daniel Harrington	0	0	0	33,143	0	0	33,143
Darryl McDonald	0	0	0	33,143	0	0	33,143

(1)	Equity valuations assume closing price of NCR stock on December 29, 2006 of $42.76.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date hereof, all of the outstanding shares of Teradata’s common stock are indirectly, wholly-owned by NCR. After the distribution, NCR will not directly or indirectly own any of our common stock. The following table provides information with respect to the expected beneficial ownership of NCR common stock by (i) each of our stockholders who we believe will be a beneficial owner of more than 5% of NCR outstanding common stock based on current publicly available information, (ii) each of the persons nominated to serve as Teradata’s directors, (iii) each officer named in the Summary Compensation Table, and (iv) all of Teradata’s executive officers and directors nominees as a group. We based the share amounts on each person’s beneficial ownership of NCR common stock as of March 31, 2007, unless we indicate some other date or basis for the share amounts in the applicable footnotes.

Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. Following the distribution, Teradata will have outstanding an aggregate of approximately [•] million shares of common stock based upon approximately [•] shares of NCR common stock outstanding on [•], excluding treasury shares and assuming no exercise of NCR options, and applying the distribution ratio of one share of our common stock for every share of NCR common stock held as of the record date.

Name and Address of Beneficial Owner	Total Shares to Be Beneficially Owned(1)(2)		# of Shares That May Be Acquired Within 60 Days
	# of Shares	% of Class
Greater than 5% Stockholders:
FMR Corp	22,077,310(3)	12.39%
82 Devonshire Street
Boston, Massachusetts 02109

Dodge & Cox	13,695,990(4)	7.7%
555 California Street, 40th Floor
San Francisco, California 94104

Non-Employee Directors:
	[•]	[•]%	[•]
Named Executive Officers:
Michael Koehler, Director and Officer	113,698(5)	[•]%	28,710
Chief Financial Officer	[•]	[•]%	[•]
Robert Fair, Officer	91,918	[•]%	59,755
Darryl McDonald, Officer	155,142	[•]%	127,155
Daniel Harrington, Officer	49,782	[•]%	10,757
All directors and named executive officers as a group ([•] persons)	[•]	[•]%	[•]

(1)	Some of the executive officers and directors own fractional shares of NCR stock. For purposes of this table, all fractional shares have been rounded to the nearest whole number.

(2)	This column includes shares held by NCR’s employees and directors who have entered into a standard brokerage account form with Fidelity which includes a provision for the pledge of NCR shares owned by such executive officer or director. The pledge applies to all shares listed for each individual in the table above which are held in such individual’s Fidelity brokerage account.

(3)

Information is based upon a Schedule 13G/A filed by FMR Corp. (“FMR”) and Edward C. Johnson 3d, Chairman of FMR, with the SEC on February 14, 2007. FMR reports ownership of shares held by its direct and indirect subsidiaries, including Fidelity Management & Research Company (“Fidelity”), Fidelity Management Trust Company, Strategic Advisers, Inc., Pyramis Global Advisors Trust Company, Pyramis Global Advisors, LLC and Fidelity International Limited. These FMR entities have sole power to dispose or direct the disposition (“investment power”) over all 22,077,310 shares and sole power to vote or direct the vote (“voting power”) with respect to 1,984,089 shares. Fidelity is the beneficial owner of 20,186,681 of the shares shown above as a result of acting as investment adviser to various investment companies (“Funds”). Edward C. Johnson 3d, FMR, through its control of Fidelity, and the Funds each have sole investment power over the 20,186,681 shares owned by the Funds.

(4)	Information is based upon the Schedule 13G/A, dated February 8, 2007, filed by Dodge & Cox with the SEC. According to this filing, Dodge & Cox, as an investment adviser, has sole investment power over 13,695,900 of these shares, has sole voting power over 12,832,590 shares, and has shared voting power over 141,900 shares.

(5)	Includes 28,710 shares issuable upon the exercise of stock options.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Distribution from NCR

The distribution will be accomplished by NCR’s distributing all of its shares of Teradata common stock to holders of NCR common stock entitled to such distribution, as described in the section entitled “The Separation” included elsewhere in this information statement. Completion of the distribution will be subject to satisfaction or waiver by NCR of the conditions to the separation and distribution described below under the caption entitled “Agreements with NCR.”

Related Party Transactions

Teradata’s Committee on Directors and Governance will be responsible for determining whether any conflicts of interest exist and the review and approval of each related party transaction. Teradata’s Board of Directors has formalized a Related Person Transactions Policy in writing.

This policy provides for approval or ratification of each related person transaction in accordance with the procedures and policies discussed below (i) by Teradata’s Committee on Directors and Governance or (ii) if the Committee on Directors and Governance determines that the approval or ratification of such related person transaction should be considered by all of the disinterested members of the Board of Directors, by such disinterested members of the Board of Directors by the vote of a majority thereof.

The policy provides for our General Counsel to advise the Chairman of the Committee on Directors and Governance of any related person transaction of which the General Counsel becomes aware. The Committee on Directors and Governance shall consider such related person transaction, unless the Committee on Directors and Governance determines that the approval or ratification of such transaction should be considered by all of the disinterested members of the Board of Directors, in which case such disinterested members of the Board of Directors shall consider the transaction. Except as set forth below, no related person transaction not approved in advance shall be entered into by Teradata unless the consummation of such transaction is expressly subject to ratification.

If Teradata enters into a transaction that it subsequently determines is a related person transaction or a transaction that was not a related person transaction at the time it was entered into but thereafter becomes a related person transaction, then in either such case the related person transaction shall be presented to the Committee on Directors and Governance or the disinterested members of the Board of Directors, as applicable, for ratification. If such related person transaction is not ratified, then Teradata shall take all reasonable actions to attempt to terminate Teradata’s participation in that transaction.

Factors that are reviewed by the Committee on Directors and Governance or the Board of Directors, as applicable, include: the size of the transaction and the amount payable to a related person; the nature of the interest of the related person in the transaction; whether the transaction may involve a conflict of interest; and whether the transaction involves the provision of goods or services to Teradata that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to Teradata as would be available in comparable transactions with or involving unaffiliated third parties.

Agreements with NCR

Before our separation from NCR, we will enter into a Separation and Distribution Agreement and several other agreements with NCR to effect the separation and provide a framework for our relationships with NCR after the separation. These agreements will govern the relationships between us and NCR subsequent to the completion of the separation plan and provide for the allocation between us and NCR of NCR’s assets, liabilities and obligations (including employee benefits, intellectual property and tax-related assets and liabilities)

attributable to periods prior to the respective separations of each of the businesses from NCR. In addition to the Separation and Distribution Agreement (which contains many of the key provisions related to our separation from NCR and the distribution of our shares of common stock to NCR stockholders), these agreements include, among others:

•	Tax Sharing Agreement;

•	Brand License Agreement;

•	Patent License Agreement;

•	Technology License and Access Agreement;

•	Enterprise Data Warehousing Sales and Support Agreement;

•	IT Maintenance and Support Services and IT Managed Services Agreements;

•	Service Provider Agreements;

•	Distributor Agreement;

•	Employee Benefits Agreement; and

•	Interim Services and Systems Replication Agreement.

The forms of the principal agreements described below have been filed as exhibits to the registration statement on Form 10 of which this information statement is a part, and the summaries below of each of these agreements set forth the terms that we believe are material. These summaries are qualified in their entirety by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.

The terms of the agreements described below that will be in effect following our separation have not yet been finalized; changes, some of which may be material, may be made prior to our separation from NCR. None of the changes made after our separation from NCR may be made without our consent if such changes would adversely affect us.

Separation and Distribution Agreement

The Separation and Distribution Agreement will set forth our agreement with NCR regarding the principal transactions necessary to separate us from NCR. It will also set forth other agreements that govern certain aspects of our relationship with NCR after the completion of the separation plan. The parties intend to enter into the Separation and Distribution Agreement immediately before the distribution of our shares to NCR stockholders. Upon our separation from NCR, the Separation and Distribution Agreement will be effective as between us and NCR with respect to the obligations owed by us to NCR and the obligations owed by NCR to us.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement will identify assets to be transferred, liabilities to be assumed and contracts to be assigned to us and NCR as part of the separation of us from NCR, and will describe when and how these transfers, assumptions and assignments will occur, although many of the transfers, assumptions and assignments may have already occurred prior to the parties’ entering into the Separation and Distribution Agreement. In particular, the Separation and Distribution Agreement will generally provide that, subject to the terms and conditions contained therein:

•

Certain assets will be retained by or transferred to us or one of our affiliates, including, but subject to certain exceptions, (i) assets to be specified in Separation and Distribution Agreement or the schedules thereto, or in the ancillary agreements, (ii) any assets reflected in the audited balance sheet of Teradata as of December 31, 2006 as assets of Teradata and its subsidiaries, (iii) certain specified real property assets and tangible property located on such property, (iv) any assets resulting from or acquired in the operation of the Teradata business after December 31, 2006, (v) certain assets held prior to the spin-off by NCR or its subsidiaries which are used primarily in the Teradata business, (vi) a specified amount of cash as contemplated by the pro forma balance sheet included in this information statement, and (vii) certain other assets to be specified. Certain assets are specifically excluded as assets which will be retained by or transferred to NCR, including (i) specified contracts and other agreements, (ii) real property used primarily in NCR’s business and other specified real property, and (iii) certain other specified assets.

•

Certain liabilities will be retained by or transferred to us or one of our affiliates, including, but subject to certain exceptions, (i) liabilities to be specified in Separation and Distribution Agreement or the schedules thereto, or in the ancillary agreements, (ii) all liabilities, including any employee-related liabilities and environmental liabilities, primarily relating to, arising out of or resulting from the operation of the Teradata business or assets to be transferred to or retained by Teradata pursuant to the Separation and Distribution Agreement, (iii) a specified portion of certain liabilities which Teradata will share with NCR, (iv) all liabilities reflected as liabilities or obligations of Teradata in the audited balance sheet of Teradata as of December 31, 2006, subject to any discharge of such liabilities subsequent to December 31, 2006, (v) all liabilities relating to certain specified legal suits or proceedings, and (vi) all liabilities relating to certain specified matters. Certain liabilities are specifically excluded as liabilities that will be retained by or transferred to NCR, including (i) environmental liabilities accrued as of the date of the Separation and Distribution Agreement solely relating to the existence of any leasehold interest that is a Teradata asset if the applicable lessor or sub-lessor is NCR or an NCR subsidiary, (ii) liabilities relating to certain terminated, divested or discontinued businesses and operations, and (iii) certain other specified liabilities.

In general, neither Teradata nor NCR will make any representations or warranties regarding the assets, businesses or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either Teradata or NCR, or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation and Distribution Agreement or in any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis.

Treatment of NCR Fox River Liability. NCR has been identified as a potentially responsible party in connection with certain environmental matters, including the Fox River matter, as further described in NCR’s Annual Report on Form 10-K for the year ended December 31, 2006, at “Environmental Matters” under Note 11 of Notes to Consolidated Financial Statements, “Commitments and Contingencies,” and in the “Critical Accounting Policies and Estimates” section of NCR’s “Management Discussion and Analysis.” We believe that Teradata should not be contingently liable for the Fox River matter under applicable law, whether as a successor or otherwise. However, in the event that a party were to assert that we are liable, NCR is obligated under the Separation and Distribution Agreement to indemnify Teradata with respect thereto.

Assignments of Obligations. NCR and Teradata will be required to use their reasonable best efforts to obtain consents, approvals and amendments required to novate or assign the liabilities that are to be transferred pursuant to the Separation and Distribution Agreement. If either party is unable to obtain required consents, approvals or amendments, the prospective assignor will act as agent or subcontractor for the prospective assignee and perform the assignee’s obligations, and the assignee will pay and remit to the assignor all money, rights and other consideration received by the assignee in respect of such performance.

The Distribution. The Separation and Distribution Agreement will also govern the rights and obligations of the parties regarding the proposed distribution. Prior to the distribution, we will distribute to NCR as a stock dividend the number of shares of our common stock distributable in the distribution. NCR will cause its agent to distribute all of the issued and outstanding shares of our common stock to NCR stockholders who hold NCR shares as of the applicable record date.

Additionally, the Separation and Distribution Agreement will provide that the distribution is subject to several conditions that must be satisfied or waived by NCR in its sole discretion. For further information regarding these conditions, see the section entitled “The Separation—Conditions to the Distribution” included elsewhere in this information statement. NCR may, in its sole discretion, determine the distribution date and the terms of the distribution, and may at any time until completion of the distribution decide to abandon or modify the distribution.

Termination. The Separation and Distribution Agreement will provide that it may be terminated at any time prior to the distribution date by NCR.

Release of Claims. We and NCR will agree to broad pre-closing releases pursuant to which each will release the other from any claims against the other party which arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the time of the distribution date. These releases will be subject to certain exceptions set forth in the Separation and Distribution Agreement.

Indemnification. We will indemnify NCR and its affiliates and their directors, officers and employees against liabilities relating to, arising out of or resulting from our failure to pay or satisfy any liabilities related to:

•	Failure to pay, perform or otherwise promptly discharge any liabilities or contracts allocated to us in the separation;

•	Our business, or any liabilities or contracts allocated to us in the separation;

•	Any breach by us or our affiliates of the Separation and Distribution Agreement or any of the ancillary agreements contemplated by the Separation and Distribution Agreement; and

•

Any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated or necessary to make statements in this information statement or related disclosure documents not misleading.

NCR will indemnify us and our affiliates, directors, officers and employees against liabilities relating to, arising out of or resulting from our failure to pay or satisfy any liabilities related to:

•	Failure to pay, perform or otherwise promptly discharge any liabilities or contracts of NCR and its affiliates other than liabilities allocated to us in the separation;

•	The business and operations of NCR and any liabilities of NCR which are not allocated to us in the separation; and

•	Any breach by NCR or its affiliates of the Separation and Distribution Agreement or any of the ancillary agreements contemplated by the Separation and Distribution Agreement.

The Separation and Distribution Agreement will also specify procedures with respect to claims subject to indemnification and related matters.

Business Opportunities. Neither NCR, Teradata nor their respective affiliates will have any duty to refrain from engaging in similar activities or lines of business or doing business with suppliers or customers, and the parties acknowledge that neither of them will have any duty to communicate or offer any business opportunities to the other.

Exchange of Information. The Separation and Distribution Agreement will provide that the parties will exchange certain information reasonably required to comply with reporting, filing, audit, litigation, tax, regulatory and other obligations. In addition, the parties will use reasonable best efforts to retain information in accordance with NCR’s retention policies as in effect on the distribution date, and certain confidentiality obligations will apply.

Dispute Resolution. As a general rule, NCR and Teradata have agreed to arbitration in the event of a dispute or claim arising out of the Separation and Distribution Agreement, any related ancillary agreements or the transactions contemplated by these agreements. However, NCR and Teradata agree that if the amount in controversy is determined to be reasonably likely to be in excess of $[•] million, either party may elect to commence a court action in lieu of arbitration.

Further Assurances. NCR and Teradata agree to use reasonable best efforts to take all actions reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by the Separation and Distribution Agreement and the ancillary agreements related thereto.

Intellectual Property Agreements

Teradata and the other businesses of NCR use patents, trademarks, copyrights and other types of intellectual property. As part of the separation, such intellectual property will be allocated to NCR or Teradata. In some cases, the intellectual property will be cross-licensed by NCR and Teradata after the spin-off. NCR and Teradata expect to enter into a Brand License Agreement, a Copyright Assignment, a Patent Assignment, a Patent License Agreement, a Technology Assignment, a Technology License and Access Agreement, a Trademark and Service Mark Assignment and certain assignments and other agreements related to intellectual property.

For the most part, patents will be transferred to Teradata if they are more relevant to the Teradata business than the other businesses of NCR. Patents will be retained by NCR if they are more relevant to the non-Teradata businesses of NCR. Under this approach, Teradata is expected to receive approximately 20% of NCR’s approximately 1,750 U.S. patents and approximately 50% of NCR’s approximately 1,000 pending U.S. patent applications. Neither joint ownership of patents nor joint defense agreements (that is, agreements permitting a non-owner of intellectual property to assert rights to the intellectual property as a defendant in infringement suits) are expected as a general matter, but it is possible that a small number of patents would be jointly owned.

NCR and Teradata expect to enter into a conventional cross-licensing agreement with each other in respect of all or most of the patents. Under the cross-license agreement, NCR and its subsidiaries would be entitled to use the patents transferred to Teradata, and Teradata would be entitled to use the patents retained by NCR. No royalty or balancing payments would be made under the cross-licenses. The cross-licenses are expected to be perpetual and to apply to all existing patents and patent applications, as well as patents filed within a specified period, such as three or five years. The licensee (NCR or Teradata) would have no right to sub-license the patent or otherwise collect royalties in respect of the patent licensed to it. There would likely be “field of use” restrictions. For example, Teradata would not be entitled to use the patents cross-licensed to Teradata to produce ATMs, and NCR would not be entitled to use the patents cross-licensed to NCR to produce a data warehouse.

NCR has existing licensing and cross-licensing agreements with many third parties. Most of these license agreements with third parties will be retained at NCR, while a few may be transferred to Teradata. In a limited number of licenses, Teradata may not have ongoing rights under the third parties’ patents.

Trademarks relating to the Teradata business will be transferred to Teradata. The parties may, on a transitional basis, allow Teradata to use NCR trademarks for a brief period (e.g., to permit new business cards and stationery to be created using only the Teradata trademarks).

Copyrights relating to the Teradata business will be transferred to Teradata. In general, copyrights are not expected to be shared after the spin-off except for certain common support function software for which joint ownership of copyrights will be necessary.

Other forms of intellectual property (such as know-how, trade secrets and technology) will be allocated to the entity to which they are most relevant. These types of intellectual property will likely be subject to a royalty-free perpetual cross-licensing arrangement between NCR and Teradata, similar to the cross-licensing arrangement between NCR and Teradata described for patents.

Tax Sharing Agreement

The Tax Sharing Agreement will govern the respective rights, responsibilities, and obligations of NCR and Teradata after the spin-off, with respect to tax liabilities and benefits, tax attributes, tax contests and other tax matters regarding income taxes, other taxes and related tax returns. In general, NCR will be responsible for all taxes reported on any separate tax return of NCR (i.e., one that includes NCR or one of its subsidiaries but does not include Teradata or one of its subsidiaries) and will be responsible for all taxes reported on any joint return (i.e., one that includes NCR or one its subsidiaries, on the one hand, and Teradata or one of its subsidiaries, on the other hand), and Teradata will be responsible for all taxes reported on any separate tax return of Teradata (i.e., one that includes Teradata or one of its subsidiaries but does not include NCR or one of its subsidiaries).

The Tax Sharing Agreement will provide for certain restrictions on our ability to pursue strategic or other transactions that may maximize the value of our business. The Tax Sharing Agreement will provide special rules allocating tax liabilities in the event that the spin-off, together with certain related transactions, were not tax-free. In general:

•	If any of the following events (among others) prevents the spin-off and related transactions from being tax-free, we will be liable for the resulting taxes:

•	Any acquisition of all or a portion of our stock or assets, whether by merger or otherwise;

•	We cease to actively conduct the Teradata business during the two-year period following the spin-off; or

•	We take or fail to take any other action that prevents the spin-off and related transactions from being tax-free.

•

During the two-year period following the spin-off, among other restrictions, we may not, subject to certain exceptions, enter into or authorize (i) any transaction resulting in the acquisition of 40% or more of our stock or 60% or more of our assets, (ii) any merger, (iii) any issuance of equity securities beyond certain thresholds or (iv) any repurchase of Teradata common stock unless (a) we deliver to NCR a “will”-level legal opinion, satisfactory to NCR, stating that the intended transaction will not prevent the spin-off and related transactions from being tax-free or (b) NCR obtains a letter ruling, satisfactory to NCR, from the IRS to this effect.

•

During the two-year period following the spin-off, if we enter into, or authorize, a transaction resulting in the acquisition of 25% or more (but less than 40%) of our stock, our Board of Directors must provide NCR with a certificate describing the transaction and stating that the transaction is not subject to the opinion/ruling procedure described above.

•

The fact that NCR receives a board certificate, legal opinion or letter ruling will not, in itself, exonerate us from liability for taxes in the event that the spin-off and related transactions were not tax-free as a result of our actions or as a result of an acquisition of our stock or assets.

These covenants and indemnity obligations may discourage, delay or prevent a change of control that you may consider favorable. Though valid as between the parties, the Tax Sharing Agreement will not be binding on the IRS.

Interim Services and Systems Replication Agreement

NCR and Teradata plan to enter into an Interim Services and Systems Replication Agreement, which will provide for the provision of certain transitional services by Teradata and its subsidiaries to NCR and its subsidiaries, and vice versa. The services may include the provision of administrative and other services identified by the parties. The Interim Services and Systems Replication Agreement will provide for a term of up to 18 months, which may be extended for an additional six months if reasonably necessary to facilitate the transition. The pricing is expected to be based on actual costs incurred by the party rendering the services plus a fixed percentage.

•	Shared Software Applications. Approximately 90% of the software applications used in the Teradata business are also used by the other businesses of NCR. A portion of the shared applications will be duplicated and contributed to Teradata before the spin-off. Shared applications not duplicated and contributed before the spin-off will remain with NCR and will continue being shared until duplicates are created for Teradata. The cost of creating new security features, and the cost of running and maintaining these applications, will be shared ratably by NCR and Teradata pursuant to the Interim Services and Systems Replication Agreement.

•

Computer Infrastructure Support Services. Dedicated computer infrastructure used to operate the software applications contributed to Teradata will be owned by Teradata following the spin-off. However, NCR will continue to provide a significant portion of support services for this infrastructure pursuant to the Interim Services and Systems Replication Agreement until Teradata hires a third party to manage its data center operations or establishes its own data center.

•

Network Infrastructure Support Services. After the spin-off, telephones and associated hardware and software used to channel voice data used by Teradata will largely be owned by NCR, with Teradata owning those items purchased specifically for Teradata’s use. NCR will continue to provide support services for this infrastructure pursuant to the Interim Services and Systems Replication Agreement until Teradata hires a third party to manage its network operations or establishes its own network operations center.

•

Spare Parts Support Services. After the spin-off, NCR’s customer services business will provide spare parts support to Teradata on a transition basis pursuant to the Interim Services and Systems Replication Agreement. Spare parts support is the purchase, repair, stocking, shipping and inventory management of spare parts used in the repair and replacement of hardware components that fail. The service will be provided for a fixed term, beginning on the date of the spin-off and ending on December 31, 2008, with an option to extend for up to six months. Under the agreement, Teradata will pay NCR’s cost of providing such services.

Employee Benefits Agreement

Prior to the spin-off, NCR and Teradata will enter into an Employee Benefits Agreement, which will address certain employee compensation, benefit and labor-related matters. In general, Teradata will be responsible for all obligations and liabilities relating to current and former employees of Teradata and their dependents and beneficiaries and NCR will be responsible for all obligations and liabilities relating to its current and former employees, even if such former employees performed services in the past for the Teradata business, and their dependents and beneficiaries. The most significant exception to these general terms is that with respect to the U.S. Pension Plan and non-qualified pension plans, and to the extent legal and/or practicable under the laws of non-U.S. jurisdictions, all assets and liabilities relating to any defined benefit pension plans, whether relating to Teradata or NCR employees, will be retained by NCR. If such treatment is not permitted in non-U.S. jurisdictions, Teradata will assume the assets and liabilities with respect to the pension plans relating to Teradata employees in the non-U.S. jurisdictions.

As of the date of the spin-off, and except with respect to certain health insurance coverage, Teradata and its subsidiaries will cease to participate in any benefit plan or trust under any such plan sponsored or maintained by NCR or its subsidiaries (other than Teradata) and NCR will cease to participate in any benefit plan or trust under any such plan sponsored or maintained by Teradata or its subsidiaries. With respect to employees who are transferred to Teradata in connection with the spin-off, Teradata will generally recognize and credit service with Teradata and NCR. As soon as practicable after the date of the spin-off, the account balances of Teradata employees in the savings plans maintained by NCR will be transferred to the trust funding the Section 401(k) plan that will be maintained by Teradata. In addition, the deferred compensation liabilities of Teradata employees under the deferred compensation plans maintained by NCR will be transferred to Teradata and a proportionate share of the assets funding such liabilities will be transferred to the trust funding the deferred compensation plan that will be maintained by Teradata.

In general, pursuant to the Employee Benefits Agreement, all liabilities relating to health and welfare coverage or claims and workers compensation claims submitted by (or, in the case of a jurisdiction in which such coverage is fully insured, incurred by) or on behalf of Teradata employees or their covered dependents under the NCR health and welfare plans on or before the date of the spin-off will remain liabilities of NCR, and all liabilities relating to health and welfare coverage or claims incurred by or on behalf of Teradata employees or their covered dependents after the date of the spin-off will be liabilities of Teradata.

It is presently intended that immediately following the spin-off, current and former employees of Teradata and its subsidiaries will receive coverage under new Teradata health insurance plans similar to that which they received under NCR’s health insurance plans. In the event that such coverage is not immediately available under certain plans or in certain countries, Teradata employees will remain covered under NCR’s existing health insurance plans for a period ending no later than December 31, 2007, and Teradata will reimburse NCR for all expenses incurred by NCR as a result of this arrangement. As of January 1, 2008, current and former employees of Teradata and its subsidiaries will be covered under the health insurance plans of Teradata.

Options, performance shares, performance options, restricted stock, and restricted stock units will be treated as follows at the spin-off: (1) each option and other stock-based award based on shares of NCR common stock that is held by an employee of NCR will, at the spin-off, be substituted for an option or award based on shares of NCR common stock with the number of shares and, in the case of a stock option, the exercise price being equitably adjusted to preserve the intrinsic value of the award or option as of immediately prior to the spin-off; (2) each option and other stock-based award based on shares of NCR common stock that is held by an employee of Teradata will, at the spin-off, be substituted for an option or award based on shares of Teradata common stock with the number of shares and, in the case of a stock option, exercise price being equitably adjusted to preserve the intrinsic value of the award or option as of immediately prior to the spin-off; and (3) each option based on shares of NCR common stock that is held by a retiree of NCR will, at the spin-off, be substituted for an option based on shares of NCR common stock and an option based on shares of Teradata common stock with the number of shares and the exercise price being equitably adjusted to preserve the intrinsic value of the option as of immediately prior to the spin-off. The NCR Compensation and Human Resource Committee is evaluating the manner in which outstanding performance-based awards will be measured and distributed.

Real Estate Arrangements

At approximately 100 locations globally, real estate is presently used by both the Teradata business and the other businesses of NCR, and it is intended that, at least for some period, those properties will continue to be used by both companies after the spin-off. Some of the shared properties are presently owned by NCR or a subsidiary and others are leased from third parties. In almost all cases, NCR or its subsidiary will retain ownership of the owned properties and retain the leasehold from the third party in the case of the leased properties. A portion of each owned property will be leased to Teradata or its subsidiary, and a portion of each leased property will be subleased to Teradata or its subsidiary.

In the case of owned properties, the lease to Teradata or its subsidiary will reflect a fair market value rent and a term in almost all cases not in excess of five years. In the case of the leased properties, the sublease will pass through all the costs (such as rent, property taxes and utilities) that NCR or its subsidiary incurs under the lease from the third party for the portion of the property that will be subleased to Teradata, and the sublease terms will otherwise reflect the third party lease. The term of the third party lease in almost all cases was five years or less when the third party lease was entered into and thus the costs that are passed through to Teradata under the sublease will approximate a fair-market-value rent. The term of the sublease will not extend beyond the term of the third party lease. Some of the leases may include personal property, such as computers and furniture, located on the premises.

In a few cases, owned properties may be transferred to Teradata and a portion leased back to NCR under terms similar to those described above for owned properties that are retained by NCR and leased to Teradata.

Enterprise Data Warehousing Sales and Support Agreement

After the spin-off, NCR and Teradata will enter into a commercial agreement for the purchase by NCR of enterprise data warehouse hardware, software licenses, deliverables licenses and services (together, the “Teradata Offerings”). Under that agreement, Teradata will provide maintenance and support services and coverage in support of NCR’s enterprise data warehouse (which includes Teradata hardware, the Teradata operating system and the Teradata database software, along with certain related utilities, tools, applications and deliverables) and certain other applications used by NCR on the Teradata database platform.

Under the Enterprise Data Warehousing Sales and Support Agreement, Teradata will, when ordered and paid for by NCR, provide NCR with maintenance and support services and coverage for NCR’s existing enterprise data warehouse. After the spin-off, NCR will use the database software and technology included in its existing enterprise data warehouse pursuant to either a pre-paid license that will be retained by NCR or a subscription service arrangement. Under this agreement, NCR may purchase additional Teradata Offerings from Teradata if NCR desires to expand, upgrade or replace its enterprise data warehouse. The fees for maintenance, support and, if applicable, subscription are payable at market rates annually in advance of the annual coverage period.

This commercial agreement and orders under it for the provision of Teradata Offerings, including continuing maintenance, support and coverage fees for NCR’s enterprise data warehouse, will be terminable by either party with 30 days’ advance written notice and will reflect arm’s length terms and conditions similar to those applicable to other third parties. The pricing for the Teradata Offerings will be based on arm’s length, fair-market-value net order prices after discounts that are no greater or less than those for comparable products for comparable customers under similar circumstances.

Other Commercial Agreements

After the spin-off, NCR and Teradata will enter into certain other commercial agreements, each of which will reflect arm’s length, fair-market-value pricing, terms and conditions. These commercial agreements are described below:

•

IT Maintenance and Support Services and IT Managed Services Agreements. NCR’s customer services business will provide (i) information technology maintenance and support services, and (ii) information technology managed services to Teradata. Maintenance and support services are comprehensive hardware and software support services, and managed services include help desk services. The customer services business will provide these services to Teradata on an ongoing basis pursuant to commercial agreements terminable by either party with 30 days’ advance written notice.

•

Service Provider Agreements. NCR’s customer services business will provide (1) on-site information technology support services to Teradata customers, and (2) level one call-taking support services to Teradata customers in Japan and certain European countries. On-site support is the repair and replacement of hardware components that fail. In connection with such services, under the Service Provider Agreements, 25 to 30 employees (or their full-time equivalents) in the customer services business will provide on-site support services. In addition, under this agreement, NCR’s customer services business will provide support for level one calls, which are the initial customer calls made to service providers in order to initiate service on a product. In most areas in which the Teradata business will offer service to its customers, Teradata personnel will take the level one calls. However, in some countries that require local language skills and where call volume is low, Teradata intends to use NCR’s customer services business to screen initial customer calls and then forward those calls to the appropriate Teradata experts for further action. These agreements will have renewable, one-year terms and will be similar to the numerous customer services business commercial agreements with third parties.

•

Distributor Agreement. NCR may act as a distributor for Teradata in certain Middle Eastern jurisdictions where Teradata does not expect to have sufficient business volume to justify the expense of a direct presence. NCR would distribute Teradata products and Teradata systems to end-user customers pursuant to a distributorship commercial agreement similar to those that NCR and Teradata have with third parties.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of information concerning our capital stock. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of our amended and restated certificate of incorporation or of our amended and restated by-laws. The summary is qualified in its entirety by reference to these documents, which you must read for complete information on our capital stock. Our amended and restated certificate of incorporation and by-laws are included as exhibits to our registration statement on Form 10.

Distributions of Securities

In the past three years, Teradata has not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities, that were not registered under the Securities Act of 1933, as amended.

Common Stock

Immediately following the distribution, our authorized capital stock will consist of [•] million shares of common stock, par value $[•] per share.

Shares Outstanding. Immediately following the distribution, we expect that approximately [•] million shares of our common stock will be issued and outstanding based upon approximately [•] shares of NCR common stock outstanding as of [•], and assuming no exercise of NCR options and applying the distribution ratio of one share of our common stock for each share of NCR common stock held as of the record date.

Dividends. Subject to prior dividend rights of the holders of any preferred shares, holders of shares of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose. Teradata does not expect to pay a cash dividend.

Voting Rights. Each share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. In an uncontested election for Board members, the Board members are elected by the affirmative vote of a majority of shares present in person or by proxy and entitled to vote. In a contested election, the Board is elected by a plurality of shares present in person or by proxy and entitled to vote.

Holders of shares of our common stock do not have cumulative voting rights. In other words, a holder of a single share of common stock cannot cast more than one vote for each position to be filled on our Board. A consequence of not having cumulative voting rights is that the holders of a majority of the shares of common stock entitled to vote in the election of directors can elect all directors standing for election, which means that the holders of the remaining shares will not be able to elect any directors.

Certain supermajority vote requirements apply to stockholder voting, as discussed further below.

Other Rights. In the event of any liquidation, dissolution or winding up of our company, after the satisfaction in full of the liquidation preferences of holders of any preferred shares, holders of shares of our common stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of our common stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of our common stock are not entitled to pre-emptive rights.

Fully Paid. The issued and outstanding shares of our common stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of our common stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

Preferred Stock

We are authorized to issue up to [•] million shares of preferred stock, par value $[•] per share. Our Board, without further action by the holders of our common stock, may issue shares of our preferred stock. Our Board is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preferences and conversion or exchange rights of any class or series of preferred stock, and to fix the number of classes or series of preferred stock, the number of shares constituting any such class or series and the voting powers for each class or series.

The authority possessed by our Board to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our Board may issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock. There are no current agreements or understandings with respect to the issuance of preferred stock and our Board has no present intention to issue any shares of preferred stock.

Restrictions on Payment of Dividends

We are incorporated in Delaware and are governed by Delaware law. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law.

Anti-takeover Effects of Our Certificate of Incorporation, By-laws and Delaware Law

Some provisions of our amended and restated certificate of incorporation and by-laws and of Delaware law could make the following more difficult:

•	acquisition of Teradata by means of a tender offer;

•	acquisition of Teradata by means of a proxy contest or otherwise; or

•	removal of Teradata’s incumbent officers and directors.

These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. The provisions summarized below are designed to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Board Classification

Our amended and restated certificate of incorporation and by-laws provide that our Board is divided into three classes. Our initial Board of Directors is expected to consist of [•] members. The term of the first class of directors expires at our 2008 annual meeting of stockholders, the term of the second class of directors expires at our 2009 annual meeting of stockholders and the term of the third class of directors expires at our 2010 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three-year term, one class being elected each year by our stockholders.

Size of Board and Vacancies; Removal

Our amended and restated certificate of incorporation and by-laws provide that the number of members of the Board shall be fixed exclusively by a resolution adopted by the affirmative vote of a majority of the entire Board, subject to the rights of the holders of preferred stock, if any. Subject to the terms of any one or more classes or series of preferred stock, any vacancy on the Board that results from an increase in the number of directors may be filled by a majority of the Board then in office, provided that a quorum is present, and any other vacancy occurring on the Board may be filled by a majority of the Board then in office, even if less than a quorum, or by a sole remaining director. Subject to the rights, if any, of the holders of shares of preferred stock, any director or the entire Board of Directors may only be removed from office for cause by the affirmative vote of the holders of at least eighty percent (80%) of the voting power of the Company’s then outstanding capital stock entitled to vote generally in the election of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and by-laws expressly eliminate the right of our stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of our stockholders.

Stockholder Meetings

Under our amended and restated certificate of incorporation and by-laws, only our Chairman of the Board or our Chief Executive Officer may call special meetings of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated by-laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our Board or a committee of our Board.

Delaware Anti-takeover Law

Upon the distribution, we will be subject to Section 203 of the Delaware General Corporation Law, (“DGCL”), an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the business combination or the transaction in which such person becomes an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our Board, and the anti-takeover effect includes discouraging attempts that might result in a premium over the market price for the shares of our common stock.

Supermajority Voting

Our amended and restated certificate of incorporation provides that amendments to provisions in the amended and restated certificate of incorporation relating to the general powers of the Board, the number, classes and tenure of directors, filling vacancies on the Board, removal of directors, limitation of liability of directors, indemnification of directors and officers, special meetings of stockholders, stockholder action by written consent, and the supermajority amendment provision of the amended and restated certificate of incorporation will require the affirmative vote of the holders of at least 80% of the voting power of the shares entitled to vote generally in the election of directors.

Our amended and restated certificate of incorporation and by-laws provide that amendments to the by-laws may be made by either the affirmative vote of at least a majority of the entire Board or by the affirmative vote of holders of at least two-thirds of outstanding shares of voting power of shares entitled to vote at an election of directors, except that unless approved by a majority of the entire Board, the affirmative vote of holders of at least 80% of the voting power of shares entitled to vote at an election of directors is required to amend provisions of the amended and restated by-laws relating to special meetings of stockholders, stockholder action by written consent, organization and conduct of stockholder meetings, advance notice requirements for business to be transacted at stockholder meetings, nomination of directors, the number, classes and tenure of directors, filling vacancies on the Board, resignations and removals of directors, indemnification of officers, directors and others, and the supermajority amendment provision of the amended and restated by-laws.

In addition, our amended and restated certificate of incorporation and by-laws provide that subject to the rights, if any, of the holders of shares of preferred stock, any director or the entire Board of Directors may only be removed from office for cause by the affirmative vote of the holders of at least 80% of the voting power of the Company’s then outstanding capital stock entitled to vote generally in the election of directors.

No Cumulative Voting

Our amended and restated certificate of incorporation and by-laws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock

The authorization in our amended and restated certificate of incorporation of undesignated preferred stock makes it possible for our Board to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. The provision in our amended and restated certificate of incorporation authorizing such preferred stock may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Mellon Investors Services, LLC.

NYSE Listing

We intend to apply to list our shares of common stock on the New York Stock Exchange. We expect that our shares will trade under the ticker symbol “TDC.”

Limitation on Liability of Directors and Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation—a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Our amended and restated certificate of incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and by-laws provide that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director or officer, or by reason of the fact that our director or officer is or was serving, at our request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by us. We will indemnify such persons against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action if such person acted in good faith and in a manner reasonably believed to be in our best interests and, with respect to any criminal proceeding, had no reason to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such actions, and court approval is required before there can be any indemnification where the person seeking indemnification has been found liable to us. Any amendment of this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

We intend to obtain policies that insure our directors and officers and those of our subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under these policies, the insurer, on our behalf, may also pay amounts for which we have granted indemnification to the directors or officers.

DESCRIPTION OF MATERIAL INDEBTEDNESS

We expect to enter into a customary revolving credit facility with available borrowing capacity of approximately $300 million, although we have not yet obtained any financing commitment for that facility.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock that NCR stockholders will receive in the distribution. This information statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to our company and the distribution, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this information statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the applicable document.

After the distribution, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at http://www.sec.gov. You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549, at the SEC’s regional offices in New York at 233 Broadway, New York, New York 10279, and in Chicago at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

We maintain an Internet site at http://www.teradata.com. Our website and the information contained on that site, or connected to that site, are not incorporated into this information statement or the registration statement on Form 10.

INDEX TO FINANCIAL STATEMENTS*

Financial Statements and Financial Statement Schedule for the Teradata Data Warehousing Business of NCR Corporation

*	As described in the Risk Factors and elsewhere in the information statement, these financial statements should not be relied upon as an indication of Teradata’s future financial performance or expense structure.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of NCR Corporation:

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of the Teradata Data Warehousing Business of NCR Corporation (the “Company”) at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Dayton, Ohio

May 10, 2007

Teradata Data Warehousing Business of NCR Corporation

Statements of Income

(In millions, except per share amounts)

	For the years ended December 31
	2006	2005	2004
Revenue
Product revenue	$820	$786	$728
Service revenue	740	681	621

Total revenue	1,560	1,467	1,349

Operating expenses
Cost of products	292	286	287
Cost of services	429	386	354
Selling, general and administrative expenses	410	391	391
Research and development expenses	117	120	118

Total operating expenses	1,248	1,183	1,150

Income before income taxes	312	284	199
Income tax expense	114	78	61

Net income	$198	$206	$138

The accompanying notes are an integral part of the financial statements.

Teradata Data Warehousing Business of NCR Corporation

Balance Sheets

(In millions)

	As of December 31
	2006	2005
Assets
Current assets
Cash and cash equivalents	$—	$—
Accounts receivable, net	392	350
Inventories, net	36	29
Other current assets	84	65

Total current assets	512	444

Property, plant and equipment, net	64	60
Capitalized software, net	51	45
Goodwill	90	81
Deferred income taxes	261	263
Other assets	31	18

Total assets	$1,009	$911

Liabilities and parent company equity
Current liabilities
Accounts payable	$67	$63
Payroll and benefits liabilities	78	81
Deferred service revenue and customer deposits	194	180
Other current liabilities	54	46

Total current liabilities	393	370

Income tax accruals	19	23
Other liabilities	—	1

Total liabilities	412	394

Commitments and contingencies (Note 10)

Parent company equity
Parent company investment	579	502
Accumulated other comprehensive income	18	15

Total parent company equity	597	517

Total liabilities and parent company equity	$1,009	$911

The accompanying notes are an integral part of the financial statements.

Teradata Data Warehousing Business of NCR Corporation

Statements of Cash Flows

(In millions)

	For the years ended December 31
	2006	2005	2004
Operating activities
Net income	$198	$206	$138
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	55	55	48
Stock-based compensation expense	9	1	1
Deferred income taxes	(10)	(18)	(38)
Non-cash income tax adjustment	—	(33)	(14)
Other adjustments to income, net	—	—	(3)
Changes in assets and liabilities:
Receivables	(42)	(16)	(30)
Inventories	(7)	(5)	5
Current payables and accrued expenses	1	(2)	36
Deferred service revenue and customer deposits	15	10	32
Other assets and liabilities	—	(6)	6

Net cash provided by operating activities	219	192	181

Investing activities
Expenditures for property, plant and equipment	(20)	(18)	(14)
Proceeds from sales of property, plant and equipment	—	—	1
Additions to capitalized software	(48)	(37)	(44)
Other investing activities, net	(21)	(8)	—

Net cash used in investing activities	(89)	(63)	(57)

Financing activities
Transfers to parent, net	(130)	(129)	(124)

Net cash used in financing activities	(130)	(129)	(124)

Effect of exchange rate changes on cash and cash equivalents	—	—	—

Increase in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—

The accompanying notes are an integral part of the financial statements.

Teradata Data Warehousing Business of NCR Corporation

Statements of Changes in Parent Company Equity

(In millions)

	Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Total Parent Company Equity	Comprehensive Income
December 31, 2003	$409	$15	$424
Employee stock compensation plans	1	—	1
Net income	138	—	138	$138
Currency translation adjustments	—	5	5	5

Comprehensive income				$143

Net transfers to parent	(124)	—	(124)

December 31, 2004	424	20	444
Employee stock compensation plans	1	—	1
Net income	206	—	206	$206
Currency translation adjustments	—	(5)	(5)	(5)

Comprehensive income				$201

Net transfers to parent	(129)	—	(129)

December 31, 2005	502	15	517
Employee stock compensation plans	9	—	9
Net income	198	—	198	$198
Currency translation adjustments	—	3	3	3

Comprehensive income				$201

Net transfers to parent	(130)	—	(130)

December 31, 2006	$579	$18	$597

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

OF THE TERADATA DATA WAREHOUSING BUSINESS OF NCR CORPORATION

Note 1 Description of Business, Separation, Basis of Presentation and Significant Accounting Policies

The Teradata Data Warehousing business of NCR Corporation (“Teradata” or “the Company”) provides enterprise data warehousing solutions for customers worldwide that combine hardware, software, including the Teradata database and tools, data mining and analytical applications, and related consulting and support services.

The Separation. On January 5, 2007, the Board of Directors of NCR Corporation (“NCR”) preliminarily approved the separation of NCR into two independent publicly traded companies through the spin-off of 100% of Teradata to holders of shares of NCR stock. Teradata provides solutions worldwide that are designed specifically to enable its customers to build, expand and enhance their relationships with customers by facilitating transactions and transforming data from transactions into useful business information. To effect the separation, Teradata Corporation, a Delaware corporation, was formed on March 27, 2007 as a wholly-owned subsidiary of NCR. Prior to the separation, the assets and liabilities of Teradata will be transferred to Teradata Corporation. NCR intends to accomplish the separation through a distribution of Teradata Corporation shares to NCR stockholders that is tax-free for U.S. federal income tax purposes. Following the distribution, NCR’s stockholders will own 100% of the equity in both companies. The separation will not require a vote by NCR stockholders.

Basis of Presentation. The financial statements presented herein include the assets, liabilities, operating results and cash flows of the Teradata business. These financial statements have been prepared on a carve-out basis using NCR’s historical bases in the assets and liabilities and the historical results of operations of Teradata. Changes in parent company equity represent NCR’s net investment in Teradata, after giving effect to the net income of Teradata plus net cash transfers to and from NCR.

The historical financial statements include allocations of certain NCR corporate expenses including treasury, accounting, tax, legal, internal audit, human resources, severance, pension, public and investor relations, general management, real estate, shared information technology systems, procurement and other statutory functions such as board of directors and other centrally managed employee benefit arrangements that benefit the Teradata business. These costs include the costs of salaries, benefits and other related costs. The Company was allocated $122 million in 2006, $139 million in 2005 and $163 million in 2004 of general corporate overhead expenses incurred by NCR.

Management believes the assumptions and methodologies underlying the allocation of general corporate overhead expenses from NCR are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Company if it had operated as an independent, publicly traded company or of the costs expected to be incurred in the future. As such, the financial information herein may not necessarily reflect the financial position, results of operations, and cash flows of the Company in the future or what it would have been had the Company been an independent, publicly traded company during the periods presented. Refer to Note 5 for further information regarding allocated expenses.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States (otherwise referred to as GAAP) requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates.

Revenue Recognition. Teradata’s solution offerings typically include hardware, software, software subscriptions, maintenance support services and other professional consulting services. Teradata records revenue when it is realized, or realizable, and earned. Teradata considers these requirements met when: (a) persuasive evidence of an arrangement exists; (b) the products or services have been delivered to the customer; (c) the sales price is fixed or determinable and free of contingencies or significant uncertainties; and (d) collectibility is reasonably assured. Teradata reports revenue net of any taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions. Teradata delivers its solutions primarily through direct sales channels, as well as alliances with system integrators, other independent software vendors and value-added resellers.

Substantially all of Teradata’s solutions contain software that is more than incidental to the hardware and services. The typical solution requires no significant production, modification or customization of the software or hardware and the software is not essential to the functionality of the hardware. Revenue related to software and software related elements are recognized under Statement of Position 97-2, Software Revenue Recognition. Revenue for hardware and related installation services is recognized under Staff Accounting Bulletin No. 104, Revenue Recognition. For software and software related elements, Teradata allocates revenue to each element based upon its fair value as determined by vendor specific objective evidence (“VSOE”). VSOE of fair value is based upon the normal pricing and discounting practices for those products and services when sold separately. These elements often involve delivery or performance at different periods of time. Revenue for software is generally recognized upon delivery with the hardware. Revenue for software subscriptions, which provide for unspecified upgrades or enhancements on a when-and-if-available basis, is recognized straight-line over the term of the subscription arrangement. Revenue for maintenance support services is also recognized on a straight-line basis over the term of the service contract. Revenue for other professional consulting services is recognized as services are provided. In certain instances, customer acceptance is required prior to the passage of title and risk of loss of the delivered products. In such cases, no revenue is recognized until the customer acceptance is obtained. Delivery and acceptance generally occur in the same reporting period.

For arrangements involving multiple deliverables, where the deliverables include software and non-software products and services, Teradata applies the provisions of Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, to separate the deliverables and allocate the total arrangement consideration. Accordingly, Teradata evaluates each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) whether the delivered item has value to the customer on a stand-alone basis; (b) whether there is objective and reliable evidence of the fair value of the undelivered items; and (c) if the contract includes a general right of return relative to the delivered item, delivery or performance of the undelivered items is considered probable and substantially in the control of Teradata. If objective and reliable evidence of fair value exists for all units of accounting in the arrangement, revenue is allocated to each unit of accounting based on relative fair values. Each unit of accounting is then accounted for under the applicable revenue recognition guidance. In situations where there is objective and reliable evidence of fair value for all undelivered elements, but not for delivered elements, the residual method is used to allocate the arrangements consideration. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Cash Management. NCR uses a centralized approach to cash management and financing of operations. No separate cash accounts for the Teradata business are maintained and NCR funds the Company’s operating and investing activities as needed. Transfers of available cash both to and from NCR’s cash management system are reflected in the consolidated financial statements as a component of parent company investment.

Allowance for Doubtful Accounts. Teradata establishes provisions for doubtful accounts using both percentages of accounts receivable balances to reflect historical average credit losses and specific provisions for known issues.

Inventories. Inventories are stated at the lower of cost or market, using the average cost method. Excess and obsolete reserves are established based on forecasted usage, orders, technological obsolescence and inventory aging.

Long-Lived Assets.

Property, Plant and Equipment. Property, plant and equipment, leasehold improvements and rental equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the related assets primarily on a straight-line basis. Machinery and other equipment are depreciated over 3 to 20 years and buildings over 25 to 45 years. Leasehold improvements are depreciated over the life of the lease or the asset, whichever is shorter.

Capitalized Software. Certain direct development costs associated with internal-use software are capitalized within other assets and are amortized over the estimated useful lives of the resulting software. Teradata typically amortizes capitalized internal-use software on a straight-line basis over four years beginning when the asset is substantially ready for use.

Costs incurred for the development of software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established under Financial Accounting Standard No. 86 (“SFAS 86”), Accounting for the Costs of Computer Software to be Sold, Leased or Marketed. Technological feasibility is established when all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet its detailed design specifications. In the absence of a detail program design, a working model is used to establish technological feasibility. These costs are included within capitalized software and are amortized over the estimated useful lives of the resulting software. The Company typically amortizes capitalized software on a sum-of-the-years’ digits basis over three years beginning when the product is available for general release. Costs capitalized include direct labor and related overhead costs. Costs incurred prior to technological feasibility and after general release are expensed as incurred. The following table identifies the activity relating to capitalized software:

	2006	2005	2004
	In millions
Beginning balance at January 1	$45	$46	$44
Capitalized	40	34	36
Amortization	(34)	(35)	(34)

Ending balance at December 31	$51	$45	$46

Goodwill and Other Intangible Assets. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill amounts are not amortized, but rather are tested for impairment at least annually. Intangible assets that are not considered to have an indefinite useful life are amortized over their useful lives, which range from 5 to 10 years. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. The Company did not recognize any goodwill or intangible asset impairment charges in 2006, 2005 or 2004.

Valuation of Long-Lived Assets. Long-lived assets such as property, plant and equipment and capitalized software are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount.

Warranty. Provisions for product warranties are recorded in the period in which the related revenue is recognized. The Company accrues warranty reserves using percentages of revenue to reflect the Company’s historical average warranty claims.

Research and Development Costs. Research and development costs are expensed as incurred, in accordance with Statement of Financial Accounting Standards No. 2, Accounting for Research and Development Costs. Research and development costs primarily include payroll and headcount-related costs, contractor fees, facilities costs, infrastructure costs, and administrative expenses directly related to research and development support.

Leases. The Company accounts for material escalation clauses, free or reduced rents and landlord incentives on a straight-line basis over the lease term, including any reasonably assured lease renewals. For leasehold improvements that are funded by the landlord, the Company records the incentive as deferred rent. The deferred rent is then amortized as reductions to lease expense over the lease term.

Pension, Post-retirement and Post-employment Benefits. Teradata employees are eligible to participate in pension, post-retirement and post-employment benefit plans sponsored by NCR in many of the countries where the Company does business. As Teradata participated in NCR’s plans, it accounted for its pension and post-employment benefit costs under the multiemployer plan approach, and has recognized the pension and post-employment costs allocated to it by NCR as expense, with a corresponding contribution in parent company investment. The pension and post-employment benefits costs are allocated to Teradata based on the projected benefit obligation associated with Teradata specific employees and other NCR employees who provided support services to Teradata. Post-retirement benefit costs allocated to Teradata were immaterial in each of the three years ended December 31, 2006.

Foreign Currency. For many Teradata international operations, the local currency is designated as the functional currency. Accordingly, assets and liabilities are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the year. Currency translation adjustments from local functional currency countries resulting from fluctuations in exchange rates are recorded in other comprehensive income. Where the U.S. dollar is the functional currency, translation adjustments are recorded in other income and expense.

Income Taxes. Teradata’s operating results historically have been included in NCR’s consolidated U.S. and state income tax returns and in tax returns of certain NCR foreign subsidiaries. The provision for income taxes in these financial statements has been determined on a separate-return basis. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

Stock Compensation. Stock-based compensation represents the costs related to NCR share-based awards granted to employees of Teradata. The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award and recognizes the cost on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. Please refer to Note 7 of Notes to Financial Statements for more information on Teradata’s stock compensation plans.

Parent Company Investment. Parent company investment on the Balance Sheets represents NCR’s historical investment of capital into the Company, the Company’s accumulated net earnings after taxes, and the net effect of transactions with and allocations from NCR.

Recently Issued Accounting Pronouncements

FASB Interpretation No. 48. In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing thresholds and attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN

48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded as a charge to opening retained earnings in the first quarter of 2007. The Company has evaluated the impact of adopting FIN 48 and expects that the adoption of FIN 48 will not have a material impact on the Company’s financial position, results of operations, effective tax rate or cash flows.

Emerging Issues Task Force (“EITF”) Issue No. 06-3. In June 2006, the EITF ratified the consensus on EITF Issue No. 06-3 (“EITF 06-03”), How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes is an accounting policy decision that should be disclosed in a company’s financial statements. In addition, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company early adopted EITF 06-03 during the quarter ended December 31, 2006. The adoption of EITF 06-03 did not have an impact on our financial condition or results of operations as the Company historically had, and will continue to record these taxes on a net basis.

Statement of Financial Accounting Standards No. 157. In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157 on our financial condition and results of operations.

Statement of Financial Accounting Standards No. 159. In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. SFAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that choose different measurement attributes for similar assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 159 on our financial condition and results of operations.

Note 2 Supplemental Financial Information (in millions)

At December 31	2006	2005
Accounts receivable
Trade	$394	$355
Other	3	2

Accounts receivable, gross	397	357
Less: allowance for doubtful accounts	5	7

Total accounts receivable, net	$392	$350

Inventories
Finished goods, net	$18	$13
Service parts, net	18	16

Total inventories, net	$36	$29

Other current assets
Current deferred tax assets	$75	$63
Other	9	2

Total other current assets	$84	$65

Property, plant and equipment
Land and improvements	$8	$8
Buildings and improvements	50	50
Machinery and other equipment	141	134

Property, plant and equipment, gross	199	192
Less: accumulated depreciation	135	132

Total property, plant and equipment, net	$64	$60

Note 3 Business Combinations

The Company completed four acquisitions of businesses or assets in 2006 and 2005 for a total cost of approximately $23 million. A description of each strategic acquisition, all of which were paid in cash, is as follows:

2006

•	Acquisition of the business assets of SeeCommerce on February 22, 2006 to enhance the Company’s existing demand and supply chain analytic applications portfolio.

•

Source code license of i2 Technologies US, Inc. intellectual property, as well as the permitted hiring of certain i2 employees, on June 28, 2006, to serve as the foundation for the Company’s master data management and product information management solutions.

2005

•

Acquisition of the business assets of InfoWise Solutions, Inc. on March 23, 2005 to enhance the Company’s business intelligence platform by providing users with a personalized view of key performance indicators, alerts and content.

•	Acquisition of DecisionPoint Applications, Inc. on November 30, 2005 to add to the Company’s data warehouse offering by integrating data from financial and non-financial sources in near real-time.

Goodwill recognized in these transactions amounted to $9 million in 2006 and $4 million in 2005, and the amounts are expected to be fully deductible for tax purposes. The total amount for purchased intangible assets was $6 million in 2006 and $3 million in 2005. The weighted-average amortization period is 5 years for the purchased intangible assets, which consist entirely of intellectual property associated with software.

The operating results of these businesses have been included with Teradata’s results as of the respective closing dates of the acquisitions. The pro forma disclosures required under FASB Statement No. 141, Business Combinations, are not being provided because the impact of the transactions is not material. The purchase prices of these businesses, reported under Other Investing Activities in the Statements of Cash Flows, have been allocated to the estimated fair value of net tangible and intangible assets acquired, with any excess recorded as goodwill.

Note 4 Goodwill and Other Intangible Assets

The following table identifies the activity relating to goodwill by operating segment:

	Balance December 31, 2005	Additions	Balance December 31, 2006
	In millions
Goodwill
Americas	$49	$7	$56
EMEA	9	2	11
APJ	23	—	23

Total goodwill	$81	$9	$90

The increase in goodwill since December 31, 2005 was primarily due to the acquisitions described in Note 3 above.

Teradata’s identifiable intangible assets, reported under Other Assets in the balance sheets, were specifically identified when acquired, and are deemed to have finite lives. The gross carrying amount and accumulated amortization for Teradata’s identifiable intangible assets were as follows:

	Original Amortization Life (in Years)	December 31, 2006		December 31, 2005
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
		In millions
Identifiable intangible assets
Patents	10	$—	$—	$14	$(13)
Intellectual property	5 -10	15	(2)	7	(1)

Total identifiable intangible assets		$15	$(2)	$21	$(14)

The increase in intellectual property since December 31, 2005 was primarily due to the acquisitions described in Note 3 above. The decrease in patents since December 31, 2005 was due to a patent becoming fully amortized during 2006.

The aggregate amortization expense (actual and estimated) for identifiable intangible assets for the following periods is:

	Actual	For the year ended (estimated)
	2006	2007	2008	2009	2010	2011
	In millions
Amortization expense	$2	$3	$3	$3	$3	$1

Note 5 Transactions with NCR

Teradata’s costs and expenses include allocations from NCR for centralized treasury, tax, accounting, legal, internal audit, human resources, severance, pension, public and investor relations, general management, real estate, shared information technology systems, procurement and other statutory functions such as board of directors and centrally managed benefit arrangements. These allocations have been determined on bases that NCR and Teradata considered to be a reasonable reflection of the utilization of services provided or the benefits received by Teradata. The allocation methods include ones based on revenue, headcount, square footage, transaction processing costs and others considered as a reasonable method in relation to the costs being allocated. See Note 8 for further discussion of pension and post-employment benefit costs. Allocated costs included in the statements of income for the years ended December 31 were as follows:

	2006	2005	2004
	In millions
Cost of products and services	$39	$41	$45
Selling, general and administrative expenses	69	83	98
Research and development expenses	14	15	20

Total allocated operating expenses	$122	$139	$163

For purposes of governing certain ongoing relationships between Teradata and NCR at and after the separation and to provide for an orderly transition, Teradata and NCR have entered or will enter into various agreements. The terms of the agreements described below that will be in effect following the separations have not yet been finalized. There may be material changes prior to the separation from NCR. Brief descriptions of each agreement follow.

Separation and Distribution Agreement. The Separation and Distribution Agreement will set forth Teradata’s agreement with NCR regarding the principal transactions necessary to separate us from NCR. It will also set forth other agreements that govern certain aspects of relationships with NCR after the completion of the separation plan. The parties intend to enter into the Separation and Distribution Agreement immediately before the distribution of shares to NCR stockholders. Upon our separation form NCR, the Separation and Distribution Agreement will be effective as between Teradata and NCR with respect to the obligations owed by Teradata to NCR and the obligations owed by NCR to Teradata.

Intellectual Property Agreements. Teradata and the other businesses of NCR use patents, trademarks, copyrights and other types of intellectual property. As part of the separation, such intellectual property will be allocated to NCR or Teradata. In some cases, the intellectual property will be cross-licensed by NCR and Teradata after the spin-off. NCR and Teradata expect to enter into a Brand License Agreement, a Copyright Assignment, a Patent Assignment, a Patent License Agreement, a Technology Assignment, a Technology License and Access Agreement (license agreement for NCR Applications), a Trademark and Service Mark Assignment and certain assignments and other agreements related to intellectual property.

Tax Sharing Agreement. The Tax Sharing Agreement will govern the respective rights, responsibilities, and obligations of NCR and Teradata after the Separation, with respect to tax liabilities and benefits, tax attributes, tax contests and other tax matters regarding income taxes, other taxes and related tax returns. In general, NCR will be responsible for all taxes reported on any separate tax return of NCR (i.e., one that includes NCR or one of its subsidiaries but does not include Teradata or one of its subsidiaries), and will be responsible for all taxes reported on any joint return (i.e., one that includes NCR or one of its subsidiaries, on the one hand, and Teradata or one of its subsidiaries, on the other hand), and Teradata will be responsible for all taxes reported on any separate tax return of Teradata.

Interim Services and Systems Replication Agreement. NCR and Teradata plan to enter into a Interim Services and Systems Replication Agreement, which will provide for the provision of certain transitional services by Teradata and its subsidiaries to NCR and its subsidiaries, and vice versa. The services may include the provision of administrative and other services identified by the parties. The Interim Services and Systems Replication Agreement will provide for a term of up to 18 months, which may be extended for an additional six months if reasonably necessary to facilitate the transition. The pricing is expected to be based on actual costs plus a fixed percentage incurred by the party rendering the services.

Employee Benefits Agreement. Prior to the Separation, NCR and Teradata will enter into an Employee Benefits Agreement, which will address certain employee compensation, benefit and labor-related matters. In general, Teradata will be responsible for all obligations and liabilities relating to current and former employees of Teradata and their dependents and beneficiaries and NCR will be responsible for all obligations and liabilities relating to its current and former employees, even if such former employees performed services in the past for the Teradata business, and their dependents and beneficiaries. The most significant exception to these general terms is that with respect to the U.S. Pension Plan and non-qualified pension plans, and to the extent legal and/or practicable under the laws of non-U.S. jurisdictions, all assets and liabilities relating to any defined benefit pension plans, whether relating to Teradata or NCR employees, will be retained by NCR. If such treatment is not permitted in non-U.S. jurisdictions, Teradata will assume the assets and liabilities with respect to the pension plans relating to Teradata employees in the non-U.S. jurisdictions.

Real Estate Arrangements. At approximately 100 locations globally, real estate is presently used by both the Teradata business and the other businesses of NCR, and it is intended that, at least for some period, those properties will continue to be used by both companies after the spin-off. Some of the shared properties are presently owned by NCR or a subsidiary and others are leased from third parties. In almost all cases, NCR or its subsidiary will retain ownership of the owned properties and retain the leasehold from the third party in the case of the leased properties. A portion of each owned property will be leased to Teradata or its subsidiary, and a portion of each leased property will be subleased to Teradata or its subsidiary. In the case of owned properties, the lease to Teradata or its subsidiary will reflect a fair-market-value rent and a term in almost all cases not in excess of five years.

Enterprise Data Warehousing Sales and Support Agreement. After the spin-off, NCR and Teradata will enter into a commercial agreement for the purchase of enterprise data warehouse hardware, software licenses, deliverables licenses and services. Under that agreement, Teradata will provide maintenance and support services and coverage in support of NCR’s enterprise data warehouse (which includes Teradata hardware, the Teradata operating system and the Teradata database software, along with certain related utilities, tools, applications and deliverables) and certain other applications used by NCR on the Teradata database platform.

Other Commercial Agreements. After the spin-off, NCR and Teradata will enter into certain other commercial agreements, each of which will reflect arm’s length, fair market value pricing, terms and conditions. These commercial agreements will include IT Maintenance and Support Services and IT Managed Services Agreements, Service Provider Agreements and a Distributor Agreement.

Note 6 Income Taxes

For the years ended December 31, income before income taxes consisted of the following:

	2006	2005	2004
	In millions
Income before income taxes
United States	$224	$187	$93
Foreign	88	97	106

Total income before income taxes	$312	$284	$199

For the years ended December 31, income tax expense consisted of the following:

	2006	2005	2004
	In millions
Income tax expense (benefit)
Current
Federal	$80	$55	$59
State and local	13	13	12
Foreign	31	28	28
Deferred
Federal	(10)	(23)	(40)
State and local	(2)	(4)	(7)
Foreign	2	9	9

Total income tax expense	$114	$78	$61

The following table presents the principal components of the difference between the effective tax rate and the U.S. federal statutory income tax rate for the years ended December 31:

	2006	2005	2004
	In millions
Income tax expense at the U.S. federal tax rate of 35%	$109	$99	$70
Foreign income tax differential	2	9	2
State and local income taxes	11	9	5
U.S. permanent book/tax differences	(9)	(1)	(4)
Tax audit settlements	—	(33)	(14)
Other, net	1	(5)	2

Total income tax expense	$114	$78	$61

Teradata’s tax provisions include a provision for income taxes in certain tax jurisdictions where its operations are profitable, but reflect only a portion of the tax benefits related to certain foreign operations’ tax losses due to the uncertainty of the ultimate realization of future benefits from these losses. The 2005 income tax provision includes $33 million of benefits as a result of NCR’s resolution of prior year tax audits. During 2005, NCR settled the tax audit for years 1997-1999 with the appellate level of the IRS resulting in a tax benefit of $14 million. Also in 2005, NCR settled the tax audit for years 2000-2002 with the examination level of the IRS resulting in a tax benefit of $19 million. The initial income tax accruals were established based upon the nature of uncertain tax positions in the federal return, and accruals for the related interest were compounded each year. The accruals were established by specifically identifying risk items within the tax return and then assessing the likelihood of the items being challenged or overturned. The tax accruals were necessary due to uncertainty regarding the ultimate sustainability of tax return deductions taken for areas that are prone to tax controversy and are complex areas of tax law. The 2004 income tax provision includes $14 million of benefits as a result of NCR’s settlement of tax audit issues relating to the periods when NCR was a subsidiary of AT&T. Teradata’s benefits from NCR’s settlement of the tax audits described above was based on the specific identification of settled tax matters directly attributable to Teradata’s income before taxes, plus a reasonable ratable allocation of settled matters that were related to tax matters and filing positions attributable to both Teradata and NCR.

Deferred income tax assets and liabilities included in the balance sheets at December 31 were as follows:

	2006	2005
	In millions
Deferred income tax assets
Reserves and allowances	$30	$20
Tax loss and credit carryforwards	90	84
Capitalized research and development	212	213
Other	47	44

Total deferred income tax assets	379	361
Valuation allowance	(43)	(35)

Net deferred income tax assets	336	326

Teradata recorded valuation allowances related to certain deferred income tax assets due to the uncertainty of the ultimate realization of future benefits from those assets. The valuation allowances cover deferred tax assets, primarily tax loss carryforwards, in tax jurisdictions where there is uncertainty as to the ultimate realization of a benefit from those tax losses. As of December 31, 2006, Teradata had U.S. federal and foreign tax loss carryforwards of approximately $256 million.

Teradata did not provide for U.S. federal income taxes or foreign withholding taxes on approximately $155 million in 2006 of undistributed earnings of its foreign subsidiaries because such earnings are intended to be reinvested indefinitely.

Note 7 Employee Stock Compensation Plans

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) (“SFAS 123R”), Share-Based Payment. NCR adopted the provisions of SFAS 123R as of January 1, 2006 using the modified prospective transition method, which does not require restatement of prior-year results. SFAS 123R requires that all share-based payments to employees, including grants of stock options, be recognized as compensation expense in the financial statements based on their fair value.

SFAS 123R resulted in a change in the method of measuring and recognizing the fair value of NCR stock options granted to employees engaged in Teradata’s business and estimating forfeitures for all unvested awards. Additionally, prior to the adoption of SFAS 123R, NCR used the nominal vesting period approach for retirement-eligible employees, including those engaged in Teradata’s business. Using this approach, compensation cost for share-based awards granted prior to 2006 was recognized over the stated vesting period for retirement-eligible employees. As a result of adopting SFAS 123R, NCR changed its method for recognizing compensation expense for new share-based awards granted to retirement-eligible employees. Compensation expense is now recognized over the period from the date of grant to the date retirement eligibility is achieved, if retirement eligibility is expected to occur during the nominal vesting period (non-substantive vesting period approach). Had the non-substantive vesting period approach been applied to awards granted prior to 2006, incremental compensation expense would have been immaterial for 2006, 2005 (pro forma) and 2004 (pro forma).

As of December 31, 2006, Teradata’s primary types of share-based compensation were NCR stock options and restricted stock (discussed below in this Note) granted to employees. Teradata recorded stock-based compensation expense, the components of which are further described below for the years ended December 31 as follows:

	2006	2005	2004
	In millions
Stock options	$5	$—	$—
Restricted stock	4	1	1

Total stock-based compensation (pre-tax)	9	1	1
Tax benefit	(3)	—	—

Total stock-based compensation, net of tax	$6	$1	$1

As a result of the adoption of SFAS 123R by NCR, Teradata recognized $5 million ($3 million after-tax) of expense related to stock options in 2006. Overall, total stock-based compensation expense, which includes expense related to stock options and restricted stock, increased $8 million ($5 million after-tax) for 2006 as compared to 2005. Compensation cost capitalized as part of inventory and fixed assets as of December 31, 2006 was immaterial.

Stock-based compensation expense for 2006 was computed using the fair value of NCR’s options as calculated using the Black-Scholes option-pricing model. The weighted average fair value of NCR’s options granted to employees was $15.67 per share in 2006, and was estimated based on the following weighted average assumptions:

2006
Dividend yield	—
Risk-free interest rate	4.58%
Expected volatility	34.9%
Expected holding period (years)	5.3

Expected volatility incorporates a blend of both historical volatility of NCR’s stock over a period equal to the expected term of the options and implied volatility from traded options on NCR’s stock, as management believes this is more representative of prospective trends. NCR uses historical data to estimate option exercise and employee termination within the valuation model. The expected holding period represents the period of time that options are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the five-year U.S. Treasury yield curve in effect at the time of grant.

NCR had previously accounted for stock-based employee compensation using the intrinsic value-based method in accordance with Accounting Principles Board Opinion No. 25 (“APB No. 25”), which required compensation expense for options to be recognized when the market price of NCR stock exceeded the exercise price on the date of grant. In addition, no compensation expense was recorded for purchases under the NCR Employee Stock Purchase Plan (“ESPP”) in accordance with APB No. 25. If Teradata had recognized stock option-based compensation expense based on the fair value of stock option grants and employee stock purchases under the ESPP, net income for the years ended December 31 would have been as follows:

In millions, except per share amounts	2005	2004
Net income	$206	$138

Stock-based employee compensation expense includedin reported net income (pre-tax)	1	1
Tax benefit of stock-based employee compensation includedin reported net income	—	—

Subtotal: Add to net income	1	1

Total stock-based employee compensation expense determined under fair value-based method for awards (pre-tax)	8	9
Tax benefit of stock-based employee compensation determined under fair value-based method for awards	(2)	(2)

Subtotal: Deduct from net income	6	7

Pro forma net income	$201	$132

The pro forma net income for 2005 and 2004 were computed using the fair value of NCR options as calculated using the Black-Scholes option-pricing model. The weighted average fair value for NCR options granted to NCR employees engaged in Teradata’s business was $15.56 per share in 2005 and $9.74 per share in 2004 and was estimated based on the following weighted average assumptions:

	2005	2004
Dividend yield	—	—
Risk-free interest rate	4.00%	2.95%
Expected volatility	35.5%	45.0%
Expected holding period (years)	5.5	5.0

Stock Options

As of December 31, 2006, all stock options held by NCR employees engaged in Teradata’s business were granted under NCR’s stock plans. Prior to approval by NCR’s stockholders on April 26, 2006 of the NCR 2006 Stock Incentive Plan (“SIP”), the NCR Management Stock Plan (“MSP”) was the principal vehicle through which equity grants were made to such Teradata employees. The MSP provided for the grant of several different forms of stock-based benefits, including stock options to purchase shares of NCR common stock. Stock options under the MSP were generally granted at the fair market value of the common stock at the date of grant, had a ten-year term and vested within four years of the grant date. Grants that were issued before 1998 generally had a four-year vesting period, grants from 1998 through 2003 had a three-year vesting period, and grants issued in 2004 and after generally had a four-year vesting period. As a result of approval of the SIP by NCR’s stockholders, NCR discontinued the MSP, except that awards previously granted and outstanding under the MSP remain outstanding. The SIP is now the principal vehicle through which equity grants are made to NCR’s employees and directors.

The SIP provides for the grant of several different forms of stock-based compensation, including stock options to purchase shares of NCR common stock. The Compensation and Human Resource Committee of

NCR’s Board of Directors has discretion to determine the material terms and conditions of option awards under the SIP, provided that (i) the exercise price must be no less than the fair market value of NCR common stock (as defined as the SIP or otherwise determined by the NCR Compensation and Human Resource Committee) on the date of grant, (ii) the term must be no longer than ten years, and (iii) in no event shall the normal vesting schedule provide for vesting in less than one year. Other terms and conditions of an award of stock options will be determined by NCR’s Compensation and Human Resource Committee as set forth in the agreement relating to that award. NCR’s Compensation and Human Resource Committee has authority to administer the SIP, except that the Committee on Directors and Governance of NCR’s Board of Directors will administer the SIP with respect to non-employee members of the Board of Directors.

The following table summarizes NCR’s stock option activity for awards granted to NCR employees engaged in Teradata’s business for the year ended December 31, 2006:

Shares in thousands	Shares Under Option	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2006	3,040	$20.26
Granted	403	$39.34
Exercised	(975)	$18.17
Canceled	(77)	$24.31
Forfeited	(1)	$38.97

Outstanding at December 31, 2006	2,390	$24.11	5.82	$45

Fully vested and expected to vest at December 31, 2006	2,300	$24.09	5.79	$43

Exercisable at December 31, 2006	1,715	$19.35	4.64	$40

The total intrinsic value of options exercised was $21 million in 2006, $32 million in 2005 and $21 million in 2004. The tax benefit realized from these exercises was $6 million in 2006, $10 million in 2005 and $6 million in 2004. As of December 31, 2006, there was $8 million of total unrecognized compensation cost related to unvested stock option grants to NCR employees engaged in Teradata’s business. That cost is expected to be recognized over a weighted-average period of 2.3 years.

Restricted Stock and Restricted Stock Units

As of December 31, 2006, all restricted stock awards held by NCR employees engaged in Teradata’s business were granted under NCR’s stock plans. The MSP provided for the issuance of restricted stock to certain employees as a form of long-term compensation, retention, promotion or other special circumstances. NCR’s restricted stock grants under the MSP were categorized as having service-based or performance-based vesting. The service-based shares typically vest over a three- to four-year period beginning on the date of grant. These grants are not subject to future performance measures. The cost of these awards, determined to be the fair market value of NCR’s shares at the date of grant, is expensed ratably over the period the restrictions lapse. For substantially all restricted stock grants, at the date of grant, the recipient has all rights of a stockholder, subject to certain restrictions on transferability and a risk of forfeiture. Performance-based grants are subject to future performance measurements, which included NCR’s achievement of Cumulative Net Operating Profit (as defined in the MSP) over a three-year period and return on capital over a three-year period. All performance-based shares will become vested at the end of three years provided that the employee is continuously employed by NCR and the applicable performance measures are met. Performance-based grants must be earned, based on performance, before the actual number of shares to be awarded is known. NCR considers the likelihood of meeting the performance criteria based upon management’s estimates and analysis of future earnings. As a result of approval of the SIP by NCR’s stockholders, NCR discontinued the MSP, except that awards previously granted and outstanding under the MSP remain outstanding.

The SIP also provides for the issuance of restricted stock, as well as restricted stock units. Performance goals may be established by NCR’s Compensation and Human Resource Committee in connection with the grant of restricted stock or restricted stock units. Any grant of restricted stock or restricted stock units will be subject to a vesting period of at least three years, except that a one-year term of service may be required if vesting is conditioned upon achievement of performance goals. At the date of grant, a recipient of restricted stock has all the rights of a stockholder subject to certain restrictions on transferability and a risk of forfeiture. A recipient of restricted stock units does not have the rights of a stockholder but is subject to restrictions on transferability and risk of forfeiture. Other terms and conditions applicable to any award of restricted stock or restricted stock units will be determined by NCR’s Compensation and Human Resource Committee and set forth in the agreement relating to that award.

The following table reports NCR’s restricted stock activity for awards granted to NCR employees engaged in Teradata’s business during the year ended December 31, 2006:

Shares in thousands	Number of Shares	Weighted- Average Grant- Date Fair Value per Share
Unvested shares at January 1, 2006	358	$28.16
Shares granted	226	$39.50
Shares vested and distributed	(64)	$13.28
Shares forfeited	(16)	$32.70

Unvested shares at December 31, 2006	504	$35.15

The total intrinsic value of NCR shares vested and distributed to NCR employees engaged in Teradata’s business was $3 million in 2006, $1 million in 2005 and $2 million in 2004. As of December 31, 2006, there was $12 million of unrecognized compensation cost related to unvested restricted stock grants to such employees. The unrecognized compensation cost is expected to be recognized over a remaining weighted-average period of 1.8 years.

The following table represents the composition of restricted stock grants in 2006:

Shares in thousands	Number of Shares	Weighted- Average Grant Date Fair Value
Service-based shares	126	$40.24
Performance-based shares	100	$38.56

Total stock grants	226	$39.50

Other Share-based Plans

The NCR ESPP enables eligible employees to purchase NCR’s common stock at a discount to the average of the highest and lowest sale prices on the last trading day of each month. In 2006, the ESPP discount was reduced from 15% to 5% of the average market price. As a result, this plan is considered non-compensatory in accordance with SFAS 123R. Employees may authorize payroll deductions of up to 10% of eligible compensation for common stock purchases. The amount of NCR shares purchased by NCR employees engaged in Teradata’s business was not material in 2006, 2005 and 2004.

Impact of Separation

Prior to the distribution, the Teradata Board of Directors is expected to adopt, with approval of Teradata’s sole stockholder, the establishment of stock incentive plans providing for future awards to Teradata employees.

Options, performance shares, performance options, restricted stock, and restricted stock units, will be treated as follows at the spin: (1) each option and other stock-based award based on shares of NCR common stock that is held by an employee of NCR will, at the spin-off, be substituted for an option or award based on shares of NCR common stock with the number of shares and, in the case of a stock option, the exercise price being equitably adjusted to preserve the intrinsic value of the award or option as of immediately prior to the spin-off; (2) each option and other stock-based award based on shares of NCR common stock that is held by an employee of Teradata will, at the spin-off, be substituted for an option or award based on shares of Teradata common stock with the number of shares and, in the case of a stock option, exercise price being equitably adjusted to preserve the intrinsic value of the award or option as of immediately prior to the spin-off; and (3) each option based on shares of NCR common stock that is held by a retiree of NCR will, at the spin-off, be substituted for an option based on shares of NCR common stock and an option based on shares of Teradata common stock with the number of shares and the exercise price being equitably adjusted to preserve the intrinsic value of the option as of immediately prior to the spin-off. The NCR Compensation and Human Resource Committee Committee is evaluating the manner in which outstanding performance-based awards will be measured and distributed.

Note 8 Employee Benefit Plans

Pension, Post-retirement, and Post-employment Plans. NCR employees engaged in Teradata’s business are eligible to participate in pension, post-retirement and post-employment benefit plans sponsored by NCR in many of the countries where the Company does business. As Teradata participated in NCR’s plans, it accounted for its pension and post-employment benefit costs under the multiemployer plan approach, and has recognized the pension and post-employment costs allocated to it by NCR as expense, with a corresponding contribution in parent company investment. Pension and post-employment benefits costs are allocated to Teradata based on the projected benefit obligation associated with Teradata specific employees and other NCR employees who provided support services to Teradata. Post-retirement benefit costs allocated to Teradata were immaterial for each of the three years ended December 31, 2006. The pension and post-employment costs for the yeas ended December 31 were as follows:

	2006	2005	2004
	In millions
U.S. pension costs	$14	$13	$15
International pension costs	9	9	7

Total pension costs	$23	$22	$22

Post-employment costs	$16	17	19

Savings Plans. U.S. employees and many international employees engaged in Teradata’s business participate in defined contribution savings plans sponsored by NCR. These plans generally provide either a specified percent of pay or a matching contribution on participating employees’ voluntary elections. NCR’s matching contributions typically are subject to a maximum percentage or level of compensation. Employee contributions can be made pre-tax, after-tax or a combination thereof. Expenses from defined contribution savings plans were allocated to Teradata on an employee-by-employee basis. Teradata’s expense related to U.S. and international savings plans was $12 million in 2006, $9 million in 2005 and $11 million in 2004.

Note 9 Financial Instruments

In the normal course of business, NCR enters into various financial instruments, including derivative financial instruments. Teradata’s exposures to these financial instruments have been netted with those of other NCR businesses and accounted for on a combined basis as described below. A portion of the gains and losses related to foreign exchange contracts has been allocated to Teradata based on the proportion of its foreign currency exposures to NCR’s total foreign currency exposures. The gains or losses are included in cash flows from operating activities in the Statements of Cash Flows.

Cash Flow Hedges. NCR primarily uses foreign exchange forward contracts to reduce the exposure to changes in currency exchange rates, primarily as it relates to inventory purchases by marketing units and inventory sales by manufacturing units. The majority of the contracts were to exchange Euros, British Pounds and Japanese Yen, and generally mature within 15 months. Foreign exchange contracts used as a part of NCR’s risk management strategy, which are designated at inception as highly effective cash flow hedges, are measured for effectiveness both at inception and on an ongoing basis. For foreign exchange contracts designated as highly effective cash flow hedges, the gains or losses are deferred in other comprehensive income and recognized in the determination of income as adjustments of carrying amounts when the underlying hedged transaction is realized, canceled or otherwise terminated.

Fair Value Hedges. For derivative instruments designated as fair value hedges, the effective portion of the hedge is recorded as an offset to the change in the fair value of the hedged item, and the ineffective portion of the hedge, if any, is recorded in the income statement. There was no impact in earnings due to these hedges during the years ended December 31, 2006, 2005 and 2004.

Concentration of Credit Risk. Teradata sells the majority of its products through its direct sales force. No single customer accounted for 10% or more of accounts receivable at December 31, 2005 and 2006. Credit risk with respect to accounts receivables is generally diversified due to the large dispersion across many different industries and geographies. Exposure to credit risk is managed through credit approvals, credit limits and monitoring procedures. Teradata’s business often involves large transactions with customers, and if one or more of those customers were to default in its obligations under applicable contractual arrangements, Teradata could be exposed to potentially significant losses. However, management believes that the reserves for potential losses are adequate.

Note 10 Commitments and Contingencies

In the normal course of business, Teradata is subject to various regulations, proceedings, lawsuits, claims and other matters. Teradata believes the amounts provided in its financial statements, as prescribed by GAAP, are adequate in light of the probable and estimable liabilities. However, there can be no assurances that the actual amounts required to satisfy alleged liabilities from various lawsuits, claims, legal proceedings and other matters, and to comply with applicable laws and regulations, will not exceed the amounts reflected in Teradata’s financial statements or will not have a material adverse effect on its results of operations, financial condition or cash flows. Any costs that may be incurred in excess of those amounts provided as of December 31, 2006 cannot currently be reasonably determined.

Guarantees and Product Warranties. Guarantees associated with Teradata’s business activities are reviewed for appropriateness and impact to the Company’s financial statements. Periodically, Teradata’s customers enter into various leasing arrangements coordinated by Teradata with a leasing partner. In some instances, Teradata guarantees the leasing partner a minimum value at the end of the lease term on the leased equipment or guarantees lease payments between the customer and the leasing partner. As of December 31, 2006, the maximum future payment obligation of this guaranteed value and the associated liability balance was $7 million.

Teradata provides its customers a standard manufacturer’s warranty and records, at the time of the sale, a corresponding estimated liability for potential warranty costs. Estimated future obligations due to warranty claims are based upon historic factors such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts. Each business unit consummating a sale recognizes the total customer revenue and records the associated warranty liability using pre-established warranty percentages for that product class. From time to time, product design or quality corrections are accomplished through modification programs. When identified, associated costs of labor and parts for such programs are estimated and accrued as part of the warranty reserve.

The following table identifies the activity relating to the warranty reserve:

	2006	2005	2004
	In millions
Warranty reserve liability
Beginning balance at January 1	$7	$7	$5
Accruals for warranties issued	12	11	11
Settlements (in cash or in kind)	(11)	(11)	(9)

Ending balance at December 31	$8	$7	$7

In addition, Teradata provides its customers with certain indemnification rights. In general, Teradata agrees to indemnify the customer if a third party asserts patent or other infringement on the part of the customer for its use of Teradata’s products. From time to time, Teradata also enters into agreements in connection with its acquisition and divesture activities that include indemnification obligations by the Company. The fair value of these indemnification obligations is not readily determinable due to the conditional nature of Teradata’s potential obligations and the specific facts and circumstances involved with each particular agreement. The Company has not recorded a liability in connection with these indemnifications. Historically, payments made by the Company under these types of agreements have not had a material effect on Teradata’s financial condition, results of operations or cash flows.

Purchase Commitments. Teradata has purchase commitments for materials, supplies, services, and property, plant and equipment as part of the normal course of business. As of December 31, 2006, the amount of these commitments was approximately $67 million.

Leases. Teradata conducts certain of its sales operations using leased facilities, the initial lease terms of which vary in length. Many of the leases contain renewal options and escalation clauses that are not material to the overall lease portfolio. Future minimum lease payments, in millions, under non-cancelable leases as of December 31, 2006, for the following fiscal years were:

	2007	2008	2009	2010	2011	Thereafter
	In millions
Minimum lease obligations	$2	$2	$2	$2	$1	$2

Total rental expense for operating leases was $2 million in 2006, $3 million in 2005 and $3 million in 2004.

Note 11 Segment, Other Supplemental Information and Concentrations

Teradata is managed along the following geographic regions, which are also the Company’s operating segments: (1) the North America and Latin Americas (“Americas”) region, (2) the Europe, Middle East and Africa (“EMEA”) region and (3) the Asia Pacific and Japan (“APJ”) region. Management evaluates the performance of its segments based on revenue and segment margin, and does not include segment assets for management reporting purposes. Segment margin excludes certain corporate-related costs consistent with the manner by which management evaluates segment operating performance. This presentation is useful to investors because it allows analysis and comparability of operating trends. Teradata management does not use corporate-level selling, general and administrative, or research and development expenses to measure the segment and evaluate segment performance.

The following table presents segment revenue and segment gross margin for Teradata for the years ended December 31:

	2006	% of revenue	2005	% of revenue	2004	% of revenue
	In millions
Revenue
Americas (1)	$933	60%	$861	59%	$757	56%
EMEA	360	23%	340	23%	329	24%
APJ	267	17%	266	18%	263	20%

Segment revenue	1,560	100%	1,467	100%	1,349	100%

Segment gross margin
Americas	555	59%	507	59%	429	57%
EMEA	168	47%	165	49%	164	50%
APJ	126	47%	130	49%	125	48%

Subtotal - segment gross margin	849	54%	802	55%	718	53%

Reconciling amounts (2)	(10)		(7)		(10)

Total gross margin	839	54%	795	54%	708	52%

Selling, general and administrative expenses	410	26%	391	27%	391	29%
Research and development expenses	117	8%	120	8%	118	9%

Total income from operations	$312	20%	$284	19%	$199	15%

(1)	The Americas region includes revenue from the United States of $862 million in 2006, $803 million in 2005 and $713 million in 2004.

(2)	Includes corporate-related costs that management does not use to make decisions regarding the segments and to assess the financial performance.

The following table presents revenue by product and services revenue for Teradata for the years ended December 31:

	2006	2005	2004
	In millions
Products	$820	$786	$728
Professional and installation-related services	404	368	329

Total solution	1,224	1,154	1,057
Support Services	336	313	292

Total revenue	$1,560	$1,467	$1,349

The following table presents property, plant and equipment by geographic area at December 31:

	2006	2005
	In millions
Property, plant and equipment, net
United States	$59	$55
Americas (excluding United States)	1	1
EMEA	1	1
APJ	3	3

Total property, plant and equipment, net	$64	$60

Concentrations. No single customer accounts for more than 10% of Teradata’s revenue. As of December 31, 2006, Teradata is not aware of any significant concentration of business transacted with a particular customer that could, if suddenly eliminated, have a material adverse effect on Teradata’s operations. Teradata also lacks a concentration of available sources of labor, services, licenses or other rights that could, if suddenly eliminated, have a material adverse effect on its operations.

A number of Teradata’s products, systems and solutions rely primarily on specific suppliers for microprocessors and other component products, operating systems, commercial software and other central components. There can be no assurances that any sudden impact to the availability or cost of these technologies would not have a material adverse effect on Teradata’s operations.

Note 12 Quarterly Information (unaudited)

In millions, except per share amounts	First	Second	Third	Fourth
2006
Total revenues	$323	$396	$375	$466
Gross margin	$180	$209	$199	$251
Operating income	$58	$80	$68	$106
Net income	$37	$51	$43	$67

2005
Total revenues	$347	$357	$358	$405
Gross margin	$184	$192	$195	$224
Operating income	$66	$69	$66	$83
Net income	$40	$56	$56	$54

Teradata Data Warehousing Business of NCR Corporation

Schedule II - Valuation and Qualifying Accounts

(In millions)

Column A	Column B	Column C		Column D	Column E
		Additions
Description	Balance at Beginning of Period	Charged to Costs & Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year Ended December 31, 2006
Allowance for doubtful accounts	$7	$—	$—	$2	$5
Deferred tax asset valuation allowance	$35	$8	$—	$—	$43
Inventory excess and obsolete reserves	$16	$7	$—	$5	$18

Year Ended December 31, 2005
Allowance for doubtful accounts	$6	$1	$—	$—	$7
Deferred tax asset valuation allowance	$36	$—	$—	$1	$35
Inventory excess and obsolete reserves	$16	$6	$—	$6	$16

Year Ended December 31, 2004
Allowance for doubtful accounts	$5	$1	$—	$—	$6
Deferred tax asset valuation allowance	$25	$11	$—	$—	$36
Inventory excess and obsolete reserves	$16	$6	$—	$6	$16